Execution Version

SECOND AMENDED AND RESTATED SUPPLY AND OFFTAKE AGREEMENT
dated as of June 1, 2021
between
J. ARON & COMPANY LLC
and
PAR HAWAII REFINING, LLC

TABLE OF CONTENTS
Page

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Schedules

Schedule	Description
Schedule A	Products and Product Specifications
Schedule B	Product Values
Schedule C	Monthly True-Up Amounts; Daily and Monthly Settlement Amounts
Schedule D	Operational Volume Range
Schedule E	Included Tanks
Schedule F	Determination and Application of Net Deferred Amount
Schedule G	Daily Settlement Schedule
Schedule H	Form of Inventory Reports
Schedule I	Initial Inventory Targets
Schedule J	Scheduling and Communications Protocol
Schedule K	Price Adjustment Determination Procedures
Schedule L	Reserved
Schedule M	Notices
Schedule N	FIFO Balance Final Settlements
Schedule O	Form of Run-out Report
Schedule P	Pricing Group
Schedule Q	Form of Trade Sheet
Schedule R	Form of Step-Out Inventory Sales Agreement
Schedule S	Form of Refinery Production Volume Report
Schedule T	Initial Acceptable Account Debtors
Schedule U	Included Locations
Schedule V	Eligible Hydrocarbon Inventory Locations and Tanks
Schedule W	SPM Master Buy/Sell Confirmations
Schedule X	Included Materials
Schedule Y	Roll Procedures
Schedule Z	Transition Adjustment Amount
Schedule AA	Annex
Schedule BB	Monthly Jet Fuel Volumes
Schedule CC	Authorized Company Representatives
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Schedule DD	Authorized Third Party Payees
Schedule EE	Indebtedness
Schedule FF	Form of Daily Discretionary Draw Election Report
Schedule GG	Form of Promissory Note
Schedule HH	Form of Compliance Certificate
Schedule II	Form of Liquidity Report

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SECOND AMENDED AND RESTATED SUPPLY AND OFFTAKE AGREEMENT
This Second Amended and Restated Supply and Offtake Agreement (this “Agreement”) is made as of June 1, 2021 (the “Second Restatement Effective Date”), between J. Aron & Company LLC f/k/a J. Aron & Company (“Aron”), a New York limited liability company, located at 200 West Street, New York, New York 10282-2198, and Par Hawaii Refining, LLC (the “Company”), a Hawaii limited liability company, located at 825 Town & Country Lane, Suite 1500, Houston, Texas 77024 (each referred to individually as a “Party” or collectively as the “Parties”).
WHEREAS, the Company owns and operates a crude oil refinery and related assets located in Kapolei, Hawaii (the “Refinery”) for the processing and refining of Crude Oil (as defined below) and other feedstocks and the recovery therefrom of refined products;
WHEREAS, the Company and Aron entered into a Supply and Offtake Agreement, dated as of June 1, 2015, providing for a supply and offtake transaction under which Aron agreed to supply Crude Oil to the Company to be processed at the Refinery and purchase all Products (as defined below) from the Company produced at the Refinery (such agreement, as from time to time amended, the “Original Agreement”);
WHEREAS, as contemplated, on the Commencement Date (as defined below), Aron purchased from the Company or Existing Supplier/Offtaker (as defined below) all Crude Oil and Products then being held by either entity at the Included Locations (as defined below);
WHEREAS, the Parties have agreed that, for the Term of this Agreement, the Company will provide professional consulting, liaison, and other related services to assist Aron in the marketing and sale of the refined products acquired by Aron hereunder in accordance with the terms and conditions of the Marketing and Sales Agreement (as defined below);
WHEREAS, the Company and Aron amended and restated in its entirety the Original Agreement on December 21, 2017 (such agreement, as from time to time amended prior to the date hereof, the “First Amended and Restated S&O Agreement”);
WHEREAS, the Company and Aron desire to amend and restate in its entirety the First Amended and Restated S&O Agreement as hereinafter provided; and
WHEREAS, it is contemplated that upon the termination of this Agreement, Aron will sell and the Company will purchase all of Aron’s Crude Oil and Products inventory held at the Included Locations in accordance with the term and conditions of the Step-Out Inventory Sales Agreement (as defined below) and Aron will transfer to the Company, through novations or reassignments, various contractual rights pursuant to the termination provisions provided herein;
NOW, THEREFORE, in consideration of the premises and respective promises, conditions, terms and agreements contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties do agree as follows:

ARTICLE 1

DEFINITIONS AND CONSTRUCTION
1.1    Definitions.
For purposes of this Agreement, including the foregoing recitals, the following terms shall have the meanings indicated below:
“2017 Indenture” means the Indenture, dated as of December 21, 2017, among the Notes Issuers, Wilmington Trust, National Association as trustee, and the Notes Collateral Trustee.
“2017 Notes” means the 7.75% Senior Secured Notes due 2025 issued under the 2017 Indenture.
“2020 Indenture” means the Indenture, dated as of June 5, 2020, among the Notes Issuers, Wilmington Trust, National Association as trustee, and the Notes Collateral Trustee.
“2020 Notes” means the 12.875% Senior Secured Notes due 2026 issued under the 2020 Indenture.
“ABL Agent” means Bank of America, N.A. in its capacity as administrative agent and collateral agent for the lenders under the ABL Facility, and any successors and assigns or replacements in such capacity.
“ABL Facility” means the Loan and Security Agreement dated as of the First Restatement Effective Date, among Par LLC and certain of its subsidiaries as co-borrowers, and certain subsidiaries of Par LLC as guarantors, the ABL Agent, and the banks and other financial institutions party thereto, as amended, restated, amended and restated, replaced, supplemented or otherwise modified from time to time.
“Acceptable Account Debtors” means such account debtors as Aron, in its reasonable judgment, from time to time determines are acceptable as account debtors for purposes of determining whether an Account will qualify as an Eligible Receivable for purposes hereof; provided that:
(a)    each of the Initial Acceptable Account Debtors shall constitute an Acceptable Account Debtor for purposes hereof, subject to clause (c) below;
(b)    from time to time the Company may propose to Aron that a new entity constitute an Acceptable Account Debtor for purposes hereof, in which case Aron shall make an examination and evaluation of such entity and determine whether to accept such entity as Acceptable Account Debtor; provided further that (i) in connection with such proposal, the Company shall obtain and provide to Aron such information as Aron shall reasonably request in connection with its determination as to whether such entity shall be accepted as an Acceptable Account Debtor; (ii) based on such information and such factors and considerations as Aron deems relevant, but in any event consistent with the standards and practices that Aron and its Affiliates generally and consistently apply in evaluating the eligibility of receivables in the context of secured financing transactions, which may include (without limitation) the proposed commercial terms, credit considerations (including credit quality and credit limits) and reputational considerations relating to such entity, Aron will promptly endeavor to make such determination and apprise the Company thereof, (iii) such entity shall only be accepted as and constitute an Acceptable Account Debtors if Aron, in its reasonable judgment makes an affirmative decision that such entity be so accepted, and (iv) once added to the list of Acceptable Account Debtors, such entity shall be subject to clause (c) below;
(c)    An entity that at any time constitutes an Acceptable Account Debtor may, upon ten (10) Business Days’ prior written notice by Aron to the Company, be removed from such status and cease to be an Acceptable Account Debtor for purposes hereof; provided that Aron bases such determination on such information and such factors and considerations as Aron deems relevant in its commercially reasonable judgment, but in any event consistent with the standards and practices that Aron and its Affiliates generally and consistently apply in evaluating the eligibility of receivables in the context of secured financing transactions, which may include (without limitation) the proposed commercial terms, credit considerations (including credit quality and credit limits) and reputational considerations relating to such entity; and provided further that if the Company objects to such change in status and so notifies Aron in writing of its objection prior to the expiration of such ten (10) Business Day period, then such change in status shall not take effect until three (3) Business Days after the end of such ten (10) Business Day period, during which the Parties shall confer and the Company may provide any additional information to Aron and Aron may utilize such information to make a redetermination of such entity’s status as an Acceptable Account Debtor. If, at the end of such three (3) Business Day period Aron does not inform the Company in writing (including via email) that Aron is dissatisfied with such entity’s status as an Acceptable Account Debtor, then such entity shall constitute an Acceptable Account Debtor.
Notwithstanding the foregoing paragraphs (b) and (c), for any account debtor that posts (i) a customary trade letter of credit from a US bank, the US branch of a foreign branch or an Acceptable Foreign Bank that has an Investment Grade Rating, or (ii) cash collateral, to support its payment obligations with respect to any account, any credit-based considerations (but excluding other considerations which are not credit-based) made by Aron in making its determination as to whether such account debtor shall be accepted as or remain as an Acceptable Account Debtor shall be deemed to have been satisfied.
“Acceptable Foreign Bank” means any foreign bank or non-US branch of a foreign bank that is acceptable to Aron in accordance with its internal policies and procedures in effect from time to time, consistently applied.
“Accounts” means all present and future accounts, as defined in the UCC, of the Company.

“Acknowledgment Agreements” means, collectively (i) the Amended and Restated Acknowledgment Agreement dated as of the January 11, 2019 among Aron, Merrill Lynch Commodities, Inc., the Company, U.S. Oil & Refining Co., McChord Pipeline Co., USOT WA, LLC, the Notes Collateral Trustee, and the ABL Agent, and (ii) the Amended and Restated Acknowledgment Agreement dated as of December 19, 2018 among Aron, the Company, Midcap Financial Trust, Merrill Lynch Commodities, Inc., IES Downstream and the other IES Entities party thereto, in each case, as amended, restated, supplemented or otherwise modified from time to time.
“Actual Forward Delivered Volumes” has the meaning specified in Section 31.4(a).
“Additional Product Transaction” has the meaning specified in the Marketing and Sales Agreement.
“Adjustment Date” means July 1, 2021.
“Affected Lender” has the meaning specified in Section 11.14(b).
“Affected Obligations” has the meaning specified in Section 17.3.
“Affected Party” has the meaning specified in Section 17.1.
“Affiliate” means, in relation to any Person, any entity controlled, directly or indirectly, by such Person, any entity that controls, directly or indirectly, such Person, or any entity directly or indirectly under common control with such Person. For this purpose, “control” of any entity or Person means ownership of a majority of the issued shares or voting power or control in fact of the entity or Person; provided, however, a Permitted Holder shall not be deemed to be an Affiliate of the Company.
“Agency Agreement” means that certain Agency Agreement by and between the Company and Aron, dated as of June 1, 2015.
“Aggregate Monthly Product Sales Fee” has the meaning specified in Section 7.6.
“Aggregate Monthly Purchased Products Fee” has the meaning specified in Section 8.8.
“Aggregate Purchase Proceeds” has the meaning specified in Schedule C.
“Aggregate Sale Receipts” has the meaning specified in Schedule C.
“Agreement” has the meaning specified in the preamble to this Agreement.
“Ancillary Contract” has the meaning specified in Section 20.1(c).
“Ancillary Costs” means, to the extent reasonably demonstrated by Aron by trade ticket, invoice or other supporting documentation, all freight, pipeline, transportation, storage, tariffs and other costs and expenses incurred as a result of the purchase, movement and storage of

Crude Oil or Products undertaken in connection with or required for purposes of this Agreement (whether or not arising under Aron Procurement Contracts and regardless of the point at which or terms upon which delivery is made under any such Aron Procurement Contract), including, ocean-going freight and other costs associated with waterborne movements, inspection costs and fees, wharfage, port and dock fees, vessel demurrage, lightering costs, ship’s agent fees, import charges, waterborne insurance premiums, fees and expenses, broker’s and agent’s fees, load or discharge port charges and fees, pipeline transportation costs, pipeline transfer and pumpover fees, pipeline throughput and scheduling charges (including any fees and charges resulting from changes in nominations undertaken to satisfy delivery requirements under this Agreement), pipeline and other common carrier tariffs, blending, tankage, linefill and throughput charges, pipeline demurrage, superfund and other comparable fees, processing fees (including fees for water or sediment removal or feedstock decontamination), merchandise processing costs and fees, any charges imposed by any Governmental Authority (including transfer taxes (but not taxes on the net income of Aron) and customs and other duties), user fees, fees and costs for any credit support provided to any third party with respect to any transactions contemplated by this Agreement and any pipeline compensation or reimbursement payments that are not timely paid by the pipeline to Aron. Notwithstanding the foregoing, the following shall not be considered Ancillary Costs: (i) Aron’s hedging costs in connection with this Agreement or the transactions contemplated hereby (but such exclusion shall not change or be deemed to change the manner in which Related Hedges are addressed under Articles 19 and 20 below), (ii) any costs for which Aron has otherwise been compensated under this Agreement and the Transaction Documents by the inclusion of the full amount thereof in any other payment made hereunder, including pursuant to any true-up, adjustment, or netting mechanism provided for thereunder, or (iii) any costs which Aron has agreed, in accordance with the express terms hereof, shall be solely for Aron’s own account.
“Applicable Law” means collectively, all international, foreign, federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case as may apply to the applicable Party or the subject matter of this Agreement.
“Applicable Spread” has the meaning assigned to such term in the Fee Letter.
“Aron Crude Purchases” means, for any month, any volumes delivered under Aron Procurement Contracts during such month.
“Aron Procurement Contract” means a procurement contract entered into by Aron for the purchase or sale of Crude Oil to be processed or sold at the Refinery, which may be (i) a contract with any Third Party Supplier or third party purchaser of Crude Oil (other than the Company or an Affiliate of the Company) or a contract with the Company (or an Affiliate of the Company) or such other contract to the extent the Parties deem such contract to be an Aron Procurement Contract for purposes hereof or (ii) a contract with the Company entered into pursuant to Section

5.3(g)(i) which shall provide for the purchase by Aron from the Company of Crude Oil delivered to Aron at the Crude Intake Point; provided that any transaction entered into under the Master Agreement shall not constitute an Aron Procurement Contract or otherwise result in a transaction subject to this Agreement.
“Aron’s Policies and Procedures” shall have the meaning specified in Section 14.4(a).
“Aron’s Property” shall have the meaning specified in Section 18.2(l).
“Arrangement Fee” has the meaning assigned to such term in the Fee Letter.
“Assignment of Claims Act” means the Assignment of Claims Act of 1940, as it may be amended from time to time, together with all regulations promulgated from time to time in respect thereof.
“Associated Person” has the meaning assigned to such term in Section 18.4(b).
“Attributable Indebtedness” means, on any date, (i) in respect of any capital lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP, and (ii) in respect of any Synthetic Lease Obligation, the capitalized amount of the remaining lease payments under the relevant lease that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP if such lease were accounted for as a capital lease.
“Bank Holiday” means any day (other than a Saturday or Sunday) on which banks are authorized or required to close in the State of New York.
“Bankrupt” means a Person that (i) is dissolved, other than pursuant to a consolidation, amalgamation or merger, (ii) becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due, (iii) makes a general assignment, arrangement or composition with or for the benefit of its creditors, (iv) institutes a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors’ rights, or a petition is presented for its winding-up or liquidation, (v) has a resolution passed for its winding-up, official management or liquidation, other than pursuant to a consolidation, amalgamation or merger, (vi) seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for all or substantially all of its assets, (vii) has a secured party take possession of all or substantially all of its assets, or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all of its assets, (viii) files an answer or other pleading admitting or failing to contest the allegations of a petition filed against it in any proceeding of the foregoing nature, (ix) causes or is subject to any event with respect to which, under Applicable Law, has an analogous effect to any of the foregoing events, (x) has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy under any bankruptcy or insolvency law or other similar law affecting creditors’ rights and such proceeding is not dismissed within fifteen (15) days or

(xi) takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing events.
“Bankruptcy Code” means chapter 11 of Title 11, U.S. Code.
“Barrel” means forty-two (42) net U.S. gallons, measured at 60° F.
“Base Agreements” means any agreements from time to time entered into between the Company and a third party pursuant to which the Company acquires any rights to use Included Pipelines or the Included Tanks, including, without limitation, the Transition Terminalling Agreement, Long-Term Terminalling Agreement, the Refinery Access Agreement, the Services Agreement and the Refinery Property Lease; provided that the Refinery Property Lease shall cease to be a Base Agreement upon fee transfer to the Company of the Main Premises (as defined in the Topping Unit Purchase Agreement).
“Best Available Inventory Data” means daily inventory reports produced by the Company or third parties in respect of the Included Crude Tanks, Included Product Tanks and Included Product Pipelines, in the form specified in Schedule H.
“Billing Due Report” has the meaning as specified in Section 11.4(a).
“Borrowing Base” means, as of any date of determination, the sum of:
(a)    in the case of Eligible Receivables, the product of (i) 85% multiplied by (ii) the amount of all Eligible Receivables of the Company as of such date, plus
(b)    in the case of Eligible Hydrocarbon Inventory, the lesser of (i) $82,500,000.00 and (ii) the product of (A) 85% multiplied by (B) the value of Eligible Hydrocarbon Inventory of the Company as of such date, determined using the then current Daily Values; minus
(c)    any Reserves that Aron may establish in respect of Eligible Receivables and Eligible Hydrocarbon Inventory from time to time.
“BPH Pipelines” has the meaning specified on Schedule U.
“BS&W” means basic sediment and water.
“Business Day” means any day that is not a Saturday, Sunday, or Bank Holiday.
“Change in Law” means the occurrence, after the Second Restatement Effective Date, of any of the following: (a) the adoption or taking effect of any rule, regulation, treaty or other law, (b) any change in any rule, regulation, treaty or other law or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (i) all requests, rules, guidelines or directives thereunder or issued in connection with the Dodd-

Frank Wall Street Reform and Consumer Protection Act and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case be deemed to be a “Change in Law”, to the extent enacted, adopted, promulgated or issued.
“Change of Control” means an event or series of events by which:
(a)    Par LLC at any time ceases to own 100% of the Equity Interests of the Company;
(b)    Par Pacific Holdings, Inc. (“Par Pacific”) at any time ceases to own 100% of the Equity Interests of Par LLC;
(c)    any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding the Permitted Holders or any employee benefit plan of such person or its subsidiaries, any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of 30% or more of the Equity Interests of Par Pacific entitled to vote for members of the board of directors or equivalent governing body of Par Pacific on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);
(d)    Par Pacific consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into Par Pacific, in any such event pursuant to a transaction in which any of the outstanding voting stock of Par Pacific or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the voting stock of Par Pacific outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee Person constituting a majority of the outstanding shares of such voting stock of such surviving or transferee Person (immediately after giving effect to such issuance) or (B) immediately after such transaction, no “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) (other than a holding company created to hold Par Pacific or any other direct or indirect parent of the Company; provided that holders of the voting stock of Par Pacific prior to such creation continue to hold at least a majority of the voting stock of such holding company), becomes, directly or indirectly, the beneficial owner of more than 50% of the voting power of the voting stock of the surviving or transferee Person;
(e)    the adoption of a plan relating to the liquidation or dissolution of Par Pacific, Par LLC, or the Company; or

(f)    any Person or two or more Persons acting in concert shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of, the power to exercise, directly or indirectly, a controlling influence over the management or policies of Par Pacific, or control over the equity securities of Par Pacific entitled to vote for members of the board of directors or equivalent governing body of Par Pacific on a fully-diluted basis (and taking into account all such securities that such Person or group has the right to acquire pursuant to any option right) representing 30% or more of the combined voting power of such securities and such contract or arrangement shall have continued in effect for 30 consecutive days.
“Collateral” has the meaning specified in the Pledge and Security Agreement.
“Collateral Reports” means, collectively, the Inventory Reports and the Receivables Reports.
“Collateral Trust and Intercreditor Agreement” means the Collateral Trust and Intercreditor Agreement dated as of the First Restatement Effective Date among the Notes Issuers, the Notes Collateral Trustee, and certain other secured parties, as amended, restated, supplemented or otherwise modified from time to time.
“Commencement Date” has the meaning specified in Section 2.5.
“Commencement Date Crude Oil Volumes” means the total quantity of Crude Oil in the Crude Storage Tanks purchased by Aron on the Commencement Date, pursuant to the Inventory Sales Agreements.
“Commencement Date Products Volumes” means the total quantities of the Products in the Product Storage Facilities purchased by Aron on the Commencement Date, pursuant to the Inventory Sales Agreements.
“Commencement Date Purchase Value” means, with respect to the Commencement Date Volumes, initially the Estimated Commencement Date Value until the Definitive Commencement Date Value has been determined and thereafter the Definitive Commencement Date Value.
“Commencement Date Volumes” means, collectively, the Commencement Date Crude Oil Volumes and the Commencement Date Products Volumes.
“Commercial Accounts” means all Accounts other than Government Accounts.
“Commodity Forward Agreement” has the meaning specified in Section 19.2(o).
“Commodity Forward Settlement Amount” has the meaning specified in Section 19.2(n).
“Commodity Forward Transaction” has the meaning specified in Section 19.2(n).

“Company” has the meaning specified in the preamble to this Agreement.
“Company Crude Reimbursement Obligation” has the meaning specified in Section 5.11(c).
“Company Included Locations” has the meaning specified in the Storage Facilities Agreement.
“Company Inventory Sales Agreement” means the purchase and sale agreement, in form and in substance mutually agreeable to the Parties, dated as of the Commencement Date, pursuant to which the Company is selling and transferring to Aron the portion of the Commencement Date Volumes then owned by the Company for the Commencement Date Purchase Value related thereto, free and clear of all liens, claims and encumbrances of any kind, other than Permitted S&O Liens.
“Company Product Reimbursement Obligation” has the meaning specified in Section 8.1(f)(iii).
“Company Purchase Agreement” has the meaning specified in the Marketing and Sales Agreement.
“Company Sourcing Transaction” has the meaning specified in Section 18.2(o).
“Compliance Certificate” means a certificate substantially in the form of Schedule HH.
“Consolidated EBITDA” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:
(a)    an amount equal to any net loss realized by such Person or any of its Subsidiaries in connection with a Disposition, to the extent such loss was deducted in computing such Consolidated Net Income; plus
(b)    provision for Taxes based on income or profits, capital gains or capital losses of such Person and its Subsidiaries for such period, including without limitation state, franchise and similar taxes and any foreign withholding taxes of such Person and its Subsidiaries paid or accrued during such period, to the extent that such provision for Taxes was deducted in computing such Consolidated Net Income; plus
(c)    consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with capital lease obligations, imputed interest with respect to Attributable Indebtedness, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings), and net of the effect of all payments made or received pursuant to interest rate Hedging Agreements, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(d)    depreciation and amortization (including amortization of intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), impairment charges or expenses (including impairment of intangibles or goodwill), non-cash equity based compensation expense and other non-cash expenses or charges (including asset write-offs or writedowns) (excluding any such non-cash item to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation and amortization, impairment and other non-cash items were deducted in computing such Consolidated Net Income; plus
(e)    unrealized non-cash losses resulting from foreign currency balance sheet adjustments required by GAAP to the extent such losses were deducted in computing such Consolidated Net Income; plus
(f)    all extraordinary, unusual or non-recurring items of gain or loss, or revenue or expense; plus
(g)    the amount of any minority interest expense consisting of income of a Subsidiary attributable to minority equity interests of third parties in any non-wholly owned Subsidiary deducted in such period in calculating Consolidated Net Income; plus
(h)    an amount (to the extent not included in Consolidated Net Income) equal to the dividends or distributions paid during such period in cash or Cash Equivalents to such Person or any of its Subsidiaries by a Person that is not a Subsidiary of such Person; plus
(i)    any expenses or charges (other than depreciation or amortization expense) related to any equity offering, Investment, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred hereunder (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the Indentures, the ABL Facility, the Term Loan Agreement, Other Intermediation Agreements, this Agreement and (ii) any amendment, supplement or other modification of the Indentures, the ABL Facility, the Term Loan Agreement, Other Intermediation Agreements, and this Agreement, and, in each case, deducted (and not added back) in computing Consolidated Net Income; plus
(j)    the amount of any restructuring charge or reserve or non-recurring integration costs deducted (and not added back) in such period in computing Consolidated Net Income, including any one-time costs incurred in connection with acquisitions after the date hereof and costs related to the closure and/or consolidation of facilities; plus
(k)    the amount of any integration costs, business optimization expenses and costs, one-time costs related to acquisitions, costs related to the closure or consolidation of facilities, employee termination costs and turnaround expense; plus
(l)    any other non-cash charges ((i) including any write-offs or write downs, any Environmental Credits gain or loss in excess of the net obligation, any non-cash change in market value of inventory or inventory repurchase obligations or any non-cash deferral of gross profit on finished product sales and (ii) excluding any mark to market on the net Environmental Credits obligation) reducing Consolidated Net Income for such period provided, that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period; plus
(m)    the amount of expenses, charges or losses with respect to liability or casualty events to the extent deducted (and not added back) in such period in computing Consolidated Net Income and to the extent (i) covered by insurance and actually reimbursed (other than proceeds received from business interruption insurance to the extent already included in the Consolidated Net Income of such Person) or (ii) so long as a determination has been made in good faith that a reasonable basis exists that such amount shall in fact be reimbursed by an insurer to the extent it is (y) not denied by the applicable carrier (without any right of appeal thereof) within 180 days (with a deduction in the applicable future period for any amount so added back to the extent denied within such 180 days) and (z) in fact reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days); minus
(n)    non-cash items increasing such Consolidated Net Income for such period, other than items that were accrued in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP; provided, that if the Company, Par LLC, Par Pacific or any of their Subsidiaries, as applicable, shall acquire or Dispose of any property in an aggregate amount of at least $15,000,000.00 during such period (other than acquisitions and Dispositions of equipment in the ordinary course of business), then Consolidated EBITDA shall be calculated, with calculation in form and substance reasonably satisfactory to Aron, after giving pro forma effect to such acquisition or disposition, as if such acquisition or disposition had occurred on the first day of such period (provided that Aron is reasonably satisfied with the form and substance of the related projections).

“Consolidated Indebtedness” means, as of any date of determination, the aggregate principal amount of Indebtedness of the Guarantor and its Subsidiaries outstanding on such date, determined on a consolidated basis in accordance with GAAP, consisting only of Indebtedness for borrowed money and Indebtedness evidenced by notes or other instruments, net of unrestricted cash; provided, however, that Consolidated Indebtedness shall not include Indebtedness in respect of amounts owed or permitted to be incurred under this Agreement and under that certain ISDA 2002 Master Agreement dated as of March 17, 2016, between U.S. Oil & Refining Co. and Merrill Lynch Commodities, Inc. as supplemented, modified or amended by the Schedule to the ISDA 2002 Master Agreement, and as amended or otherwise modified from time to time

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:
(a)    the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included, but only to the extent of the amount of dividends or distributions paid in cash or Cash Equivalents (or converted into cash) to the specified Person or a Subsidiary of the Person;
(b)    inventory valuation adjustments of a Subsidiary which adjust for timing differences to reflect the economics of inventory financing agreements as described in the filings by the Guarantor, Par Pacific or a direct or indirect parent of the Guarantor with the SEC will be included;
(c)    the Net Income of any Subsidiary (other than a Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, partners or members, unless such restrictions with respect to the declaration and payment of dividends or distributions have been properly waived; provided that Consolidated Net Income will be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) or cash equivalents to the Guarantor or a Subsidiary thereof in respect of such period to the extent not already included therein;
(d)    the cumulative effect of a change in accounting principles will be excluded;
(e)    any amortization of fees or expenses that have been capitalized shall be excluded;
(f)    non-cash charges relating to employee benefit or management compensation plans of the Guarantor or any Subsidiary thereof or any non-cash compensation charge arising from any equity-based awards for the benefit of officers, directors, employees and consultants of the Guarantor, its Subsidiaries, or any direct or indirect parent of the Guarantor shall be excluded (other than in each case any non-cash charge to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense incurred in a prior period);
(g)    (i) any non-cash restructuring charges shall be excluded and (ii) up to an aggregate of $15.0 million of other restructuring charges in any fiscal year ($30.0 million over the life of this Agreement) shall be excluded;
(h)    any non-cash impairment charge or asset write-off, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP, shall be excluded;

(i)    any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (i) any sale of assets outside the ordinary course of business of such Person or (ii) the disposition of any securities by such Person or any of its Subsidiaries or the extinguishment of any Indebtedness (including, without limitation, deferred financing costs written off and premiums or make-whole payments paid) or the early termination of Hedging Agreements or other derivative instruments of such Person or any of its Subsidiaries, shall, in each case, be excluded;
(j)    any after-tax effect of income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall, in each case, be excluded;
(k)    any extraordinary, non-recurring or unusual gain or loss or expense, together with any related provision for taxes, shall be excluded;
(l)    the effects of adjustments in the property, plant and equipment, inventories, goodwill, intangible assets and debt line items in such Person’s consolidated financial statements pursuant to GAAP resulting from the application of purchase accounting in relation to any acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;
(m)    unrealized gains and losses related to any Hedging Agreement shall be excluded; and
(o)    any after-tax effect of extraordinary, non-recurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses (including relating to acquisitions to the extent incurred on or prior to the date hereof), severance, relocation costs and curtailments or modifications to pension and post-retirement employee benefit plans shall be excluded.
“Contract Nominations” has the meaning specified in Section 5.4(b).
“Controlled Account” has the meaning specified in the Pledge and Security Agreement.
“Counterparty Crude Sales Fee” means, with respect to any month, the sum of all Crude Sales Fees relating to all Counterparty Crude Sales.
“Counterparty Crude Sales” means all sales of Barrels of Crude Oil under Aron Procurement Contracts made by Aron during any month at the direction of the Company to a counterparty other than the Company.
“Crack Spread Hedge” means a cash-settled commodity transaction entered into between Company and any Person (including an option, swap, floor, cap, collar, forward sale or forward purchase) which is provided for the purpose of managing the Company’s risk with respect to the spread created by the purchase by a party of Crude Oil for delivery in the future and the sale by such party of gasoline, diesel, jet fuel and/or heating oil under contract for future delivery (regardless of whether such transaction is effected by means of one or more futures contracts or over-the-counter Hedging Agreements); provided that a Crack Spread Hedge may be based on a single agreement or trade or on a combination of agreements or trades that are intended to collectively constitute a Crack Spread Hedge.
“Crack Spreads” means the spread created by the purchase of Crude Oil for delivery in the future and the sale of gasoline, diesel, jet fuel and/or heating oil under contract for future delivery.
“Credit Date” means the date of the making of any advance constituting a Discretionary Draw Advance or an Incremental Discretionary Draw Amount.
“Credit Enhancement” means any credit enhancement or credit support arrangement in support of the obligations of Aron under or with respect to the Safe Harbor Agreements, including any guarantee, collateral arrangement (including any pledge, charge, mortgage or other security interest in collateral or title transfer arrangement), trust or similar arrangement, letter of credit, transfer of margin or any similar arrangement.
“Crude Buy Leg” has the meaning specified in Section 5.3(e).
“Crude Delivery Point” means the outlet flange of the Included Crude Tanks.
“Crude Intake Point” means the inlet flange of the Included Crude Tanks.
“Crude Oil” means crude oil of any type or grade, excluding any Sludge.
“Crude Payment Undertaking” means, with respect to a Refinery Procurement Contract, a written undertaking by Aron in the form of Schedule AA hereto, subject to revisions as reasonably necessary to account for payment due dates occurring prior to completion of delivery of Crude Oil to the Company or otherwise, in each case in form and substance satisfactory to Aron under which Aron irrevocably agrees to remit or cause or otherwise arrange for the remittance to the relevant Third Party Supplier of funds sufficient to pay the Crude Procurement Payment due to such Third Party Supplier under such Refinery Procurement Contract on the relevant Procurement Due Date without discount, deduction, set-off or counterclaim; provided that (i) such remittance of the full Crude Procurement Payment shall in no way limit the Company’s obligation hereunder to reimburse Aron therefor and to compensate Aron for any Ancillary Costs in connection therewith and (ii) in no event shall such undertaking obligate Aron to make, cause or arrange for any remittance of a prepayment under a Refinery Procurement Contract unless the Parties have agreed to such additional terms and conditions not inconsistent with this Agreement as Aron may, in its discretion, require in connection therewith.
“Crude Price” means the Price applicable to the relevant Index Amount for Crude Oil as specified in Schedule B and adjusted monthly pursuant to Schedule K.
“Crude Price Adjustment Settlement Amount” has the meaning specified in Schedule K.
“Crude Procurement Payment” means, with respect to a Refinery Procurement Contract, the payment due to the Third Party Supplier thereunder as reflected in the invoice provided by such Third Party Supplier to the Company with respect to the volume of Crude Oil delivered thereunder to the Company.
“Crude Procurement Request” has the meaning specified in Section 5.3(b).
“Crude Sales Fee” means, for any month, the number of Barrels sold by Aron in connection with any Counterparty Crude Sale multiplied by the Crude Sales Fee Rate for such Counterparty Crude Sale.
“Crude Sales Fee Rate” means, with respect to any Counterparty Crude Sale under which Aron is seller, the fee per Barrel agreed to by Aron and the Company in connection with such Counterparty Crude Sale that shall be due from the Company to Aron with respect to each Barrel sold thereunder.
“Crude Sell Leg” has the meaning specified in Section 5.3(e).
“Crude Storage Tanks” means any of the tanks at the Refinery listed on Schedule E that store Crude Oil and are owned by the Company.
“Cumulative Daily Forward Settlement” means, for any Forward Delivery Month, (x) the sum of the Daily Forward Settlements paid to Aron for all days occurring during such month minus (y) the sum of the Daily Forward Settlements paid to the Company for all days occurring during such month.
“Customer” has the meaning specified in the Marketing and Sales Agreement.
“Daily Forward Settlement” has the meaning specified in Section 31.8.
“Daily Produced Volume” means, for any day, the actual aggregate volume of Jet Fuel delivered by the Company to Aron at the Products Delivery Point during such day determined using the Forward Volume Determination Procedures, except as otherwise adjusted pursuant to Section 31.7(b).
“Daily Product Purchases” means, for any day and Product Group, Aron’s estimate of the aggregate volume of such Product purchased during such day pursuant to Included Purchase Transactions.
“Daily Product Sales” means, for any day and Product Group, Aron’s estimate of the aggregate sales volume of such Product sold during such day, pursuant to (a) any Included Sales Transaction, and (b) any Additional Product Transaction.
“Daily Value” has the meaning set forth on Schedule B.
“Default” means any event that, with notice or the passage of time, would constitute an Event of Default.

“Default Interest Rate” means the lesser of (i) LIBOR plus the Applicable Spread plus two hundred (200) basis points and (ii) the maximum rate of interest permitted by Applicable Law.
“Defaulting Party” has the meaning specified in Section 19.2(a).
“Definitive Commencement Date Value” has the meaning specified in the Inventory Sales Agreements.
“Delivery Date” means any calendar day.
“Delivery Month” means (i) the month in which Crude Oil is to be delivered to the Refinery in accordance with the relevant Procurement Contract, or (ii) the month in which Product is to be delivered to the Refinery in accordance with the relevant Refinery Product Contract or Included Product Contract.
“Delivery Point” means a Crude Delivery Point or a Products Delivery Point, as applicable.
“Deposit Account Control Agreements” means agreements in writing, in form and substance reasonably satisfactory to Aron, by and among Aron, the Company and each bank at which a Controlled Account is at any time maintained which provides that such bank will comply with instructions originated by Aron directing disposition of the funds in the deposit account without further consent by the Company and has such other terms and conditions as Aron may reasonably require.
“Designated Affiliate” means, in the case of Aron, Goldman, Sachs & Co. LLC, and in the case of the Company, Par Pacific and Par LLC.
“Discount Rate” has the meaning set forth in the Fee Letter.
“Discretionary Draw Advance” means, as of any time, the aggregate amount then advanced by Aron to the Company pursuant to Section 11.1(b).
“Discretionary Draw Availability” means, as of any date of determination, the amount, determined in accordance with Schedule C, by which the (a) the lesser of (i) the Discretionary Draw Maximum Commitment Amount and (ii) the Borrowing Base as of such date, exceeds (b) the Discretionary Draw Advance then outstanding at such time.
“Discretionary Draw Availability Fee” has the meaning specified in Schedule C.
“Discretionary Draw Commitment” means the commitment of Aron, if any, to make the Discretionary Draw Advance hereunder.
“Discretionary Draw Commitment Period” means the period from July 1, 2021 to but excluding the Expiration Date.

“Discretionary Draw Election Report” means a duly delivered report substantially in the form provided in Schedule FF.
“Discretionary Draw Facility” means the discretionary draw credit facility provided by Aron to the Company pursuant to Article 11.
“Discretionary Draw Maximum Commitment Amount” means $165,000,000.00.
“Discretionary Draw Utilization Fee” has the meaning specified in Schedule C.
“Disposed Quantity” has the meaning specified in Section 9.4(a).
“Disposition” means the sale, transfer, license, lease or other disposition (including any sale and leaseback transaction) of any property by any Person, including any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated herewith.
“Disposition Amount” has the meaning specified in Section 9.4(a).
“Eagle Island” means Eagle Island, LLC.
“Eligible Hydrocarbon Inventory” means, as of any day, the Hydrocarbons (including, for the avoidance of doubt, gasoline blendstock) owned by the Company and held for sale or that consists of raw materials and, in each case, that are subject to a valid, first priority perfected Lien and security interest in favor of Aron, including, without limitation, at any time and with respect to any such Hydrocarbons, the aggregate volume of such Hydrocarbons constituting linefill; provided that, unless Aron shall otherwise elect in its reasonable discretion, Eligible Hydrocarbon Inventory shall not include any Hydrocarbon:
(a)    that is not evidenced in an Inventory Report delivered to Aron pursuant to the terms of this Agreement;
(b)    that is held on consignment or not otherwise owned by the Company;
(c)    that is obsolete or returned or repossessed or used goods taken in trade;
(d)    that is unmerchantable, constitutes Sludge or damaged product or constitutes product that is permanently off-spec or otherwise not in accordance with the specifications set forth on Schedule A;
(e)    that is subject to any other Lien whatsoever (other than Permitted Liens);
(f)    that consists solely of chemicals (other than commodity chemicals maintained in bulk), samples, prototypes, supplies, or packing and shipping materials;
(g)    that has been sold to a customer of the Company;

(h)    that is not (i) located at a location owned or leased by the Company and set forth on Schedule V hereto, or (ii) in transit between any such locations (other than via pipeline movement within the Refinery and Storage Facilities);
(i)    that is not currently either usable or salable, at market price, in the normal course of the Company’s business;
(j)    that contains or bears any Intellectual Property (as defined in the Pledge and Security Agreement) licensed to the Company by any Person, if it would restrict Aron from selling or otherwise disposing of such Hydrocarbon Inventory in accordance with the terms of the Pledge and Security Agreement without infringing the rights of the licensor of such Intellectual Property or violating any contract with such licensor (and without payment other than any ordinary course royalty payments or similar payments due with respect to the sale or disposition of such Inventory pursuant to the applicable license agreement for such Intellectual Property) and as to which the Company has not delivered to Aron a consent or sublicense agreement from such licensor in form and substance acceptable to Aron if requested; and
(k)    that is not identified on Schedule X, unless otherwise mutually agreed by the Parties.
“Eligible Hydrocarbon Inventory Value” means, as of any day, the aggregate value of the then existing Eligible Hydrocarbon Inventory, determined based on the applicable then current Daily Values; provided that to the extent the price of any such Eligible Hydrocarbon Inventory is hedged under Swap Contracts, such aggregate value shall be increased or decreased (as appropriate) by the then current aggregate mark-to-market value of such Swap Contracts as determined by Aron based on its then current methodology for marking outstanding positions; provided further that such Swap Contracts shall only include those that have been designated by the Company (which designation shall be no less frequent than monthly) to hedge the Company’s price exposure with respect to Eligible Hydrocarbon Inventory.
“Eligible Receivables” means Accounts created by the Company that in each case satisfy the criteria set forth below as reasonably determined by Aron:
(a)    such Accounts arise from the actual and bona fide sale and delivery of refined petroleum products by the Company to an Acceptable Account Debtor in the ordinary course of the Company’s business which transactions are completed in accordance with the terms and provisions contained in any documents related thereto and are evidenced by an invoice delivered to the relevant Acceptable Account Debtor;
(b)    such Accounts (i) are not unpaid more than fifteen (15) days after the original due date therefor and (ii) are not unpaid more than forty-five (45) days after the date of the original invoice thereof;
(c)    such Accounts comply with the following terms and conditions: (i) the amounts shown on any invoice delivered to Aron or schedule thereof delivered to Aron shall be true and complete, (ii) no payments shall be made thereon except payments immediately delivered to the Receivables Collection Account, (iii) no credit, discount, allowance or extension or agreement for any of the foregoing shall be granted to any Acceptable Account Debtor except for credits, discounts, allowances or extensions made or given in the ordinary course of the Company’s business in accordance with practices and policies previously disclosed to Aron and (iv) none of the transactions giving rise thereto will violate any Applicable Law, all documentation relating thereto will be legally sufficient under such Applicable Law and all such documentation will be legally enforceable in accordance with its terms;
(d)    such Accounts do not arise from sales on consignment, guaranteed sale, sale and return, sale on approval, or other terms under which payment by the account debtor may be conditional or contingent;
(e)    such Accounts do not consist of percentage of completion accounts or progress billings (such that the obligation of the account debtors with respect to such Accounts is conditioned upon the Company’s satisfactory completion of any further performance under the agreement giving rise thereto), bill and hold invoices or retainage invoices, except as to bill and hold invoices, if Aron shall have received an agreement in writing from the Acceptable Account Debtor, in form and substance reasonably satisfactory to Aron, confirming the unconditional obligation of the account debtor to take the goods related thereto and pay such invoice;
(f)    such Accounts are not owing by creditors of or suppliers to the Company or an Affiliate or employee of the Company, excluding USOR and Par Hawaii;
(g)    if such Accounts arise from the sale and delivery of refined petroleum products by the Company to USOR and Par Hawaii, such sale shall have arisen in the ordinary course of the Company’s or such Affiliate’s business, be made upon fair and reasonable terms not less favorable to the Company or such Affiliate than it would obtain in a comparable arm’s length transaction with a Person which is not an Affiliate of the Company, be promptly invoiced upon delivery and provide for payment thereunder being due no later than three Business Days after invoicing; provided that the amount of such Accounts from USOR or Par Hawaii taken individually shall not constitute more than ten percent (10%) of the sum of all Eligible Receivables at any time (but the portion of the Accounts not in excess of such percentage shall be deemed Eligible Receivables); provided further that the aggregate amount of such Accounts shall not constitute more than eighteen percent (18%) of the sum of all Eligible Receivables at any time (but the portion of the Accounts not in excess of such percentage shall be deemed Eligible Receivables);
(h)    there are no facts, events or occurrences which would materially impair the validity, enforceability or collectability of such Accounts or reduce the amount payable or materially delay payment thereunder;

(i)    such Accounts are subject to the first priority, valid and perfected security interest in favor of Aron pursuant to the Lien Documents and each Acceptable Account Debtor has been instructed that all payments in respect of such Accounts are to be made directly to the Receivables Collection Account;
(j)    such Accounts are not subject to any other Liens and any goods giving rise thereto are not, and were not at the time of the sale thereof, subject to any Liens, in each case, other than Permitted S&O Liens;
(k)    neither the Acceptable Account Debtor nor any officer or employee of the Acceptable Account Debtor with respect to such Accounts is an officer, employee, agent or Affiliate of the Company;
(l)    there are no proceedings or actions which are pending or, to the knowledge of the Company, threatened against the account debtor with respect to such Accounts which might result in any Material Adverse Effect in any such account debtor’s financial condition (including, without limitation, any bankruptcy, dissolution, liquidation, reorganization or similar proceeding);
(m)    such Account is not owed by an account debtor that has (i) applied for, suffered, or consented to the appointment of any receiver, interim receiver, receiver-manager, custodian, trustee, or liquidator of its assets, (ii) had possession of all or a material part of its property taken by any receiver, interim receiver, receiver-manager, custodian, trustee or liquidator, (iii) filed, or had filed against it, any request or petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as bankrupt, winding-up, or voluntary or involuntary case or other insolvency proceeding under any Federal, State, foreign or other bankruptcy laws (other than post-petition accounts payable of an account debtor that is a debtor-in-possession under the Bankruptcy Code and reasonably acceptable to Aron), (iv) admitted in writing its inability, or is generally unable to, pay its debts as they become due, (v) become insolvent, or (vi) ceased operation of its business;
(n)    such Account is not owed by an account debtor that has sold all or substantially all its assets (unless such Account has been assumed by a Person that shall have acquired such assets and otherwise satisfies the requirements set forth in this definition);
(o)    such Account is not owed by an account debtor that has Accounts classified as ineligible under clause (b) above which constitute more than twenty-five percent (25%) of the total Accounts of such account debtor;
(p)    the account debtor is not located in a state requiring the filing of a “Notice of Business Activities Report” or similar report in order to permit the Company to seek judicial enforcement in such State of payment of such Account, unless the Company has qualified to do business in such state or has filed a “Notice of Business Activities Report” or equivalent report for the then current year or such failure to file and inability to seek judicial enforcement is capable of being remedied without any material delay or material cost;
(q)    such Accounts do not include any billing for interest, fees or late charges (but the portion of the Accounts in excess of such amounts shall be deemed Eligible Receivables if such Accounts are otherwise Eligible Receivables);
(r)    which indicates any Person other than the Company as payee or remittance party or is owed in any currency other than U.S. dollars;
(s)    which is owed by an account debtor (i) that maintains its chief executive office in the United States and is organized under applicable law of the United States or any State of the United States or (ii) (A) that maintains an Investment Grade Rating, (B) the obligations of which under any Account that is to be an Eligible Receivable are supported by a customary trade letter of credit from a US bank, the US branch of a foreign branch or an Acceptable Foreign Bank that has an Investment Grade Rating or (C) the obligations of which under any Account that is to be an Eligible Receivable are supported by credit insurance that is in form and substance and by an issuer reasonably satisfactory to Aron;
(t)    such Accounts are owed by account debtors that at all times are Acceptable Account Debtors;
(u)    no portion of any such Accounts is evidenced by a promissory note or other instrument or by chattel paper;
(v)    such Accounts are not otherwise subject to any potential offset, counterclaim, dispute, deduction, discount, recoupment, reserve, defense, chargeback, rebate, credit or allowance (provided that if such Accounts are otherwise Eligible Receivables, the portion of such Accounts in excess of the amount at any time and from time to time owed by the Company to the Acceptable Account Debtor or claimed owed by such Acceptable Account Debtor may be deemed Eligible Receivables);
(w)    if the Account is a Commercial Account, then it shall be an Eligible Receivable only if it satisfies the following additional criteria:
(I)    the aggregate amount of such Accounts owing by a single account debtor does not constitute more than twenty-five percent (25%) of the sum of all Eligible Receivables (but the portion of the Accounts not in excess of such percentage shall be deemed Eligible Receivables); provided that with respect to the HECO Entities, (x) at all times HECO Parent maintains an Investment Grade Rating, the aggregate amount of such Accounts owing by the HECO Entities does not constitute more than forty percent (40%) of the sum of all Eligible Receivables and (y) at all times HECO Parent does not maintain an Investment Grade Rating, the aggregate amount of such Accounts owing by the HECO

Entities does not constitute more than twenty-five (25%) of the sum of all Eligible Receivables.
(II)    the account debtors with respect to such Accounts are not any foreign government, the United States of America, any State, political subdivision, department, agency or instrumentality thereof; and
(III)    such Accounts are owed by account debtors whose total indebtedness to such the Company does not exceed the credit limit with respect to such account debtors as determined by the Company from time to time, to the extent such credit limit as to any account debtor is established consistent with the current practices and policies of the Company as of the Commencement Date and such credit limit is reasonably acceptable to Aron (but the portion of the Accounts not in excess of such credit limit may be deemed Eligible Receivables if such Accounts are otherwise Eligible Receivables); and
(x)    if the Account is a Government Account and otherwise satisfies the criteria for an Eligible Receivable it shall be an Eligible Receivable except for any portion thereof:
(I)    against which the applicable U.S. Governmental Authority has exercised its right of setoff or deduction or has formally notified the Company of its intention to do so;
(II)    to the extent such Government Account is offset by a deferred revenue deposit related to such Government Account (but only to the extent of such deferred revenue deposit; provided, if and to the extent any such deferred revenue deposit exceeds the related Government Account (such excess, the “Deferred Revenue Excess”), such Deferred Revenue Excess shall further reduce the total Eligible Receivables on a dollar for dollar basis); and
(III)    as to which the Company shall not have executed a Notice of Assignment and an Instrument of Assignment with respect to the contract underlying such Government Account and any other agreements, instruments and documents and performed all acts that Aron may reasonably require to ensure compliance with the Assignment of Claims Act (or any other similar state laws) which may include, without limitation, an acknowledgment or other reply from the relevant Government Authority account debtor that it has accepted and will comply with such notice or is otherwise reasonably satisfactory in substance to Aron (a “Government Response”); provided, however, that the filing of such Notice of Assignment and Instrument of Assignment with the applicable U.S. Governmental Authority shall not occur until required pursuant to the Lien Documents; provided however, that, notwithstanding the foregoing, with respect only to Specified Government Accounts, the provisions of Section 11.9 shall have been satisfied;

(y)    the aggregate amount of Government Accounts owing by a single account debtor does not constitute more than twenty-five percent (25%) of the sum of all Eligible Receivables (but the portion of the Accounts not in excess of such percentage shall be deemed Eligible Receivables) other than with respect to Specified Government Accounts that constitute Eligible Receivables in accordance with Section 11.6;
provided that, in determining the amount of the Accounts to be included in as Eligible Receivables, the face amount of an Account shall be reduced, to the extent not reflected in such face amount, by (i) the amount of all accrued and actual discounts, claims, credits or credits pending, promotional program allowances, price adjustments, finance charges or other allowances (including any amount that the Company may be obligated to rebate to a customer pursuant to the terms of any agreement or understanding (written or oral)); (ii) the aggregate amount of all cash received in respect of such Account but not yet applied by the Company to reduce the amount of such Account or (iii) the amount of any Reserve established for such Accounts by Aron.
“Ending In-Tank Crude Inventory” has the meaning specified in Section 9.2(a).
“Ending In-Tank Product Inventory” has the meaning specified in Section 9.2(a).
“Environmental Credits” means benzene credits, sulfur credits or renewable fuel credits, including RINs and diesel fuel credits.
“Environmental Law” means any existing or past Applicable Law, policy, judicial or administrative interpretation thereof or any legally binding requirement that governs or purports to govern the protection of persons, natural resources or the environment (including the protection of ambient air, surface water, groundwater, land surface or subsurface strata, endangered species or wetlands), occupational health and safety and the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, release or management of solid waste, industrial waste or hazardous substances or materials.
“Environmental Liabilities” means Liabilities arising from compliance or non-compliance with, or the manufacture, processing, distribution, use, generation, handling, treatment, storage, disposal, transportation, or release of Hazardous Substances under, Environmental Law.
“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“Equity Pledge Agreement” means the Equity Pledge Agreement, dated as of the Commencement Date, by and between Par LLC and Aron, pursuant to which Par LLC pledged to Aron, and granted Aron a first lien in, all Equity Interests of the Company.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.
“EST” means the prevailing time in the Eastern time zone.
“Estimated Commencement Date Value” has the meaning specified in the Inventory Sales Agreements.
“Estimated Daily Net Crude Sales” has the meaning specified in Schedule C.
“Estimated Daily Net Product Sales” has the meaning specified in Schedule C.
“Estimated Monthly Forward Volume” has the meaning specified in Section 31.7(a).
“Estimated Termination Amount” has the meaning specified in Section 20.2(b).
“Estimated Yield” has the meaning specified in Section 8.3(a).
“Event of Default” means an occurrence of the events or circumstances described in Section 19.1.
“Excess Quantity” has the meaning specified in Section 7.10(a).
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchanged Confirmations” mean, with respect to an Aron Procurement Contract that is confirmed by Aron and the Third Party Supplier exchanging confirmations rather than jointly executing a single confirmation, the confirmations so exchanged by Aron and such Third Party Supplier.
“Excluded Materials” means any materials other than Crude Oil or Products.
“Excluded Taxes” means any of the following Taxes imposed on or with respect to Aron or required to be withheld or deducted from a payment to Aron: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes and branch profits Taxes, in each case, (i) imposed as a result of Aron being organized under the laws of, or having its principal office or its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) U.S. federal withholding Taxes imposed on amounts payable to or for the account of Aron under any Transaction Document pursuant to a law in effect on the date on which (i) Aron acquires an interest in such amounts payable or (ii) Aron changes its lending office, (c) any Taxes attributable to Aron’s failure to provide to the Company, at the time or times reasonably requested by the Company, such properly completed and executed documentation reasonably requested by the Company as would permit payments to be made under this Agreement without withholding or at a reduced rate of withholding (including a properly completed and executed IRS Form W-9) and (d) any U.S. federal withholding Taxes imposed under FATCA.
“Existing Supplier/Offtaker” means Barclays Bank PLC, a public limited company organized under the laws of England and Wales.
“Existing Supplier/Offtaker Inventory Sales Agreement” means the purchase and sale agreements, in form and in substance reasonably satisfactory to Aron, dated as of the Commencement Date, pursuant to which the Existing Supplier/Offtaker and the Company is selling and transferring to Aron the portion of the Commencement Date Volumes then owned by the Existing Supplier/Offtaker and the Company for the Commencement Date Purchase Value related thereto, free and clear of all liens, claims and encumbrances of any kind, other than Permitted S&O Liens.
“Expiration Date” has the meaning specified in Section 3.1.
“FATCA” means Sections 1471 through 1474 of the U.S. Internal Revenue Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), or any current or future regulations or official interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the U.S. Internal Revenue Code.
“Fed Funds Rate” means the rate set forth in H.15(519) or in H.15 Daily Update for the most recently preceding Business Day under the caption “Federal funds (effective)”; provided that if no such rate is so published for any of the immediately three preceding Business Days, then such rate shall be the arithmetic mean of the rates for the last transaction in overnight Federal funds arranged by each of three leading brokers of U.S. dollar Federal funds transactions prior to 9:00 a.m., EST, on that day, which brokers shall be selected by Aron in a commercially reasonable manner. For purposes hereof, “H.15(519)” means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System, available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/, or any successor site or publication and “H.15 Daily Update” means the daily update of H.15(519), available through the worldwide website of the Board of Governors of the Federal Reserve System at http://www.federalreserve.gov/releases/h15/update/, or any successor site or publication. Notwithstanding the foregoing, if the Fed Funds Rate shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“Fee Letter” means that certain letter from Aron to the Company, dated as of May 8, 2017, as amended and restated on the Second Restatement Effective Date (the “Amended and Restated Fee Letter”), and as further amended, restated, amended and restated, supplemented or otherwise modified from time to time, which identifies itself as the “Fee Letter” for purposes hereof, and pursuant to which the Parties have set forth the amounts for and other terms relating to certain fees payable hereunder.

“FIFO Balance Final Settlement” has the meaning specified in Schedule N.
“Financing Agreement” means any credit agreement, indenture or other financing agreement under which the Company or any of its Affiliates may incur or become liable for indebtedness for borrowed money (including capitalized lease obligations and reimbursement obligations with respect to letters of credit) but only if the covenants thereunder limit or otherwise apply to any of the business, assets or operations of the Company and/or any of its Subsidiaries.
“First Additional Posting Date” means the Purchase Agreement Closing Date.
“First Amended and Restated S&O Agreement” has the meaning specified in the recitals hereto.
“First Restatement Effective Date” means December 21, 2017.
“Force Majeure” means any cause or event reasonably beyond the control of a Party, including fires, earthquakes, lightning, floods, explosions, storms, adverse weather, landslides, epidemics, pandemics and other acts of natural calamity or acts of God; navigational accidents or maritime peril; vessel damage or loss; strikes, grievances, actions by or among workers or lock-outs (whether or not such labor difficulty could be settled by acceding to any demands of any such labor group of individuals and whether or not involving employees of the Company or Aron); accidents at, closing of, or restrictions upon the use of mooring facilities, docks, ports, pipelines, harbors, railroads or other navigational or transportation mechanisms; disruption or breakdown of, explosions or accidents to wells, storage plants, refineries, terminals, machinery or other facilities; acts of war, hostilities (whether declared or undeclared), civil commotion, embargoes, blockades, terrorism, sabotage or acts of the public enemy; any act or omission of any Governmental Authority; good faith compliance with any order, request or directive of any Governmental Authority; curtailment, interference, failure or cessation of supplies reasonably beyond the control of a Party; or any other cause reasonably beyond the control of a Party, whether similar or dissimilar to those above and whether foreseeable or unforeseeable, which, by the exercise of due diligence, such Party could not have been able to avoid or overcome. Solely for purposes of this definition, the failure of any Third Party Supplier to deliver Crude Oil pursuant to any Aron Procurement Contract, whether as a result of Force Majeure as defined above, “force majeure” as defined in such Aron Procurement Contract, breach of contract by such Third Party Supplier or any other reason, shall constitute an event of Force Majeure for Aron under this Agreement with respect to the quantity of Crude Oil subject to that Aron Procurement Contract.
“Forward Delivery Month” has the meaning specified in Section 31.2.
“Forward Jet Fuel Transaction” has the meaning specified in Section 31.1.
“Forward Transaction Commencement Date” has the meaning specified in Section 31.2.
“Forward Transaction Early Termination” has the meaning specified in Section 31.12.

“Forward Transaction Obligations” means all of the Company’s obligations to Aron from time to time arising under this Article 31 in respect of the Forward Jet Fuel Transaction.
“Forward Volume Determination Procedures” mean, for any specified period, procedures for determining the volume of Jet Fuel or other Product that has been delivered by the Company to Aron at the Products Delivery Point during such period using available meters, gauges and other measuring equipment or methods, which procedures shall be developed by the Company in consultation with Aron and shall be satisfactory to Aron in its commercially reasonable judgment.
“FTZ” means a foreign trade zone authorized in accordance with the Foreign Trade Zone Act of 1934.
“GAAP” means generally accepted accounting principles in the U.S. set out in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and the Financial Accounting Standards Board as in effect from time to time.
“Government Accounts” means Accounts owing directly by any U.S. Governmental Authority to the Company under a prime contract entered into between such U.S. Governmental Authority and the Company.
“Government Accounts Assignment Condition” means the execution by the Company of a Notice of Assignment and an Instrument of Assignment with respect to the contract underlying such Government Account and any other agreements, instruments and documents and the performance by the Company of all acts that Aron may reasonably require to ensure compliance with the Assignment of Claims Act (or any other similar state laws).
“Governmental Authority” means any federal, state, regional, local, or municipal governmental body, agency, instrumentality, authority or entity established or controlled by a government or subdivision thereof, including any legislative, administrative or judicial body, or any person purporting to act therefor.
“Guarantor” means Par LLC.
“Guaranty” means the Amended and Restated Guaranty, dated as of the Second Restatement Effective Date, from the Guarantor provided to Aron in connection with this Agreement and the transactions contemplated hereby, in form and substance satisfactory to Aron.
“Hazardous Substances” means any explosive or radioactive substances or wastes and any toxic or hazardous substances, materials, wastes, contaminants or pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other substances defined or listed as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances” (or similarly identified), regulated under or forming the basis for liability under any applicable Environmental Law.

“HECO Entities” means, collectively, (i) Hawaiian Electric Co., Inc., (ii) Maui Electric Company, Ltd. and (iii) Hawaii Electric Light Company, Inc.
“HECO Parent” means Hawaiian Electric Industries, Inc.
“Hedging Agreement” means any Swap Contract relating to Crude Oil, natural gas, ethanol, biofuels or electricity, Products, intermediate product, finished product, other feedstocks, other refined petroleum products, blendstocks, other hydrocarbons (including without limitation any such agreement relating to Crack Spread Hedges, time spreads and grade differentials) or other energy, weather or emissions related commodity, entered into by a Person in the ordinary course of business and for non-speculative purposes, that hedges or mitigates risks to which such Person or any of its Subsidiaries has actual exposure.
“Honolulu 10 Inch Pipeline” has the meaning specified on Schedule U.
“HST” means the prevailing time in Hawaii.
“Hydrocarbons” means crude oil, intermediate feedstocks, blendstocks, and finished and unfinished petroleum products, including without limitation, asphalt, gasoline, diesel fuels, fuel oil and jet fuels; provided that such term shall not include solvents.
“Identified Facilities” has the meaning specified in Section 14.4(a).
“IES Downstream” means IES Downstream, LLC.
“IES Entity” means IES Downstream or any Affiliate of IES Downstream.
“Included Company Product Tanks” means all Included Product Tanks owned by the Company or any Affiliate of the Company.
“Included Crude Pipelines” means the Crude Oil pipelines or sections thereof owned or leased by the Company or by a third party that is listed on Schedule U, as such schedule may from time to time be amended by the Parties.
“Included Crude Tanks” means the Crude Oil storage tanks owned and operated by the Company or by third parties as further identified and described on Schedule E, including, as applicable with respect to the inventory report provided by such third party, any related facilities or pipelines used in connection with such tanks, including, without limitation, the Crude Storage Tanks.
“Included Locations” means, collectively, the Included Crude Tanks, the Included Crude Pipelines, and the Product Storage Facilities, as more particularly described on Schedule E and Schedule U.
“Included Pipelines” means the Included Crude Pipelines and the Included Product Pipelines.

“Included Product Pipelines” means the Product pipelines or sections thereof owned or leased by the Company or by a third party that is listed on Schedule U, as such schedule may from time to time be amended by the Parties.
“Included Product Tanks” means the Product storage tanks owned and operated by the Company or by third parties as further identified and described on Schedule E, including, as applicable with respect to the inventory report provided by such third party, any related facilities or pipelines used in connection with such tanks.
“Included Purchase Transaction” means (i) an agreement entered into by Aron at the request of the Company under Section 2.3 of the Marketing and Sales Agreement, pursuant to which Aron purchases any Products from a third party (a “Product Supplier”), or (ii) an agreement with the Company entered into pursuant to Section 8.1(c)(i) which shall provide for purchase by Aron from the Company of Products delivered to Aron at the Products Intake Point.
“Included Sales Transaction” has the meaning specified in the Marketing and Sales Agreement.
“Included Tanks” means the Included Crude Tanks and Included Product Tanks, as more particularly described on Schedule E.
“Included Third Party Crude Tanks” means any Included Crude Tanks other than the Crude Storage Tanks.
“Included Third Party Product Tanks” means any Included Product Tanks other than Included Company Product Tanks.
“Included Utility” means Kauai Island Utility Cooperative.
“Incremental Discretionary Draw Amount” has the meaning set forth in Schedule C.
“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:
(i)     in respect of borrowed money;
(ii)    evidenced by bonds, notes, debentures or similar instruments;
(iii)    in respect of all outstanding letters of credit issued for the account of such Person that support obligations that constitute Indebtedness (provided that the amount of such letters of credit included in Indebtedness shall not exceed the amount of the Indebtedness being supported) and, without duplication, the unreimbursed amount of all drafts drawn under letters of credit issued for the account of such Person;
(iv)    in respect of bankers’ acceptances;

(v)    representing that portion of capital lease obligations and Synthetic Lease Obligations that is properly classified as a liability on a balance sheet in conformity with GAAP;
(vi)    representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade accounts payable or similar obligation to a trade creditor;
(vii)    representing any obligations under Hedging Agreements, other than obligations under Hedging Agreements that are incurred in the normal course of business and not for speculative purposes and do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in interest rates, commodity prices, Crack Spreads or foreign currency exchange rates or other hedged subject matter, or by reason of fees, indemnities and compensation payable thereunder; or
(viii)    all obligations of such Person to purchase, redeem, retire, defease or otherwise make any payment in respect of any Equity Interest in such Person or any other Person, valued, in the case of a redeemable preferred interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends;
if and to the extent any of the preceding items (other than letters of credit and obligations under Hedging Agreements) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all (i) Indebtedness of other Persons secured by a Lien on any asset (other than Liens on and pledges of the Equity Interests of any joint venture owned by the Par LLC or any Subsidiary, securing Indebtedness of such joint venture) of the specified Person (whether or not such Indebtedness is assumed by the specified Person) (provided that the amount of such Indebtedness shall be the lesser of (a) the fair market value of such asset at such date of determination and (b) the amount of such Indebtedness) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person; and (ii) the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person.
Indebtedness shall not include:
(i) any liability for Taxes;
(ii) any liability arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such liability is extinguished within five Business Days of its incurrence;
(iii) any liability owed to any Person in connection with workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business;

(iv) any Indebtedness that is satisfied and discharged or defeased by legal defeasance;
(v) any obligations under any Other Intermediation Agreement, but only to the extent that such obligations are not classified as long-term debt or a current maturity of long-term debt on a balance sheet of the specified Person prepared in accordance with GAAP;
(vi) accrued expenses and trade accounts payable arising in the ordinary course of business; and
(vii) any obligation in respect of buy-sell or similar arrangements related to Environmental Credits (but excluding any obligations relating to the financing of any Environmental Credits or borrowed money obligations for which any Environmental Credits constitute any portion of the collateral securing such obligations).
No Indebtedness of any Person will be deemed to be contractually subordinated in right of payment to any other Indebtedness of such Person solely by virtue of being unsecured or by virtue of being secured on a junior priority basis.
“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Company for any advance constituting a Discretionary Draw Advance made pursuant to Article 11 and (b) to the extent not otherwise described in clause (a), Other Taxes.
“Indentures” means the 2017 Indenture and 2020 Indenture.
“Independent Inspection Company” has the meaning specified in Section 12.3.
“Index Amount(s)” means, for any month and with respect to a particular Pricing Group, the pricing index, formula or benchmark set forth on and determined in accordance with Schedule B for such month.
“Index Purchase Value” has the meaning specified in Schedule C.
“Infrared Thermography” means the use of infrared images taken on four sides of each tank with the average value determined used to determine the level of Sludge from the appropriate strapping table, with values adjusted from Gross Standard Volume (GSV) to reflect Sludge volumes.
“Initial Acceptable Account Debtors” means the entities listed on Schedule T hereto.
“Initial Estimated Yield” means the expected Product yield for the Refinery based on its then current operating forecast provided by the Company to Aron on or prior to the Commencement Date.
“Initial Margin Amount” has the meaning specified in Section 4.3.
“Interim Price Adjustment Week” has the meaning specified in Section 7.4(d).

“Interim Payment” has the meaning specified in Schedule C.
“Inventory Report” has the meaning as specified in Section 11.4(a).
“Inventory Sales Agreements” means the Company Inventory Sales Agreement and the Existing Supplier/Offtaker Inventory Sales Agreement.
“Investment” means, for any Person, any direct or indirect acquisition or investment by such Person, whether by means of (i) the purchase or other acquisition of Equity Interests or other securities of another Person, (ii) a loan, advance or capital contribution to, guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other Indebtedness or Equity Interest (or similar equity participation) in, another Person, including any partnership or joint venture interest in such other Person and any arrangement pursuant to which the investor guarantees any Indebtedness of such other Person, or (iii) the purchase or other acquisition (in one transaction or a series of transactions) of assets of another Person that constitute a business unit.
“Investment Grade Rating” means a rating of BBB- or better by Standard & Poor’s Rating Services and Baa3 or better by Moody’s Investors Service, Inc.
“Jet Fuel” means the Jet Fuel Product Group described on Schedule P hereto.
“Leverage Ratio” means, on any date of determination, the ratio of (a) Consolidated Indebtedness as of such date to (b) Consolidated EBITDA for the period of four consecutive fiscal quarters of the Guarantor and its Subsidiaries immediately last ended as of such date of determination for which financials have been or were required to be delivered.
“Liabilities” means any losses, liabilities, charges, damages, deficiencies, assessments, interests, fines, penalties, costs and expenses (collectively, “Costs”) of any kind (including reasonable attorneys’ fees and other fees, court costs and other disbursements), including any Costs directly or indirectly arising out of or related to any suit, proceeding, judgment, settlement or judicial or administrative order and any Costs arising from compliance or non-compliance with Environmental Law.
“LIBOR” means, as of the date of any determination, the London Interbank Offered Rate for three-month U.S. dollar deposits appearing on Reuters Screen LIBOR01 Page (or any successor page) at approximately 11:00 a.m. (London time). If such rate does not appear on Reuters Screen LIBOR01 Page (or otherwise on such screen or its successor), LIBOR shall be determined by reference to such other comparable publicly available service for displaying eurodollar rates as the Parties, acting reasonably, select. LIBOR shall be established on the last LIBOR Day of a calendar quarter and shall be in effect for the following three months in the next calendar quarter. Notwithstanding the foregoing, if LIBOR shall be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.

“LIBOR Day” means any day (other than a Saturday or Sunday) that is both a Business Day, and a day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London.
“Lien Documents” means the Pledge and Security Agreement, the Deposit Account Control Agreements and any other instruments, documents and agreements delivered by or on behalf of the Company and its Affiliates in order to grant to and perfect in favor of Aron a security interest in and lien on all real, personal or mixed property of any nature of the Company and its Affiliates (subject to customary exclusions acceptable to Aron) as security for the obligations of the Company pursuant to this Agreement and the other Transaction Documents.
“Liens” has the meaning specified in Section 18.2(l).
“Liquidated Amount” has the meaning specified in Section 19.2(f).
“Liquidity” means, as of any date of determination, an amount equal to (a) all unrestricted cash and cash equivalents of the Company held in Controlled Accounts, on such date, plus (b) the Discretionary Draw Availability for such date.
“Long-Term Dedicated Storage” has the meaning specified in the Long-Term Terminalling Agreement.
“Long-Term Terminalling Agreement” means the Terminalling Agreement as defined in the Topping Unit Purchase Agreement, as amended, supplemented or otherwise modified from time to time.
“Marketing and Sales Agreement” means the products marketing and sales agreement, dated as of the Commencement Date (as amended and restated on the Second Restatement Effective Date (the “Amended and Restated Marketing and Sales Agreement”)), between the Company and Aron pursuant to which the Product purchased by Aron hereunder shall from time to time be marketed and sold by the Company for Aron’s account or otherwise, as amended, supplemented, restated or otherwise modified from time to time.
“Master Agreement” means the ISDA Master Agreement, dated as of June 1, 2015, between the Company and Aron, including the Schedule thereto, amended and restated as of the First Restatement Effective Date, and all other schedules, annexes and exhibits thereto and all confirmations from time to time issued thereunder and subject thereto, amended and restated as of the First Restatement Effective Date (the “Amended and Restated Master Agreement”), and as further amended, supplemented, restated or otherwise modified from time to time.
“Master Agreement Termination Event” means, with respect to a party, any “Event of Default” under the Master Agreement with respect to such party or any “Additional Termination Event” under the Master Agreement for which such party is the sole Affected Party thereunder (other than the “Event of Default” referred to in Part 1(h) of the Schedule to the Master Agreement).

“Material Adverse Effect” means a material adverse effect on (a) the business, results of operations, assets or financial condition of the Company, (b) the ability of the Parties to fully and timely perform their obligations under the Transaction Documents, taken as a whole, (c) the legality, validity, binding effect or enforceability against the Parties of any Transaction Documents to which they are party or (d) the rights, remedies and benefits available to, or conferred upon, the Parties under the Transaction Documents, taken as a whole.
“Measured Crude Quantity” means, for any Delivery Date, the total quantity of Crude Oil that, during such Delivery Date, was withdrawn and lifted by and delivered to the Company at the Crude Delivery Point, as evidenced by either meter readings and meter tickets for that Delivery Date and tank gaugings conducted at the beginning and end of such Delivery Date.
“Measured Product Quantity” means, for any Delivery Date, the total quantity of a particular Product that, during such Delivery Date, was delivered by the Company to Aron at the Products Intake Point, as evidenced by either (i) meter readings and meter tickets for that Delivery Date or (ii) tank gaugings conducted at the beginning and end of such Delivery Date.
“Monthly Cover Costs” has the meaning specified in Section 7.7.
“Monthly Crude Forecast” has the meaning specified in Section 5.2(b).
“Monthly Crude Oil True-Up Amount” has the meaning specified in Schedule C.
“Monthly Forward True-Up Amount” has the meaning specified in Section 31.4(b).
“Monthly Forward Volume” has the meaning specified in Section 31.2.
“Monthly Market Structure Roll Fees” has the meaning specified in Schedule Y.
“Monthly Net Crude Sales” has the meaning specified in Section 9.3(a).
“Monthly Net Product Group Sales” has the meaning specified in Section 9.3(b).
“Monthly Produced Volume” means, for any Forward Delivery Month, the actual aggregate volume of Jet Fuel delivered by the Company to Aron at the Products Delivery Point during such Month determined using the Forward Volume Determination Procedures.
“Monthly Product Purchase Adjustment” has the meaning specified in Schedule C.
“Monthly Product Sale Adjustment” has the meaning specified in Schedule C.
“Monthly Product True-Up Amount” has the meaning specified in Schedule C.
“Monthly True-Up Amount” has the meaning specified in Section 10.2(a).
“Monthly True-Up Date” means each date on which the Monthly True-Up Amount is due in accordance with Article 10.

“Monthly Volumetric Shortfall” has the meaning specified in Section 31.5(a).
“Mortgage” means the Mortgage and Security Agreement, dated as of the Commencement Date, between the Company, as mortgagor and Aron, as mortgagee, granting Aron a lien on all real property and improvements owned by the Company and related asset of the Company as further described therein, as amended, supplemented, restated or otherwise modified from time to time.
“Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP.
“Nomination Cutoff Date” means, with respect to any Aron Procurement Contract, the date and time (if any) by which Aron is required to provide its nominations to the Third Party Supplier thereunder for the next delivery for which nominations are then due or can then be made.
“Non-Affected Party” has the meaning specified in Section 17.1.
“Non-Defaulting Party” has the meaning specified in Section 19.2(a).
“Notes” means the 2017 Notes and 2020 Notes.
“Note Collateral” means assets of the Company on which the Company has granted, or hereinafter grants, Liens to secure obligations under the Indentures, the Notes, the Term Loan Agreement and certain pari passu hedging agreements and pari passu indebtedness pursuant to the Security Agreement, Mortgages and other Security Documents (each as defined in the Collateral Trust and Intercreditor Agreement).
“Notes Collateral Trustee” means Wilmington Trust, National Association in its capacity as collateral trustee under the Collateral Trust and Intercreditor Agreement, and any successors and assigns in such capacity.
“Notes Issuers” means Par LLC and Par Petroleum Finance Corp.
“NSV” means, with respect to any measurement of volume, the total liquid volume, excluding sediment and water and free water, corrected for the observed temperature to 60° F.
“Obligations” means any and all obligations owing by the Company to Aron or any indemnitee under or in connection with this Agreement and the other Transaction Documents, including, without limitation, in respect of fees, debts, indemnitees, costs, expenses, and all other amounts, covenants and duties of the Company to Aron required to be paid or performed by the Company hereunder or thereunder, and, in each case, whether now existing or hereafter arising, and whether due or to become due, absolute or contingent, liquidated or unliquidated, determined or undetermined, and including interest that accrues after the commencement by or against the Company of any insolvency or bankruptcy of such Person naming such Person as the debtor in such proceeding.

“Operational Volume Range” means the range of operational volumes for any given set of associated Included Crude Tanks for each type of Crude Oil and for any given set of associated Product Storage Facilities for each group of Products, between the minimum volume and the maximum volume, as set forth on Schedule D.
“Original Agreement” has the meaning specified in the recitals hereto.
“Original Effective Date” means June 1, 2015.
“Other Barrels” has the meaning specified in Section 5.3(g)(ii).
“Other Connection Taxes” means, with respect to Aron, Taxes imposed as a result of a present or former connection between Aron and the jurisdiction imposing such Tax.
“Other Product Barrels” has the meaning specified in Section 8.1(c)(ii).
“Other Taxes” means any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.
“Outstanding Forward Amount” means, as of any date of determination, the present value, using the Discount Rate, of future cash flows that equal the then remaining Monthly Forward Volumes multiplied by the corresponding Specified Index Price for such month utilized in the calculations thereof as of the Forward Transaction Commencement Date.
“Par East” means the storage tanks located at or adjacent to the Company’s original Kapolei refinery, prior to the acquisition of the Topping Unit Refinery Assets.
“Par Hawaii” means Par Hawaii, LLC (successor by merger to Mid Pac Petroleum, LLC), a Delaware limited liability company.
“Par LLC” means Par Petroleum, LLC, a Delaware limited liability company.
“Par West” means the storage tanks located at or adjacent to the Topping Unit Refinery Assets.
“Party” or “Parties” has the meaning specified in the preamble to this Agreement.
“Payment Undertaking” has the meaning specified in Section 18.2(r).
“Permitted Holders” means Zell Credit Opportunities Master Fund, L.P. and its respective Affiliates.
“Permitted Liens” means:

(a)    Liens pursuant to any Transaction Document;
(b)    Liens existing on the date hereof securing Indebtedness permitted under Section 18.5(c)(ii)(B) and any amendments, restatements, amendment and restatements, supplements, other modifications, refinancings, refundings, renewals or extensions thereof; provided that (1) the Company and its Subsidiaries shall not provide security for such Indebtedness to the extent such security would include types of collateral not previously included therein, (2) the amount of Indebtedness secured or benefited thereby is not increased except as contemplated by Section 18.5(c)(ii)(B), (3) no Subsidiary of the Company shall be required to guarantee such Indebtedness unless such Person has guaranteed the Obligations, and (4) any refinancings, refundings, renewals or extensions of the obligation secured or benefitted thereby is permitted by Section 18.5(c)(ii)(B);
(c)    Liens for Taxes, assessments or governmental charges or levies not yet due or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;
(d)    Liens in respect of property or assets of the Company imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business, and (1) which do not in the aggregate materially detract from the value of the Company’s property or assets or materially impair the use thereof in the operation of the business of the Company or (2) are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person;
(e)    Liens upon assets of the Company subject to capital leases and leases giving rise to Synthetic Lease Obligations to the extent such capital leases and leases giving rise to Synthetic Lease Obligations are permitted by Section 18.5(c)(ii)(E); provided that (1) such Liens only serve to secure the payment of Indebtedness arising under such capital lease obligation or leases giving rise to Synthetic Lease Obligations and (2) the Lien encumbering the asset giving rise to the such capital lease obligation or leases giving rise to Synthetic Lease Obligations does not encumber other assets of the Company;
(f)    Liens upon equipment or machinery acquired after Effective Date and used in the ordinary course of business of the Company or any of its Subsidiaries to secure Indebtedness permitted by Section 18.5(c)(ii)(F) and Section 18.5(c)(ii)(G); provided, that in all events, the Lien encumbering the equipment or machinery so acquired does not encumber any other asset of the Company;
(g)    Liens arising out of the existence of judgments or awards in an aggregate amount not to exceed $5,000,000.00 in respect of which the Company or any of its Subsidiaries shall in good faith be prosecuting an appeal or proceedings for review and in respect of which there shall have been secured a subsisting stay of execution pending such appeal or proceedings;
(h)    statutory and common law landlords’ Liens under leases to which the Company is a party;
(i)    Liens or deposits in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, other than any Lien imposed by ERISA;
(j)    Liens on cash collateral or deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business;
(k)    easements, rights-of-way, restrictions and other similar encumbrances affecting real property, including minor title deficiencies, which, in the aggregate, are not substantial in amount, and which do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Person;
(l)    Liens incurred in the ordinary course of business in connection with (1) the shipping of goods or assets, which Liens are in favor of the shipper of such goods or assets with respect amounts due to such shipper for the carriage of such goods or assets and only attach to such goods or assets or (2) the purchase of goods or assets, which Liens arise by operation of law in favor of the seller of such goods or assets, only attach to such goods or assets and cease to be in effect upon payment in full of the purchase price for such goods or assets;
(m)    Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(n)    bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and cash equivalents on deposit in one or more accounts maintained by the Company, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank or banks with respect to cash management and operating account arrangements;
(o)    Liens granted in the ordinary course of business on insurance policies, proceeds thereof and the unearned portion of insurance premiums with respect thereto securing the financing of the unpaid cost of the insurance policies to the extent the financing is permitted under Section 18.5(c)(ii)(L);
(p)    Liens arising by operation of law securing rental, storage, throughput, transportation, handling or other similar fees or charges owing from time to time to bailees, transporters or warehousemen, solely to the extent of such fees or charges and incurred in the ordinary course of business of the Company;
(q)    Liens on RINs; and
(r)    Liens on cash collateral posted solely to secure the Company’s reimbursement obligations under Permitted Letters of Credit.
“Permitted S&O Liens” means: (a) Liens for taxes, assessments, judgments, governmental charges or levies, either not yet delinquent or the non-payment of which is being diligently contested in good faith by appropriate proceedings and for which adequate reserves have been made; (b) Liens of mechanics, laborers, suppliers, workers, materialmen, and other similar liens incurred in the ordinary course of business for sums not yet due or being diligently contested in good faith by appropriate proceedings, if such reserve or appropriate provision, if any, as shall be required by GAAP shall have been made therefore; (c) Liens arising by operation of law securing rental, storage, throughput, transportation, handling or other similar fees or charges owing from time to time to carriers, bailees, transporters or warehousemen, solely to the extent of such fees or charges and incurred in the ordinary course of business of the Company; (d) Liens pursuant to any Transaction Document; and (e) Liens (1) incurred in the ordinary course of business in connection with the purchase of goods, which Liens arise by operation of law in favor of the seller of such goods, only attach to such goods and cease to be in effect upon payment in full of the purchase price for such goods, and (2) in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of such goods; provided that, notwithstanding the foregoing, “Permitted S&O Liens” shall not include (x) Liens securing (i) amounts owing in connection with or as a result of any termination or early termination of any Base Agreement or other similar agreement relating to any Included Location owned and/or operated by any third party, (ii) any take-or-pay obligations of the Company in connection with or pursuant to any Base Agreement or other similar agreement relating to any Included Location owned and/or operated by any third party or (iii) any minimum or guaranteed amounts or other non-ordinary course fees or other amounts payable in connection with or pursuant to any Base Agreement or other similar agreement relating to any Included Location owned and/or operated by any third party or (y) any other Liens expressly waived pursuant to the terms of any Required Storage and Transportation Arrangement.
“Person” means an individual, corporation, partnership, limited liability company, joint venture, trust or unincorporated organization, joint stock company or any other private entity or organization, Governmental Authority, court or any other legal entity, whether acting in an individual, fiduciary or other capacity.
“Pipeline Cutoff Date” means, with respect to any third party Included Pipeline, the date and time by which a shipper on such Included Pipeline is required to provide its nominations to the entity that schedules and tracks Crude Oil or Products, as applicable, in such Included Pipeline for the next shipment period for which nominations are then due.
“Pledge and Security Agreement” means that certain Pledge and Security Agreement by and between the Company and Aron, dated of June 1, 2015, as amended and restated as of the

First Restatement Effective Date, as amended and restated as of the Second Restatement Effective Date (the “Second Amended and Restated Pledge and Security Agreement”), and as further amended, restated, supplemented or otherwise modified from time to time.
“Price” means, for any month and with respect to a particular Product Group, the amount added to or subtracted from the applicable Index Amount to determine the Pricing Value for such month and Product Group. The Price applicable during the Term, as shall be set forth on Schedule B and as may be adjusted from time to time pursuant to Section 7.4.
“Price Adjustment Month or Week” has the meaning specified in Section 7.4(d).
“Pricing Group” means any of the Product Groups listed as a pricing group on Schedule P.
“Pricing Value” means, with respect to a particular grade of Crude Oil or type of Product, the applicable Daily Value or Current Month Value, as the case may be, indicated on Schedule B.
“Procurement Contract” means any Aron Procurement Contract or Refinery Procurement Contract, or such other contract to the extent the Parties mutually deem such contract to be a Procurement Contract for purposes hereof.
“Procurement Contract Assignment” means an instrument, in form and substance reasonably satisfactory to Aron, by which the Company assigns to Aron all rights and obligations under a Refinery Procurement Contract and Aron assumes such rights and obligations thereunder, subject to terms reasonably satisfactory to Aron providing for the automatic reassignment thereof to the Company in connection with the termination of this Agreement.
“Procurement Due Date” means, with respect to a Refinery Procurement Contract or Refinery Product Contract, the date on which the Crude Procurement Payment or Product Procurement Payment under the applicable contract is due to be paid, which date shall occur after the delivery date under such Refinery Procurement Contract or Refinery Product Contract (unless otherwise expressly agreed by Aron).
“Product” means any of the petroleum products listed on Schedule A, as from time to time amended by mutual agreement of the Parties, excluding any Sludge.
“Product Buy Leg” has the meaning specified in Section 8.1(d).
“Product Group” means Crude Oil or a group of Products as specified on Schedule P.
“Product Linefill” means, at any time and for any grade of Product or Crude Oil, the aggregate volume of linefill of that Product or Crude Oil on the Included Pipelines for which Aron is treated as the exclusive owner by the Included Pipelines; provided that such volume shall be determined by using the volumes reported on the monthly or daily statements, as applicable, from the Included Pipelines.

“Product Payment Undertaking” means, with respect to a Refinery Product Contract, a written undertaking by Aron in the form of Schedule AA, subject to revisions as reasonably necessary to account for payment due dates occurring prior to completion of delivery of Products to the Company or otherwise, in each case in form and substance satisfactory to Aron under which Aron irrevocably agrees to remit or cause or otherwise arrange for the remittance to the relevant Third Party Seller of funds sufficient to pay the Product Procurement Payment due to such Third Party Seller under such Refinery Product Contract on the relevant Procurement Due Date without discount, deduction, set-off or counterclaim; provided that (i) such remittance of the full Product Procurement Payment shall in no way limit the Company’s obligation hereunder to reimburse Aron therefor and to compensate Aron for any Ancillary Costs in connection therewith and (ii) in no event shall such undertaking obligate Aron to make, cause or arrange for any remittance of a prepayment under a Refinery Product Contract unless the Parties have agreed to such additional terms and conditions not inconsistent with the terms of this Agreement as Aron may, in its discretion, require in connection therewith.
“Product Price” means any Price applicable to a relevant Index Amount as shall be set forth on Schedule B and as may be adjusted from time to time pursuant to Section 7.4.
“Product Price Adjustment Settlement Amount” has the meaning specified in Schedule K.
“Product Procurement Fee” has the meaning specified in the Marketing and Sales Agreement.
“Product Procurement Payment” means, with respect to a Refinery Product Contract, the payment due to the Third Party Seller thereunder as reflected in the invoice provided by such Third Party Seller to the Company with respect to the volume of Products delivered thereunder to the Company.
“Product Sales Fee” has the meaning specified in the Marketing and Sales Agreement.
“Product Sell Leg” has the meaning specified in Section 8.1(d).
“Product Storage Facilities” means, collectively, Included Product Tanks and Included Product Pipelines.
“Products Delivery Point” means, with respect to any delivery of Product from an Included Location, (i) in the case of delivery from the Refinery Product Storage Tanks, (A) if the Product is to be transported via the Honolulu 10 Inch Pipeline, the last permanent flange of the Honolulu 10 Inch Pipeline and (B) if the Product is to be transported via any of the BPH Pipelines, the last permanent flange of the relevant BPH Pipeline, and (ii) in the case of delivery from any Product Storage Facility other than the Refinery Product Storage Tanks, the outlet flange of the Included Product Tank at such Product Storage Facility.
“Products Intake Point” means (i) in the case of the Refinery Product Storage Tanks, the inlet flange of the Refinery Product Storage Tanks and (ii) in the case of any Product Storage

Facility other than the Refinery Product Storage Tanks, the inlet flange of the Included Product Tanks at such Product Storage Facility.
“Products Offtake Point” means the delivery point at which Aron transfers title to Products in accordance with sales transactions executed pursuant to the Marketing and Sales Agreement.
“Projected Monthly Run Volume” has the meaning specified in Section 7.2(a).
“Provisional Payment” has the meaning specified in Section 31.3.
“Purchase Agreement Closing” means the Closing as defined in the Topping Unit Purchase Agreement.
“Purchase Agreement Closing Date” means December 19, 2018.
“Purchase Agreement Closing Inventory Sales Agreement” means the purchase and sale agreement, in form and in substance mutually agreeable to the Parties, dated as of the Purchase Agreement Closing Date, pursuant to which the Company is selling and transferring to Aron certain Hydrocarbon inventories at storage locations that, as of the Purchase Agreement Closing Date, will become Included Locations under this Agreement, free and clear of all Liens, other than Permitted S&O Liens.
“Receivables Collection Account” means the deposit account identified in and subject to a Deposit Account Control Agreement which is the exclusive account maintained by the Company for the collection of all its Accounts.
“Receivables Report” has the meaning specified in Section 11.4(a).
“Refinery” has the meaning specified in the recitals hereto; provided that from and after the Purchase Agreement Closing the term “Refinery” shall also include the Topping Unit Refinery Assets.
“Refinery Access Agreement” means the “Refinery Access Agreement” (as defined in the Topping Unit Purchase Agreement) that is to be entered into as of the Purchase Agreement Closing Date.
“Refinery Crude Purchase Fee” has the meaning specified in Schedule C.
“Refinery Crude Purchase Fee Price” has the meaning specified in the Fee Letter.
“Refinery Facilities” means (i) all the facilities located at the Refinery, and (ii) any associated or adjacent facility used by the Company to carry out the terms of this Agreement, excluding, however, the Crude Oil receiving and Products delivery facilities, pipelines, tanks and associated facilities which constitute the Storage Facilities.
“Refinery Procured Barrels” has the meaning specified in Section 5.3(g)(i).

“Refinery Procured Product Barrels” has the meaning specified in Section 8.1(c)(i).
“Refinery Procurement Contract” means a procurement contract entered into by the Company with any Third Party Supplier for the purchase by the Company of Crude Oil, which Crude Oil is to be resold by the Company to Aron at the time such Crude Oil passes the Crude Intake Point.
“Refinery Product Contract” means a procurement contract entered into by the Company with any Third Party Seller for the purchase by the Company of Product, which Product is to be resold by the Company to Aron at the time such Product passes the Products Intake Point.
“Refinery Product Storage Tanks” means the Included Product Tanks owned by the Company and located adjacent to the Refinery used for the storage of Products, as identified on Schedule E.
“Refinery Property Lease” means the “Refinery Property Lease” (as defined in the Topping Unit Purchase Agreement) that is to be entered into as of the Purchase Agreement Closing Date.
“Regulatory Event” has the meaning specified in Section 9.6.
“Related Hedges” means any transactions from time to time entered into by Aron with third parties unrelated to Aron or its Affiliates to hedge Aron’s exposure resulting from this Agreement or any other Transaction Document and Aron’s rights and obligations hereunder or thereunder.
“Remaining Tenor” has the meaning specified in Section 31.10(a).
“Renewable Fuel Standards” means the regulatory requirements set forth in 40 C.F.R. Part 80, Subpart M, §§ 80.1400 et seq.
“Required Storage and Transportation Arrangements” means such designations, acknowledgments and other binding contractual arrangements hereafter entered into, in form and substance reasonably satisfactory to Aron, pursuant to which the Company (or its Affiliates) hereafter shall provide Aron with the Company’s (or its Affiliates’) full right to use the third party Included Pipelines and third party Included Tanks, pursuant to the terms and conditions of the Base Agreements or such other agreements creating the Company’s rights in and to such facilities and the rights of existing third parties; provided that, without limiting the generality of the foregoing, Aron may require that the terms and conditions of any such contractual arrangement provide that (a) any third party thereto waive any Lien or charge that might apply to or be deemed to apply to any Crude Oil and/or Products of which Aron is the owner as contemplated by this Agreement and the other Transaction Documents, or to subordinate such Lien or charge to the Lien granted to Aron under the Lien Documents, and (b) the Company (or its Affiliate) agrees to provide Aron with such further documentation as it may reasonably request in order to confirm such waiver or subordination.

“Reserves” means as of any date of determination, such amounts as Aron may from time to time establish in evaluating the eligibility of receivables or inventory in the context of secured financing transactions or the financial condition of the Company or any of its Subsidiaries, reducing the amount of Accounts that would otherwise be Eligible Receivables or any Hydrocarbons that would otherwise constitute Eligible Hydrocarbon Inventory: (a) to reflect events, conditions, contingencies or risks which, as reasonably determined by Aron, adversely affect or would have a reasonable likelihood of adversely affecting the financial condition of the Company, any of its Subsidiaries, or such Account or the amount that might be received by Aron, the Company or any of its Subsidiaries in connection with such Account, the sale or other disposition or realization upon such Account (but without duplication to the extent already addressed in the criteria which establishes Eligible Receivables) or (b) to reflect Aron’s belief that (1) any Collateral Report or financial information furnished by or on behalf of the Company or any of its Subsidiaries to Aron is incomplete, inaccurate or misleading in any material respect or (2) the information being used by Aron is no longer current as a result of any such Collateral Report or financial information not having been provided or having been provided after its required delivery date. Without limiting the generality of the foregoing, Reserves may, at Aron’s option, be established to reflect: (A) dilution with respect to the Accounts (based on the ratio of the aggregate amount of non-cash reductions in such Accounts for any period to the aggregate dollar amount of the sales for such period); (B) returns, discounts, claims (including, without limitation, warranty claims), credits and allowances of any nature that are not paid pursuant to the reduction of Accounts; or (C) sales, excise or similar taxes included in the amount of any such Accounts reported to Aron. To the extent that an event, condition or matter as to any Eligible Receivable or Eligible Hydrocarbon Inventory is addressed pursuant to the treatment thereof within the applicable definition of such term, Aron shall not also establish a Reserve to address the same event, condition or matter. The amount of any Reserve established by Aron shall have a reasonable relationship to the event, condition or other matter which is the basis for such Reserve as reasonably determined by Aron, in good faith in its reasonable credit judgment, taking into account the then current and reasonably anticipated financial condition of the Company or any of its Subsidiaries.
“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any Equity Interest of the Company, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such Equity Interest, or on account of any return of capital to the Company’s stockholders, partners or members (or the equivalent Person thereof).
“Revised Estimated Yield” has the meaning specified in Section 8.3(a).
“RINs” means any “renewable identification number” as defined in 40 C.F.R. § 80.1401 and regulated as part of Renewable Fuel Standards.
“Run-out Report” has the meaning specified in Section 7.3(a).
“Safe Harbor Agreements” has the meaning specified in Section 19.4(a)(i).

“Scheduled Price Adjustment Month” has the meaning specified in Section 7.4(d).
“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.
“Second Additional Posting Date” means March 1, 2019.
“Second Restatement Effective Date” has the meaning specified in the introductory paragraph of this Agreement.
“Services Agreement” means the Services Agreement, dated as of the Purchase Agreement Closing Date, by and among IES Downstream, Eagle Island and the Company.
“Settlement Amount” has the meaning specified in Section 19.2(b).
“Shortfall Settlement Date” means, for any Forward Delivery Month in which a Monthly Volumetric Shortfall occurs, the same day as the Monthly True-up Amount for such month is due under Section 10.2 hereof.
“Shortfall Value” has the meaning specified in Section 31.5(a).
“Sludge” means a semi-solid slurry consisting of hydrocarbons, sediment, paraffin and water, produced from a process or as a result of solids separated from suspension in a liquid.
“Sourcing Transaction” has the meaning specified in Section 18.2(r).
“Specified Hedging Agreement” means a Hedging Agreement that is a Crack Spread Hedge, a time spread hedge or a grade or basis differential hedge.
“Specified Government Accounts” means Accounts owing directly by DLA Energy to the Company under a prime contract entered between DLA Energy and the Company.
“Specified Schedule” has the meaning specified in Section 30.9.
“Specified Schedule Change” has the meaning specified in Section 30.9.
“Specified Transaction” means (a) any transaction (including an agreement with respect thereto) now existing or hereafter entered into between Aron (or any of its Designated Affiliates) and the Company (or any of its Designated Affiliates) (i) which is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, commodity spot transaction, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, weather swap, weather derivative, weather option, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, or forward purchase or sale of a security, commodity or other financial instrument or interest

(including any option with respect to any of these transactions) or (ii) which is a type of transaction that is similar to any transaction referred to in clause (i) that is currently, or in the future becomes, recurrently entered into the financial markets (including terms and conditions incorporated by reference in such agreement) and that is a forward, swap, future, option or other derivative on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, or economic indices or measures of economic risk or value, (b) any combination of these transactions and (c) any other transaction identified as a Specified Transaction in this agreement or the relevant confirmation; provided that neither the Commodity Forward Agreement nor any Commodity Forward Transaction shall constitute a Specified Transaction.
“SPM” means the self-contained single-point mooring buoy offshore terminal facility maintained by the Company offshore of the Refinery for the purposes of mooring and transferring Crude Oil and Product cargoes from oceangoing vessels.
“SPM Buy/Sell Crude Transaction” has the meaning specified in Section 5.3(e).
“SPM Buy/Sell Product Transaction” has the meaning specified in Section 8.1(d).
“SPM Buy/Sell Transaction” means any SPM Buy/Sell Crude Transaction or SPM Buy/Sell Product Transaction.
“SPM Delivery Point” means, with respect to any Aron Procurement Contract that contemplates delivery at the SPM, the delivery point specified in such Aron Procurement Contract at which title to the Crude Oil or Products being sold thereunder is to be transferred from the Third Party Supplier thereunder to Aron.
“SPM Master Buy/Sell Crude Confirmation” means the master confirmation for SPM Buy/Sell Crude Transactions in the form provided on Schedule W.
“SPM Master Buy/Sell Product Confirmation” means the master confirmation for SPM Buy/Sell Product Transactions in the form provided on Schedule W.
“Step-Out Inventory Sales Agreement” means the purchase and sale agreement, in the form provided on Schedule R, to be dated as of the Termination Date, pursuant to which the Company shall buy Crude Oil and Products from Aron subject to the provisions of this Agreement and any other terms agreed to by the Parties thereto.
“Storage Facilities” means the storage, loading and offloading facilities located at the Refinery including the Crude Storage Tanks and the Refinery Product Storage Tanks and the land, piping, marine facilities, truck facilities and other facilities related thereto, together with existing or future modifications or additions, which are excluded from the definition of Refinery. In addition, the term “Storage Facilities” includes all other Company Included Locations, except those storage, loading and offloading facilities which are used exclusively to store Excluded Materials.

“Storage Facilities Agreement” means the storage facilities agreement, in form and substance mutually agreeable to the Parties, dated as of the Commencement Date (as amended and restated on the Second Restatement Effective Date (the “Amended and Restated Storage Facilities Agreement”)), between the Company and Aron, pursuant to which the Company has granted to Aron an exclusive right to use the Storage Facilities (to the extent that such exclusive right can be granted) in connection with this Agreement; provided that such storage facilities agreement shall also grant Aron the right to use the SPM for receiving delivery of material to the extent contemplated by this Agreement, it being acknowledged that Aron shall only receive and concurrently transfer to the Company title to materials delivered at the SPM Delivery Point and shall not at any time hold, store or transport any materials at or through the SPM or the pipelines, hoses and other infrastructure connecting the SPM to the Crude Storage Tanks or Refinery Product Storage Tanks.
“Subsidiaries” means, with respect to any Person (the “parent”), any corporation, partnership, joint venture, limited liability company, association or other entity the accounts of which would be consolidated with those of the parent in the parent’s consolidated financial statements if such financial statements were prepared in accordance with GAAP as of such date, as well as any other corporation, partnership, joint venture, limited liability company, association or other entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power, or in the case of a partnership, more than 50% of the general partnership interests are, as of such date, owned, controlled or held, or (b) that is, as of such date, otherwise controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.
“Supplier’s Inspector” means any Person selected by Aron in a commercially reasonable manner that is acting as an agent for Aron or that (1) is a licensed Person who performs sampling, quality analysis and quantity determination of the Crude Oil and Products purchased and sold hereunder, (2) is not an Affiliate of any Party and (3) in the reasonable judgment of Aron, is qualified and reputed to perform its services in accordance with Applicable Law and industry practice, to perform any and all inspections required by Aron.
“Swap Contract” means (i) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (ii) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement, including any such obligations or liabilities under any such agreement.

“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (i) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (ii) for any date prior to the date referenced in clause (i), the amount(s) determined as the mark-to-market value(s) for such Swap Contracts, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include Aron or any Affiliate of Aron).
“Synthetic Lease Obligation” means the monetary obligation of a Person under (i) a so-called synthetic, off-balance sheet or tax retention lease, or (ii) an agreement for the use or possession of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment).
“Tank Maintenance” has the meaning specified in Section 9.5(c).
“Target Month End Crude Volume” has the meaning specified in Section 7.2(b).
“Target Month End Product Volume” has the meaning specified in Section 7.3(b).
“Tax” or “Taxes” has the meaning specified in Section 15.1(a).
“Term” has the meaning specified in Section 3.1.
“Term Loan Agreement” has the meaning specified in Section 18.5(c)(ii)(P).
“Termination Amount” means, without duplication, the total net amount owed by one Party to the other Party upon termination of this Agreement under Section 20.2(a).
“Termination Date” has the meaning specified in Section 20.1.
“Termination Date Crude Oil Volumes” has the meaning specified in Section 20.1(d).
“Termination Date Product Volumes” has the meaning specified in Section 20.1(d).
“Termination Date Volumes” has the meaning specified in Section 20.1(d).
“Termination Reconciliation Statement” has the meaning specified in Section 20.2(c).
“Third Additional Posting Date” means June 3, 2019.
“Third Party Seller” means any seller of Product under a Refinery Product Contract (other than the Company or any Affiliate of the Company).
“Third Party Supplier” means any seller of Crude Oil under a Procurement Contract (other than the Company or any Affiliate of the Company).

“Topping Unit Purchase Agreement” means that certain Topping Unit Purchase Agreement, dated as of August 29, 2018, by and among IES Downstream, Eagle Island, the Company and, for the limited purposes specified therein, Par Pacific Holdings, Inc., as amended, supplemented or otherwise modified from time to time.
“Topping Unit Refinery Assets” means, collectively, the Topping Units, the Facilities and Equipment and the Transferred Real Property (each as defined in the Topping Unit Purchase Agreement).
“Topping Units” has the meaning specified in the Topping Unit Purchase Agreement.
“Transaction Commencement Date” has the meaning specified in Section 31.2.
“Transaction Cutoff Date” has the meaning specified in Section 31.9.
“Transaction Document” means any of this Agreement, Marketing and Sales Agreement, the Inventory Sales Agreements, the Storage Facilities Agreement, the Step-Out Inventory Sales Agreement, the Required Storage and Transportation Arrangements, the Fee Letter, any SPM Master Buy/Sell Crude Confirmation, any SPM Master Buy/Sell Product Confirmation, the Lien Documents, the Guaranty and any other agreement or instrument contemplated hereby or executed in connection herewith, including any guarantees or other credit support documents as may be from time to time provided by the Company and/or its Affiliates; provided that, it is agreed that the Master Agreement is not and shall not be deemed to constitute a Transaction Document.
“Transition Adjustment Amount” has the meaning specified on Schedule Z hereto.
“Transition Terminalling Agreement” has the meaning specified in the Topping Unit Purchase Agreement.
“U.S. Governmental Authority” means the federal government of the United States of America or any agency or instrumentality thereof or any state of the United States of America approved by Aron or any agency or instrumentality thereof.
“USOR” means U.S. Oil & Refining Co., a Delaware corporation.
“Volume Determination Procedures” means (a) in respect of determining the NSV of Crude Oil in the Crude Storage Tanks or Products in the Included Company Product Tanks, the Company’s ordinary daily and month-end procedures, which may include manual gauging by an Independent Inspection Company (as provided in Section 12.5) of each Crude Storage Tank or Included Company Product Tank at the end of each calendar quarter to ensure that the automated tank level readings are accurate to within a tolerance of two inches; provided that if the automated reading cannot be calibrated to be within such tolerance, the Company shall use the manual gauge reading in its calculation of month-end inventory; (b) in respect of determining the NSV of Products in the Included Third Party Product Tanks or Crude Oil in the Included Third Party Crude Tanks, using the volumes reported on the most recently available daily reports or monthly statements in respect of such tanks; and (c) in respect of the linefill in the Company-owned Included Pipelines, such pipelines shall be deemed full, except when products owned by third parties are flowing through such pipelines.
1.2    Construction of Agreement.
(a)    Unless otherwise specified, reference to, and the definition of any document (including this Agreement) shall be deemed a reference to such document as may be, amended, supplemented, revised or modified from time to time.
(b)    Unless otherwise specified, all references to an “Article,” “Section,” or “Schedule” are to an Article or Section hereof or a Schedule attached hereto.
(c)    All headings herein are intended solely for convenience of reference and shall not affect the meaning or interpretation of the provisions of this Agreement.
(d)    Unless expressly provided otherwise, the word “including” as used herein does not limit the preceding words or terms and shall be read to be followed by the words “without limitation” or words having similar import.
(e)    Unless expressly provided otherwise, all references to days, weeks, months and quarters mean calendar days, weeks, months and quarters, respectively.
(f)    Unless expressly provided otherwise, references herein to “consent” mean the prior written consent of the Party at issue, which shall not be unreasonably withheld, delayed or conditioned.
(g)    A reference to any Party to this Agreement or another agreement or document includes the Party’s permitted successors and assigns.
(h)    Unless the contrary clearly appears from the context, for purposes of this Agreement, the singular number includes the plural number and vice versa; and each gender includes the other gender.
(i)    Except where specifically stated otherwise, any reference to any Applicable Law or agreement shall be a reference to the same as amended, supplemented or re-enacted from time to time.
(j)    Unless otherwise expressly stated herein, any reference to “volume” shall be deemed to refer to actual NSV, unless such volume has not been yet been determined, in which case, volume shall be an estimated net volume determined in accordance with the terms hereof.
(k)    The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(l)    Any reference to the “prior month” means the period from and including the Commencement Date of the Original Agreement (as defined therein) to and including the day immediately preceding the Commencement Date.
1.3    The Parties acknowledge that they and their counsel have reviewed and revised this Agreement and that no presumption of contract interpretation or construction shall apply to the advantage or disadvantage of the drafter of this Agreement.
ARTICLE 2

CONDITIONS PRECEDENT
2.1    Conditions Relating to Second Amended and Restated Supply and Offtake Agreement. In connection with and as a condition to the execution by the Parties of the amendment and restatement of this Agreement on the Second Restatement Effective Date:
(a)    The Parties have entered into this Agreement, the Second Amended and Restated Pledge and Security Agreement, the Amended and Restated Fee Letter, the Amended and Restated Storage Facilities Agreement and the Amended and Restated Marketing and Sales Agreement;
(b)    The Guarantor shall have executed and delivered the Guaranty;
(c)    The Company has provided to Aron confirmation, in form and substance satisfactory to Aron, that all Transaction Documents remain in full force and effect;
(d)    The Parties have prepared and appended hereto a full amended and restated set of Schedules;
(e)    To the extent required by Aron, updated and amended UCC filings shall have been filed;
(f)    The Company and the Guarantor shall have provided certified board resolutions authoring the amendment and restatement contemplated hereby and transactions subject hereto and to the other Transaction Documents to be entered into on the Second Restatement Effective Date;
(g)    The Company and the Guarantor shall have delivered to Aron a certificate signed by an appropriate officer of the Company certifying as to incumbency, due authorization, board approval and resolutions;
(h)    The Company shall have delivered to Aron an opinion of counsel, in form and substance satisfactory to Aron, covering such matters as Aron shall reasonably request, including: good standing; existence and due qualification; power and authority; due authorization and execution; enforceability; and no conflicts with respect to the Indentures, the ABL Facility and the Term Loan Agreement; provided that, subject to

Aron’s consent, certain of such opinions may be delivered by the General Counsel of the Company;
(i)    No action or proceeding shall have been instituted nor shall any action by a Governmental Authority be threatened, nor shall any order, judgment or decree have been issued or proposed to be issued by any Governmental Authority as of the Second Restatement Effective Date to set aside, restrain, enjoin or prevent the transactions and performance of the obligations contemplated by this Agreement or any other Transaction Documents;
(j)    Neither the Refinery nor any of the Included Locations shall have been affected adversely or threatened to be affected adversely by any loss or damage, whether or not covered by insurance, unless such loss or damages would not have a Material Adverse Effect on the usual, regular and ordinary operations of the Refinery or the Included Locations;
(k)    The Company shall have delivered to Aron insurance certificates evidencing the effectiveness of the insurance policies and endorsements required pursuant to Article 16 on the Second Restatement Effective Date;
(l)    Since December 31, 2020, there shall not have been the occurrence of any Material Adverse Effect;
(m)    Aron shall have received the results of a search of the UCC (or equivalent) filings made with respect to the Company in the State of Hawaii and copies of the financing statements (or similar documents) disclosed by such search;
(n)    (i) All representations and warranties of the Company and its Affiliates contained in the Transaction Documents shall be true and correct on and as of the Second Restatement Effective Date and (ii) no Default or Event of Default in respect of the Company shall have occurred, and the Company shall have delivered to Aron a certificate in respect of the foregoing;
(o)    Aron shall have received from the Company payment of or reimbursement for all fees, costs, and expenses (including all reasonable attorneys’ fees and expenses which shall be directly paid by the Company to Aron’s counsel) incurred by Aron in connection with the negotiation, preparation and execution of this Agreement and all other documents and transactions being executed in connection herewith (including all such fees and expenses due and owing pursuant to the Exclusivity and Expense Reimbursement Agreement, dated as of April 1, 2021, between the Company and Aron); and
(p)    Aron shall have received payment of all fees, expenses and other amounts due and payable by the Company on or prior to the Second Restatement Effective Date.

2.2    Conditions to Discretionary Draw Advance. Aron shall only be obligated to make an advance constituting a Discretionary Draw Advance or an Incremental Discretionary Draw Amount pursuant to Section 11.1 on or after July 1, 2021 and such obligations of Aron shall be subject to satisfaction by the Company of the conditions precedent set forth in Section 2.1 relating to the occurrence of the Second Restatement Effective Date and the following conditions precedent:
(a)    Aron shall have received a duly delivered Inventory Report in advance of the Credit Date in accordance with Section 11.4(a);
(b)    Aron shall have received a duly delivered Receivables Report in advance of the Credit Date in accordance with Section 11.4(a);
(c)    Aron shall have received a duly delivered Discretionary Draw Election Report, no later than 4:00 p.m. (EST) at least two (2) Business Days prior to the Credit Date, via e-mail, showing the total principal amount of the Discretionary Draw Advance then outstanding, after giving effect to an advance constituting a Discretionary Draw Advance requested to be made on such Credit Date, which Discretionary Draw Election Report shall be subject to the calculations set forth in Schedule C; provided that, in the event that Aron fails to receive a duly delivered Discretionary Draw Election Report by such time, the amount of the advance constituting a Discretionary Draw Advance requested to be made on such Credit Date shall be determined by the number in the most recently received Discretionary Draw Election Report received by Aron prior to such Credit Date;
(d)    after making the Incremental Discretionary Draw Amount requested on such Credit Date, the Discretionary Draw Advance shall not exceed the Discretionary Draw Availability as of such date;
(e)    as of such Credit Date, the representations and warranties contained herein and in the other Transaction Documents shall be true and correct in all material respects on and as of that Credit Date to the same extent as though made on and as of that date, except to the extent such representations and warranties specifically relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects on and as of such earlier date; provided that, in each case, such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality, Material Adverse Effect or other like term in the text thereof; and
(f)    prior to, as of, and after giving effect to the advance constituting a Discretionary Draw Advance to be made or increased on such Credit Date, no event shall have occurred and be continuing or would result from the consummation of the applicable advance constituting a Discretionary Draw Advance that would constitute an Event of Default or a Default.

2.3    Post-Commencement Date Undertakings. From and after the Commencement Date, the Company may endeavor to negotiate and implement designations and other binding contractual arrangements, in form and substance reasonably satisfactory to Aron, pursuant to which the Company may transfer and assign to Aron the Company’s (or its Affiliates’) right to use any storage or transportation facility as may hereafter be identified by the Company; provided that (i) upon and concurrently with implementing any such assignment, designation or arrangement, any such storage or transportation facility shall be added to the appropriate Schedule hereto as an additional Included Crude Tank, Included Product Tank or Included Pipeline, as applicable, and such assignment, designation or arrangement shall constitute a Required Storage and Transportation Arrangement hereunder; (ii) to the extent requested by Aron, the Parties shall amend the Company Inventory Sales Agreement and any other applicable Transaction Document to include any inventory transferred to Aron as a result of such assignment, designation or arrangement; and (iii) without limiting the generality of the foregoing, the addition of an Included Location shall be subject to acceptance by Aron and satisfaction of Aron’s Policies and Procedures (as defined in Section 14.4(a) below), which shall be applied in a nondiscriminatory manner as provided in Section 14.4(b)(i) below. In addition, if the relevant storage or transportation facility fails to satisfy Aron’s Policies and Procedures, then, upon the Company’s request, Aron shall consult with the Company in good faith to determine whether based on further information provided by the Company such storage or transportation facility complies with Aron’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such storage or transportation facility would comply with Aron’s Policies and Procedures and, based on such further information and/or the implementation of such additional actions or procedures, Aron will from time to time reconsider whether such storage or transportation facility satisfies clause (iii) above.
2.4    UCC Filings.
(a)    From and after the Commencement Date, the Company will cooperate with Aron to cause to be prepared, and filed, in such jurisdictions as Aron shall deem necessary or appropriate, UCC-1 financing statements reflecting (i) Aron as owner of all Crude Oil and Products in the Included Locations and (ii) Aron as a secured party with respect to the Collateral to perfect Aron’s security interest under the Lien Documents. The Company shall execute and deliver to Aron, and the Company hereby authorizes Aron to file (with or without the Company’s signature), at any time and from time to time, all such financing statements, amendments to financing statements, continuation financing statements, termination statements, relating to such Crude Oil and Products and the Collateral, and other documents and instruments, all in form satisfactory to Aron, as Aron may request, to confirm Aron’s ownership of such Crude Oil and Products and to otherwise accomplish the purposes of this Agreement and as required pursuant to the Lien Documents.
(b)    Without limiting the generality of the foregoing, the Company ratifies and authorizes the filing by Aron of any financing statements filed prior to the Commencement Date.

2.5    Status of Certain Conditions and Other Provisions. The Parties acknowledge that the Commencement Date occurred on June 1, 2015 (the “Commencement Date”) under the Original Agreement and that, on and as of such date, various conditions were satisfied and other provisions complied with as contemplated under the Original Agreement, including the determinations, transfer and payments contemplated under Article 4. The Parties acknowledge that the First Restatement Effective Date occurred on December 21, 2017 under the First Amended and Restated S&O Agreement and that, on and as of such date, various conditions were satisfied and other provisions complied with as contemplated under the Original Agreement. The Parties acknowledge that the Purchase Agreement Closing Date occurred on December 19, 2018 and that, on and as of such date, various conditions were satisfied and other provisions complied with as contemplated under the First Amended and Restated S&O Agreement.
ARTICLE 3

TERM OF AGREEMENT
3.1    Term. The Original Agreement became effective on the Original Effective Date with the Commencement Date (as acknowledged in Section 2.5 above) occurring on June 1, 2015. This Agreement constitutes a continuation of the term of the Original Agreement and the First Amended and Restated S&O Agreement and, subject to Section 3.2, shall continue for a period ending at 11:59:59 p.m., EST on May 31, 2024 (the “Term”; the last day of such Term being herein referred to as the “Expiration Date,” except as provided in Section 3.2 below).
3.2    Changing the Term. The Parties may, no later than one hundred twenty (120) days prior to the then current Expiration Date, by mutual agreement, elect to extend the Term of this Agreement for an additional one year period following such current Expiration Date and, upon the effectiveness of such mutual agreement, the last day of such additional one year period shall be the Expiration Date hereunder.
3.3    Early Termination Option. The Company may terminate this Agreement prior to the Expiration Date referred to in Section 3.1 solely on the following terms and conditions:
(a)    On or prior to January 14, 2022, the Company shall notify Aron of its intention to terminate this Agreement effective as of May 31, 2022 in which case, in addition to any amounts owed by the Company to Aron or by Aron to the Company (as determined in accordance with Article 20), the Company shall pay to Aron an early termination fee equal to $10,000,000.00 on such date.
(b)    On or prior to January 13, 2023, the Company shall notify Aron of its intention to terminate this Agreement effective as of May 31, 2023 in which case, in addition to any amounts owed by the Company to Aron or by Aron to the Company (as determined in accordance with Article 20), the Company shall pay to Aron an early termination fee equal to $5,000,000.00 on such date.

(c)    THE EARLY TERMINATION FEES PROVIDED FOR IN THIS SECTION 3.3 ARE DEEMED TO CONSTITUTE LIQUIDATED DAMAGES, AND THE PARTIES ACKNOWLEDGE AND AGREE THAT SUCH DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE AND THAT SUCH EARLY TERMINATION FEES ARE INTENDED TO BE A REASONABLE APPROXIMATION OF THE AMOUNT OF SUCH DAMAGES AND NOT A PENALTY.
3.4    FTZ Designation Change. If any Included Location is determined to no longer be within the FTZ, the Company shall promptly notify Aron of such determination.
(a)    If fewer than five (5) Included Locations in the aggregate since the Second Restatement Effective Date have been determined to no longer be within the FTZ, Aron shall have the option to cease purchasing Product from the Company held at the affected Included Locations and/or modify this Agreement to provide for a lien-based intermediation facility with respect to such affected Included Locations.
(b)    If five (5) or more Included Locations in the aggregate since the Second Restatement Effective Date have been determined to no longer be within the FTZ, Aron shall have the option to cease purchasing Product from the Company held at the affected Included Locations and any other Included Locations and/or modify this Agreement to provide for a lien-based intermediation facility with respect to such Included Locations, or terminate this Agreement in which case this Agreement shall be terminated in accordance with Article 20. In the event Aron elects not to exercise any such option pursuant to the immediately preceding sentence, the Company may terminate this Agreement by notice to Aron specifying a termination date occurring on the date that is the later of (i) 30 days following the date such notice is given and (ii) the last Business Day of the immediately following calendar month, in which case this Agreement shall be terminated in accordance with Article 20.
(c)    Any notice by Aron of any election pursuant to clauses (a) or (b) above shall specify an effective date therefor or termination date of this Agreement, as the case may be, occurring on the date that is the later of (i) 30 days following the date such notice is given and (ii) the last Business Day of the immediately following calendar month.
3.5    Applicability of Schedules; Schedule K. For all purposes of this Agreement and any other Transaction Documents: (i) with respect to the period from the Second Restatement Effective Date to the Adjustment Date, Schedule A shall mean Schedule A-1 hereto, Schedule B shall mean Schedule B-1 hereto, Schedule C shall mean Schedule C-1, Schedule D shall mean Schedule D-1 hereto, Schedule P shall mean Schedule P-1 hereto, and Schedule X shall mean Schedule X-1 hereto and (ii) with respect to the period from and after the Adjustment Date, Schedule A shall mean Schedule A-2 hereto, Schedule B shall mean Schedule B-2 hereto, Schedule C shall mean Schedule C-2, Schedule D shall mean Schedule D-2 hereto, Schedule P shall mean Schedule P-2 hereto, and Schedule X shall mean Schedule X-2 hereto. Notwithstanding anything herein to the contrary, the price adjustment procedures set forth in

Schedule K shall be used to determined Crude Price and Product Price, effective as of July 1, 2021.
3.6    Obligations upon Termination. In connection with the termination of the Agreement on the Expiration Date, the Parties shall perform their obligations relating to termination pursuant to Article 20.
ARTICLE 4

COMMENCEMENT DATE TRANSFER
4.1    Transfer and Payment on the Commencement Date. The Parties acknowledge that Aron’s obligations hereunder shall commence on the Commencement Date only if the Commencement Date Volumes shall be sold and transferred to Aron as provided under the Inventory Sales Agreements, against payment of the Estimated Commencement Date Value made as provided therein.
4.2    Post-Commencement Date Reconciliation and True-Up. The Parties further acknowledge that the determination and payment of the Definitive Commencement Date Value shall be made as provided in the Inventory Sales Agreements.
4.3    Initial Margin Amount.
(a)    The Company shall post with Aron on the Commencement Date and maintain during the Term cash in the amount of $7,033,475 or, from and after the Additional Posting Date, such greater amounts as are required under Section 4.3(b) below (each such amount, an “Initial Margin Amount”); provided, as further agreed by the Parties, all or a portion of such amount may be posted by Aron holding back a portion of the amount payable to the Company under the Company Inventory Sales Agreement.
(b)    The Company further agrees that:
(i)    on the First Additional Posting Date, the Company shall post with Aron cash in an additional amount of $1,250,000.00, so that the Company shall have posted and shall thereafter maintain from and after the First Additional Posting Date to but not including the Second Additional Posting Date an Initial Margin Amount of $8,283,475 in total;
(ii)    on the Second Additional Posting Date, the Company shall post with Aron in cash an additional amount of $500,000.00, so that the Company shall have posted and shall thereafter maintain from and after the Second Additional Posting Date to but not including the Third Additional Posting Date an Initial Margin Amount of $8,783,475 in total; and
(iii)    on the Third Additional Posting Date, the Company shall post with Aron in cash an additional amount of $750,000.00, so that the Company shall have posted and shall thereafter maintain for the remainder of the Term an Initial Margin Amount of $9,533,475.00 in total.
(c)    The Initial Margin Amount shall (i) constitute credit support for all of the Company’s obligations under the Transaction Documents, (ii) be subject to the applicable provisions of this Agreement, including Section 13.4(a), and (iii) except as otherwise applied in accordance with the terms of the Transaction Documents, be returned to the Company only if the Transaction Documents have been terminated and all the Company’s obligations under the Transactions Documents have been satisfied in full.
4.4    Transition Adjustment Amount. Promptly after the Commencement Date, Aron shall determine in accordance with the procedure and methodology set forth on Schedule Z hereto the Transition Adjustment Amount and, after such determination is made, Aron shall provide to the Company written notice of such amount, together with a statement setting forth in reasonable detail Aron’s calculation thereof. If such notice is given at least two Business Days prior to the date on which payment with respect to the Definitive Commencement Date Value is to be made under the Inventory Sales Agreement, then the Party obligated to pay such Transition Adjustment Amount (as provided on Schedule Z) shall pay such amount on such payment date under the Inventory Sales Agreement and, to the extent appropriate, the Transition Adjustment Amount shall be aggregated with or netted against the amount being paid by one Party to the other under the Inventory Sales Agreement. If such notice is given at a later date than specified in the preceding sentence, then the Party obligated to pay the Transition Adjustment Amount (as provided in Schedule Z) shall be obligated to pay such amount no later than the second Business Day following the date such notice is given.
ARTICLE 5

PURCHASE AND SALE OF CRUDE OIL
5.1    Sale of Crude Oil. On and after the Commencement Date through the end of the Term, and subject to (a) Aron’s ability to procure Crude Oil in accordance with the terms hereof, (b) its receipt of Crude Oil under Aron Procurement Contracts and (c) the Company’s maintenance of the Base Agreements and Required Storage and Transportation Arrangements, if any, and compliance with the terms and conditions hereof, Aron will endeavor, in a commercially reasonable manner, to enter into Aron Procurement Contracts which will accommodate, in the aggregate, monthly deliveries of Crude Oil of up to an average of one-hundred fifty thousand (150,000) Barrels per day and the Company agrees to purchase and receive from Aron all such Crude Oil as provided herein. Aron shall, in accordance with the terms and conditions hereof, have the right to be the exclusive owner of Crude Oil in the Included Crude Tanks. Notwithstanding anything herein to the contrary, unless otherwise agreed to in writing by Aron, all Crude Oil procured by Aron hereunder shall be delivered to an Included Location.
5.2    Monthly Forecasts and Projections.

(a)    No later than the fifth (5th) Business Day of the month preceding a Delivery Month, the Company shall provide Aron with a preliminary written forecast of the Target Month End Crude Volume and Target Month End Product Volume for the Delivery Month. During the first (1st) month of deliveries of Crude Oil made pursuant to this Agreement, the Target Month End Crude Volume and Target Month End Product Volume shall be the amounts set forth on Schedule I.
(b)    No later than the fifth (5th) Business Day of the month preceding a Delivery Month, the Company shall provide Aron with a written forecast of the Refinery’s anticipated Crude Oil requirements for the following Delivery Month and the immediately following month (each, a “Monthly Crude Forecast”).
(c)    [Reserved].
(d)    The Company shall promptly notify Aron in writing upon learning of any material change in any Monthly Crude Forecast or if it is necessary to delay any previously scheduled pipeline nominations.
(e)    The Parties acknowledge that the Company is solely responsible for providing the Monthly Crude Forecast and for making any adjustments thereto, and the Company agrees that all such forecasts and projections shall be prepared in good faith, with due regard to all available and reliable historical information and the Company’s then-current business prospects, and in accordance with such standards of care as are generally applicable in the U.S. oil refining industry; provided, however, the Parties acknowledge and agree that such forecasts and projections are only estimates, and the Company shall have no liability to Aron for any differences between such forecasts and projections provided by Producer in good faith and the actual crude requirements or runs. The Company acknowledges and agrees that (i) Aron shall be entitled to rely and act, and shall be fully protected in relying and acting, upon all such forecasts and projections, and (ii) Aron shall not have any responsibility to make any investigation into the facts or matters stated in such forecasts or projections.
5.3    Procurement of Crude Oil.
(a)    As of the Commencement Date, Aron may have entered into or novated from the Existing Supplier/Offtaker one or more Aron Procurement Contracts for the purchase of Crude Oil to be processed at the Refinery.
(b)    From time to time during the Term of this Agreement, the Company may propose that one or more additional Aron Procurement Contracts be entered into, including any such additional Aron Procurement Contract as may be entered into in connection with the expiration of an outstanding Aron Procurement Contract. If the Parties mutually agree to seek additional Aron Procurement Contracts, then the Company shall endeavor to identify quantities of Crude Oil that may be acquired from one or more Third Party Suppliers under contracts that provide for one or more shipment(s) of Crude Oil. The Company may negotiate with any such Third Party Supplier regarding the price and other terms of such potential additional Aron Procurement Contract. The Company shall have no authority to bind Aron to, or enter into on Aron’s behalf, any additional Aron Procurement Contract or Procurement Contract Assignment, and the Company shall not represent to any third party that it has such authority. If the Company has negotiated an offer from a Third Party Supplier for an additional Aron Procurement Contract (and if relevant, Procurement Contract Assignment) that the Company wishes to be executed, the Company shall (i) apprise Aron in writing, using the applicable trade sheet included in Schedule Q (the “Crude Procurement Request”), of the terms of such offer, and (ii) arrange to have such Third Party Supplier provide to Aron a confirmation of the applicable terms (which confirmation may be provided over email), and Aron shall promptly, but no later than two (2) Business Days after the Company’s delivery of such applicable trade sheet (at which time the Crude Procurement Request shall terminate), determine and advise the Company as to whether Aron desires to accept such offer (provided that if Aron does not advise the Company within such two (2) Business Day period, Aron shall have been deemed to not accept such offer). If Aron indicates its desire to accept such offer, then Aron shall promptly endeavor to formally communicate its acceptance of such offer to the Company and such Third Party Supplier so that the Third Party Supplier and Aron may enter into a binding additional Aron Procurement Contract (and if relevant, Procurement Contract Assignment) provided that any additional Aron Procurement Contract (and, if relevant, related Procurement Contract Assignment) shall require Aron’s express agreement and Aron shall not have any liability under or in connection with this Agreement if for any reason it, acting in good faith, does not agree to any proposed additional Aron Procurement Contract or related Procurement Contract Assignment. If any Aron Procurement Contract is a term contract pursuant to which Aron may, from time to time, nominate a shipment by a Nomination Cutoff Date for expected delivery during a designated month, Aron will apprise the Company of such timing requirements relating to such Nomination Cutoff Date. The Company acknowledges that the confirmation of an Aron Procurement Contract with a Third Party Supplier may be effected by Exchanged Confirmations.
(c)    Aron may, in its discretion, acting in good faith, elect to reject any such offer to enter into an Aron Procurement Contract, provided that from time to time during the Term hereof Aron shall, upon the reasonable request of the Company, consult with the Company regarding those counterparties that Aron would be prepared to trade with as of the time of such consultation upon review of acceptable documentation as further contemplated herein. Aron’s decision to reject any such offer shall be based on such factors and considerations as Aron deems relevant, which may include (without limitation) the proposed commercial terms, credit considerations (including credit quality and credit limits), reputational considerations, prior or current interactions between Aron and the proposed Third Party Supplier, the presence or absence of trading documentation between Aron and the proposed Third Party Supplier, the presence or absence of a pre-existing trading relationship with the proposed Third Party Supplier or the suitability of the proposed Third Party Supplier for such transaction. Without limiting the foregoing, any proposed Third Party Supplier shall be required to satisfy Aron's internal requirements and policies as they relate to any applicable "know-your-customer" rules, anti-money laundering policies and procedures, laws, rules and regulations (including without limitation, the Patriot Act, rules and regulations of the Office of Foreign Assets Control) and other similar client identification and business conduct standard and dealing policies and procedures (including reputational considerations), in each case, as consistently applied by Aron and to have provided to Aron all material documentation and other information required by such policies and procedure and applicable regulatory authorities. Notwithstanding the foregoing, Aron shall not reject any such offer to enter into an Aron Procurement Contract with any counterparty based solely on the fact that such offer was presented to it by the Company hereunder where, at such time, Aron would otherwise have transacted with such counterparty on such terms and under all other applicable policies and limitations.
(d)    If the Company determines, in its reasonable judgment, that it is commercially beneficial for the Refinery to run a particular grade and/or volume of Crude Oil that is available from a Third Party Supplier that is not a counterparty with which Aron is then prepared to enter into a contract, then the Company may execute a Refinery Procurement Contract to acquire such Crude Oil for the Company’s account, with such Crude Oil constituting Other Barrels pursuant to Section 5.3(g)(ii) below.
(e)    With respect to each shipment of Crude Oil delivered under an Aron Procurement Contract and/or a Procurement Contract Assignment that provides for delivery at the SPM Delivery Point, (i) the Company and Aron shall automatically be deemed to have entered into a buy/sell transaction (each, an “SPM Buy/Sell Crude Transaction”) subject to and in accordance with the terms and conditions of the SPM Master Buy/Sell Crude Confirmation, with the Company buying such shipment of Crude Oil from Aron at the SPM Delivery Point (the “Crude Buy Leg”) and selling an equal quantity and quality of Crude Oil to Aron at the Crude Intake Point (the “Crude Sell Leg”), (ii) under the Crude Buy Leg of each SPM Buy/Sell Crude Transaction, the Company shall purchase from Aron the quantity of Crude Oil delivered under the relevant shipment with delivery and transfer of title and risk of loss all occurring at the SPM Delivery Point on the same basis as transfer of title and risk of loss are to occur under the Aron Procurement Contract and/or a Procurement Contract Assignment so that, simultaneously with the transfer of title to such Crude Oil from the Third Party Supplier to Aron, title to such Crude Oil is transferred from Aron to the Company and (iii) under the Crude Sell Leg of such SPM Buy/Sell Crude Transaction, the Company shall sell to Aron Crude Oil in a quantity equal to, and of a grade and quality at least equivalent to, that of the Crude Oil purchased by the Company under the Crude Buy Leg of such SPM Buy/Sell Crude Transaction, with delivery and transfer of title and risk of loss occurring at and as such Crude Oil passes the Crude Intake Point. With respect to each SPM Buy/Sell Crude Transaction, the parties acknowledge and agree that (A) any quantity shortfall, or grade or quality deficiency, with respect to the Crude Oil delivered under the Crude Sell Leg shall be borne by and is solely for the account of the Company, (B) as a result of the foregoing arrangements, title to Crude Oil shall be held exclusively by the Company at all times as and after such Crude Oil passes the SPM Delivery Point, while such Crude Oil is being held in or transported by any subsea hoses, subsea pipelines or other infrastructure connecting the SPM Delivery Point to the Crude Intake Point and until such Crude Oil passes the Crude Intake Point, (C) all such Crude Oil in which the Company holds title shall be subject to the security interest and lien in favor of Aron under the Lien Documents, (D) for purposes of calculating inventory measurements, determining cash settlements under Sections 10.1 and 10.2 and calculating any fees due hereunder or under any other Transaction Document, quantities of Crude Oil in which the Company has title as contemplated by clause (B) above shall not be counted as quantities of Crude Oil held in an Included Location and (E) for purposes hereof, neither an SPM Buy/Sell Crude Transaction nor the Crude Buy Leg or Crude Sell Leg thereunder shall constitute an Aron Procurement Contract, a Procurement Contract Assignment, or a Refinery Procurement Contract.
(f)    For deliveries of Crude Oil not made via the SPM Delivery Point, title for each quantity of Crude Oil shall pass to Aron as the Crude Oil passes the Crude Intake Point. The Parties acknowledge that the consideration due from Aron to the Company for any Crude Oil that is not delivered under a Procurement Contract will be reflected in the Monthly True-Up Amounts determined following delivery and in accordance with Schedule C.
(g)    The following provisions shall be applicable to Refinery Procured Barrels:
(i)    No later than the fifth (5th) Business Day of the month preceding a Delivery Month, the Company shall inform Aron whether the Company has purchased or intends to purchase any Crude Oil that is being procured under a Refinery Procurement Contract for delivery during such Delivery Month (“Refinery Procured Barrels”). In connection with each such quantity of Refinery Procured Barrels, the Company shall provide to Aron a trade ticket stating the quantity, grade, pricing and delivery terms of such Refinery Procured Barrels expected to be delivered to the Included Crude Tanks during such Delivery Month and notify Aron if the Company has entered into an Aron Spread Transaction in connection therewith, and, provided no Default or Event of Default with respect to the Company has occurred and is then continuing and the proposed pricing terms stated in such trade ticket are acceptable to Aron in accordance with Section 5.3(c), the Company and Aron shall enter into an Aron Procurement Contract under which Aron shall purchase such quantity from the Company as and when it passes the Crude Intake Point and Aron shall promptly provide to the Company a written confirmation of such Aron Procurement Contract; provided that Aron's agreement to enter into such Aron Procurement Contract shall not constitute an agreement to make any prepayment thereunder which, if requested by the Company, shall be an obligation of Aron only if separately agreed to by Aron in its sole discretion. If any change occurs in the quantity, grade or delivery terms of the Refinery Procured Barrels that the Company expects to procure for delivery during such month, the Company shall promptly advise Aron of such change and the related Aron Procurement Contract shall be modified accordingly. With respect to any such confirmation issued by Aron to the Company in connection with an Aron Procurement Contract with the Company, if Aron does not receive from the Company either acceptance or notification of a bona fide error within five Business Days after receipt of such confirmation, then the Company shall be deemed to have accepted such confirmation, and such confirmation shall be effective and binding upon the Parties.
(ii)    In the event that the Company enters into a Refinery Procurement Contract, but does not enter into a related Aron Procurement Contract pursuant to a trade ticket as contemplated under Section 5.3(g)(i) above, and the Crude Oil procured under such Refinery Procurement Contract is delivered to the Included Crude Tanks (“Other Barrels”), then such Other Barrels shall be deemed sold to Aron as and when they pass the Crude Intake Point at the applicable Pricing Value, provided that prior to the delivery of any Other Barrels hereunder, the Parties shall establish procedures and mechanisms, reasonably satisfactory to Aron, for determining and reporting specific volumes of such Other Barrels. With respect to any Other Barrels that the Company expects to deliver to the Included Crude Tanks, the Company shall give Aron written notice of such expected delivery at least ten (10) Business Days preceding the expected delivery month for such Other Barrels and in such notice the Company shall provide to Aron the quantity, grade and delivery terms of such Other Barrels expected to be delivered. If thereafter any change occurs in the quantity, grade or delivery terms of the Other Barrels that the Company expects to procure for delivery during such month, the Company shall promptly advise Aron of such change.
(h)    Concurrently with or promptly after entering into an Aron Procurement Contract pursuant to Section 5.3(b), (i) Aron and the Company may agree to the terms of the intermonth time spread transaction that the Parties have entered into in connection with such Aron Procurement Contract, which (unless otherwise agreed by Aron) shall consist of a time spread based on the period between cargo pricing and the expected delivery month, with pricing based on the first nearby ICE Brent Futures for the Cargo Pricing Window (as defined in Schedule K) and the ICE Brent calendar month swap for the relevant expected delivery month; provided that the Parties agree that each such time spread shall be a “Transaction” under and subject to the Master Agreement and Aron shall issue a confirmation of each such time spread confirming it as a “Transaction” under and subject to the Master Agreement (an “Aron Spread Transaction”) and (ii) if Aron and the Company do not enter into an Aron Spread Transaction, the Company shall enter into an intermonth time spread transaction with a party other than Aron (a “Third Party Spread Transaction”) and promptly notify Aron of such Third Party Spread Transaction and the material terms thereof. The Company shall promptly notify Aron of any Aron Spread Transaction and the material terms thereof. If the Company (i) fails to enter into an Aron Spread Transaction and to notify Aron of a Third Party Spread Transaction or (ii) enters into a Third Party Spread Transaction, then Aron may from time to time require provisional settlement of Aron’s unhedged exposure (as determined by Aron in a commercially reasonable manner) with respect to such Aron Procurement Contract and any prepayment funded by Aron for such Aron Procurement Contract. In calculating any such provisional settlement, Aron shall take account of all prior provisional settlements made with respect to such Aron Procurement Contract or prepayment. Each such provisional settlement shall be incorporated into an Interim Payment due promptly following Aron’s notice to the Company that such provisional settlement is to be made. The applicable Monthly True-up Amount shall include any additional amount required so that the impact of Aron’s unhedged exposure has been definitely settled as between Aron and the Company.
(i)    The Company agrees that all Crude Oil sold to Aron hereunder shall conform to the respective specifications set forth on Schedule A or to such other specifications as are from time to time agreed upon by the Parties.
(j)    In the event that (a) a Third Party Supplier relating to an Aron Procurement Contract refunds or remits, or is otherwise obligated to refund or remit, to the Company all or any portion of the amount relating to the Crude Procurement Payment that was previously paid by Aron pursuant to such Aron Procurement Contract, then on or prior to the date that is the earlier of (x) two (2) Business Days after the receipt by the Company of such refund or remittance and (y) fifteen (15) Business Days after obtaining knowledge of such obligation of the counterparty to pay such refund or remittance (unless there is a dispute or claim as between the Company and such counterparty relating to such refund or remittance and the Company and such counterparty are working in good faith and in a commercially reasonable manner to resolve such dispute or claim in which case the Company shall keep Aron informed of the status of such dispute or claim), the Company shall remit or cause the remittance to Aron of such amount relating to the Crude Procurement Payment (and, in the case of clause (y) above, irrespective of whether the Company actually received such amount relating to the Crude Procurement Payment), and/or (b) any Refinery Procurement Contract relating to an Aron Procurement Contract is amended or modified such that (x) the quantity of Refinery Procured Barrels to be delivered and sold to the Company under such Refinery Procurement Contract is reduced, the related Aron Procurement Contract shall be amended accordingly so that the corresponding quantity of Refinery Procured Barrels to be delivered and sold to Aron pursuant to such Aron Procurement Contract shall also be reduced on a barrel-for-barrel basis and the Company shall, promptly after such amendment of the Refinery Procurement Contract, pay Aron an amount equal to the portion of the Crude Procurement Payment that was previously paid by Aron pursuant to such Aron Procurement Contract that corresponds with the amount of such reduction in quantity and/or (y) the delivery date under such Refinery Procurement Contract is extended to a date that is greater than fifteen (15) days after the originally agreed delivery date thereunder, Aron may elect, in its sole discretion, (A) to approve such modified delivery date, in which case, the related Aron Procurement Contract shall be modified accordingly or (B) to terminate the related Aron Procurement Contract, in which case the Company shall promptly pay Aron the full amount of the Crude Procurement Payment paid by Aron pursuant to such Aron Procurement Contract.
5.4    Nominations under Aron Procurement Contracts.

(a)    Concurrently with its delivery of a Monthly Crude Forecast to Aron, the Company shall provide to Aron the Company’s Target Month End Crude Volume and Target Month End Product Volumes for the related Delivery Month if different from the Target Month End Crude Volume and/or Target Month End Product Volumes for the related Delivery Month previously provided in Section 5.2(a). With respect to each Delivery Month, based on its Projected Monthly Run Volume, Crude Oil volumes then in Included Locations, shipments previously nominated under Aron Procurement Contracts, Other Barrels being delivered under Refinery Procurement Contracts and such other information as it deems relevant, the Company shall determine, in its commercially reasonable judgment, (i) the additional shipments of Crude Oil under Aron Procurement Contracts that the Company desires be delivered to the Included Locations during such Delivery Month and (ii) the aggregate number of shipments of Crude Oil under Aron Procurement Contracts that the Company desires be in transit but not delivered during such Delivery Month. With respect to each shipment under an Aron Procurement Contract that the Company desires be delivered by a specified Delivery Month, the Company shall notify Aron of such shipment at least 15 Business Days prior to the first applicable Nomination Cutoff Date for such month, if any (each, a “Shipment Notification”). As part of such Projected Monthly Run Volume, the Company may specify the grade of such Projected Monthly Run Volume, provided that such grades and their respective quantities specified by the Company shall fall within the grades and quantities then available to be nominated by Aron under the outstanding Aron Procurement Contracts.
(b)    Provided that the Company provides Aron with the Projected Monthly Run Volume and the Shipment Notifications as required under Section 5.4(a), Aron and the Company shall consult regarding scheduling and other selections and nominations (collectively, “Contract Nominations”) to be made by Aron under then outstanding Aron Procurement Contracts on or before any applicable Nomination Cutoff Dates taking into account the quantities of Other Barrel being acquired pursuant to Refinery Procurement Contracts. To the extent reasonably practicable and in accordance with its consultation with the Company, Aron shall endeavor to make Contract Nominations that reflect the quantity of each grade specified by the Company in such Projected Monthly Run Volume. Should any Contract Nomination not be accepted by any Third Party Supplier under an Aron Procurement Contract, Aron shall promptly advise the Company and use commercially reasonable efforts with the Company and such Third Party Supplier to revise the Contract Nomination subject to the terms of any such Aron Procurement Contract. Aron shall provide the Company with confirmation of each such Contract Nomination that is made.
(c)    The Parties agree that the Company may, from time to time, request that Aron make adjustments or modifications to Contract Nominations it has previously made under the Aron Procurement Contracts. Promptly following receipt of any such request, Aron will use its commercially reasonable efforts to make such adjustment or modification, subject to any limitations or restrictions under the relevant Aron

Procurement Contracts. Any additional cost or expenses incurred as a result of such an adjustment or modification shall constitute an Ancillary Cost hereunder.
(d)    Aron shall not nominate or to its knowledge otherwise acquire any Crude Oil with characteristics that are not previously approved by the Company for use at the Refinery, such approval to be in the Company’s sole and absolute discretion.
(e)    In addition to the nomination process, Aron and the Company shall follow the mutually agreed communications protocol as set forth on Schedule J hereto, with respect to ongoing daily coordination with feedstock suppliers, including purchases or sales of Crude Oil or other feedstocks outside of the normal nomination procedures.
(f)    Each of the Company and Aron agrees to use commercially reasonable efforts in preparing the forecasts, projections and nominations required by this Agreement in a manner intended to maintain Crude Oil and Product operational volumes within the Operational Volume Range.
(g)    Prior to entering into any Ancillary Contract that is intended for the exclusive benefit of the Company in connection with this Agreement and does not by its terms expire or terminate on or before the Expiration Date, Aron will endeavor, in good faith and subject to any confidentiality restrictions, to afford the Company an opportunity to review and comment on such Ancillary Contract or the terms thereof and to confer with the Company regarding such Ancillary Contract and terms, and if Aron enters into any such Ancillary Contract without the Company’s consent, the Company shall not be obligated to assume such Ancillary Contract pursuant to Section 20.1(c) below.
5.5    Transportation, Storage and Delivery of Crude Oil.
(a)    Aron shall have the exclusive right to inject (except for such injections by the Company otherwise contemplated hereby, which result in title to any injected Crude Oil being transferred to Aron), store and withdraw Crude Oil in and from the Crude Storage Tanks as provided in the Storage Facilities Agreement. Aron shall have exclusive right to store Crude Oil in the Crude Storage Tanks as provided in the Storage Facilities Agreement. Pursuant to the Required Storage and Transportation Arrangements, Aron shall have the exclusive right (to the extent that such exclusive right can be granted) to inject (except for such injections by the Company otherwise contemplated hereby), store, transport and withdraw Crude Oil in and on the Included Crude Pipelines and the Included Crude Tanks (other than Crude Storage Tanks) to the same extent as the Company’s rights to do so prior to the implementation of the Required Storage and Transportation Arrangements.
(b)    Provided no Default or Event of Default has occurred and is continuing, the Company shall be permitted to withdraw from the Included Crude Tanks and take delivery of Crude Oil on any day and at any time. The withdrawal and receipt of any Crude Oil by the Company at the Crude Delivery Point shall be on an “ex works” basis (EXW Incoterms 2010). Aron shall be responsible only for arranging transportation and delivery of Crude Oil into the Included Crude Tanks and the Company shall bear sole responsibility for arranging the withdrawal of Crude Oil from the Included Crude Tanks. The Company shall take all commercially reasonable actions necessary to maintain a connection with the Included Crude Tanks to enable withdrawal and delivery of Crude Oil to be made as contemplated hereby. Notwithstanding the foregoing, the Company may not withdraw Crude Oil from any Included Crude Tanks if such Crude Oil is not to be injected into the Refinery for processing unless prior to such withdrawal, the Company and Aron have mutually agreed to such additional terms and condition as are satisfactory to Aron, which may include the prepayment by the Company of the purchase value for such Crude Oil.
5.6    Title, Risk of Loss and Custody.
(a)    Title to and risk of loss of the Crude Oil shall pass from the Company to Aron at the Crude Intake Point. Aron shall retain title to and risk of loss of such Crude Oil during the time such Crude Oil is held in any Included Locations. Title to and risk of loss of the Crude Oil shall pass from Aron to the Company at the Crude Delivery Point. The Company shall assume custody of the Crude Oil as it passes the Crude Delivery Point.
(b)    During the time any Crude Oil or Products are held in any Storage Facilities, the Company, in its capacity as operator of the Storage Facilities and pursuant to the Storage Facilities Agreement, shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws, pertaining to the possession, handling, use and processing of such Crude Oil or Products and shall indemnify and hold harmless Aron, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising therefrom except to the extent such Liabilities are caused by or attributable to any of the matters for which Aron is indemnifying the Company pursuant to Article 21.
(c)    At and after transfer of any Crude Oil at the Crude Delivery Point, the Company and its Affiliates shall be solely responsible for compliance with all Applicable Laws, including all Environmental Laws pertaining to the possession, handling, use and processing of such Crude Oil and shall indemnify and hold harmless Aron, its Affiliates and their agents, representatives, contractors, employees, directors and officers, for all Liabilities directly or indirectly arising therefrom.
(d)    To the extent the Company wishes to sell any Crude Oil to any third party, the Company acknowledges that it shall not have the authority to agree to such sale without Aron’s prior written consent.
5.7    Contract Documentation, Confirmations and Conditions.
(a)    Aron’s obligations to deliver Crude Oil under this Agreement shall be subject to (i) the Company identifying and negotiating potential Aron Procurement Contracts, in accordance with Section 5.3, that are acceptable to both the Company and

Aron relating to a sufficient quantity of Crude Oil to meet the Refinery’s requirements, (ii) the Company performing its obligations hereunder with respect to providing Aron with timely nominations, forecasts and projections (including Projected Monthly Run Volumes, as contemplated in Section 5.4(a)) so that Aron may make timely nominations under the Aron Procurement Contracts, (iii) all of the terms and conditions of the Aron Procurement Contracts, (iv) any other condition set forth in Section 5.1 above and (v) no Event of Default having occurred and continuing with respect to the Company.
(b)    In documenting each Aron Procurement Contract, Aron will endeavor and cooperate with the Company, in good faith and in a commercially reasonable manner, to obtain the Third Party Supplier’s agreement that a copy of such Aron Procurement Contract may be provided to the Company; provided that this Section 5.7(b) in no way limits the Company’s rights to consent to all Aron Procurement Contracts as contemplated by Section 5.3. In addition, to the extent it is permitted to do so, Aron will endeavor to keep the Company apprised of, and consult with the Company regarding, the terms and conditions being incorporated into any Aron Procurement Contract under negotiation with a Third Party Supplier.
(c)    The Company acknowledges and agrees that, subject to the terms and conditions of this Agreement, it is obligated to purchase and take delivery of all Crude Oil acquired by Aron under Aron Procurement Contracts executed in connection herewith and subject to the terms and conditions specified in Section 5.4 above. In the event of a dispute, Aron will provide, to the extent legally and contractually permissible, to the Company, a copy of the Aron Procurement Contract in question.
(d)    The Company acknowledges and agrees that any changes or modification to any Aron Procurement Contract (whether proposed by the Company or the Third Party Supplier) shall be subject to Aron’s approval, such approval to be in Aron’s sole and absolute discretion.
5.8    DISCLAIMER OF WARRANTIES. EXCEPT FOR THE WARRANTY OF TITLE WITH RESPECT TO CRUDE OIL OR PRODUCTS DELIVERED HEREUNDER, NEITHER PARTY MAKES ANY WARRANTY, CONDITION OR OTHER REPRESENTATION, WRITTEN OR ORAL, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS OR SUITABILITY OF SUCH CRUDE OIL OR PRODUCTS FOR ANY PARTICULAR PURPOSE OR OTHERWISE. FURTHER, NEITHER PARTY MAKES ANY WARRANTY OR REPRESENTATION THAT SUCH CRUDE OIL OR PRODUCTS CONFORMS TO THE SPECIFICATIONS IDENTIFIED IN ANY CONTRACT WITH ANY THIRD PARTY SUPPLIER.
5.9    Quality Claims and Claims Handling.
(a)    The failure of any Crude Oil or Product that Aron hereunder sells to the Company to meet the specifications or other quality requirements applicable thereto as stated in an Aron Procurement Contract for that Crude Oil or Product shall be for the sole account of the Company and shall not entitle the Company to any reduction in the amounts due by it to Aron hereunder; provided, however, that any claims made by Aron with respect to such non-conforming Crude Oil or Product shall be for the Company’s account and resolved in accordance with this Section 5.9.
(b)    The Parties shall consult with each other and coordinate how to handle and resolve any claims arising in the ordinary course of business (including claims related to Crude Oil, Products, pipeline, tank transfers, or ocean transportation, and any dispute, claim, or controversy arising hereunder between Aron and any of its vendors who supply goods or services in conjunction with Aron’s performance of its obligations under this Agreement) made by or against Aron. In all instances wherein claims are made by a third party against Aron which will be for the account of the Company, the Company shall have the right, subject to Section 5.9(d), to either direct Aron to take commercially reasonable actions in the handling of such claims or assume the handling of such claims in the name of Aron, all at the Company’s cost and expense; provided that Aron may require that the Company assume the handling of any such claim. To the extent that the Company believes that any claim should be made by Aron for the account of the Company against any third party (whether a Third Party Supplier, terminal facility, pipeline, storage facility or otherwise), and subject to Section 5.9(d) and the terms and conditions of the Agency Agreement, Aron will take any commercially reasonable actions as requested by the Company either directly, or by allowing the Company to do so, to prosecute such claim all at the Company’s cost and expense and all recoveries resulting from the prosecution of such claim shall be for the account of the Company.
(c)    Aron shall, in a commercially reasonable manner, cooperate with the Company in prosecuting any such claim and shall be entitled to assist in the prosecution of such claim at the Company’s expense, if the Company so requests. In the event that Aron assists in the prosecution of such claim not at the request of Company, such prosecution shall be at Aron’s sole cost and expense.
(d)    Notwithstanding anything in Section 5.9(b) or Section 5.9(c) to the contrary, Aron may notify the Company that Aron is retaining control over or limiting its participation in the resolution of any claim referred to in Section 5.9(b) or Section 5.9(c) if Aron, in its reasonable judgment, has determined that it has commercially reasonable business considerations for doing so based on any relationships that Aron or any of its Affiliates had, has or may have with the third party involved in such claim; provided that, subject to such considerations, Aron shall use commercially reasonable efforts to resolve such claim, at the Company’s expense and for the Company’s account. In addition, any claim that is or becomes subject to Article 21 shall be handled and resolved in accordance with the provisions of Article 21.
5.10    Communications.
(a)    Each Party shall promptly provide to the other copies of any and all written communications and documents between it and any third party which in any way relate to Ancillary Costs, including but not limited to written communications and documents with Included Pipelines, provided that Aron has received such communications and documents in respect of the Included Pipelines and/or any communications and documents related to the nominating, scheduling and/or chartering of vessels; provided that neither Party shall be obligated to provide to the other any such materials that contain proprietary or confidential information and, in providing any such materials, such Party may redact or delete any such proprietary or confidential information.
(b)    With respect to any proprietary or confidential information referred to in Section 5.10(a), Aron shall promptly notify the Company of the nature or type of such information and use its commercially reasonable efforts to obtain such consents or releases as necessary to permit such information to be made available to the Company.
(c)    The Parties shall coordinate all nominations and deliveries according to the communications protocol on Schedule J hereto.
5.11    Payment Undertakings for Refinery Procurement Contracts.
(a)    From time to time, upon the request of the Company, Aron and the Company may endeavor to negotiate with a Third Party Supplier a Crude Payment Undertaking by Aron under which Aron will agree to remit or cause or otherwise arrange for the remittance to such Third Party Supplier of funds sufficient to pay the Crude Procurement Payment due to such Third Party Supplier under one or more Refinery Procurement Contracts on the relevant Procurement Due Dates; provided in no event shall Aron be deemed to be obligated to enter into any proposed Aron Procurement Contract.
(b)    To the extent deemed appropriate by Aron, the considerations under Section 5.3(c) applicable to the determining whether Aron elects to enter into a proposed Aron Procurement Contract shall also apply to Aron’s determination regarding whether to execute a Crude Payment Undertaking with a Third Party Supplier. As a condition to entering into any proposed Aron Procurement Contract, Aron shall have received a duly delivered trade ticket stating the quantity, grade and delivery terms of such Crude Oil expected to be delivered under such Aron Procurement Contract.
(c)    For each Crude Payment Undertaking that Aron enters into, the Company shall, automatically and without any further action by either Party, become obligated to reimburse Aron for, and pay all Ancillary Costs applicable to, the payment made or caused to be made by Aron under such Crude Payment Undertaking (a “Company Crude Reimbursement Obligation”); provided that (i) the amounts payable by the Company under the Company Crude Reimbursement Obligation shall be determined in accordance with Schedule C hereof and (ii) any security and credit support with respect to a Company Crude Reimbursement Obligation shall be as provided in this Agreement and other Transaction Documents. The Company Crude Reimbursement Obligation for a Crude Payment Undertaking shall arise at the time as such Crude Payment Undertaking is entered into by Aron.

(d)    Without limiting any other rights or remedies of Aron hereunder (including any obligations of the Company to indemnify Aron), if any claim of any nature (including any quantity or quality claim) arises under a Refinery Procurement Contract for which Aron has made, or caused to be made, payment under a Crude Payment Undertaking, then Aron shall, to the same extent as contemplated by Section 5.9(b), Section 5.9(c) and Section 5.9(d) hereof, cooperate with and take such actions as reasonably requested by the Company in pursuing or endeavoring to resolve such claim.
5.12    Documentation Discrepancies. If any dispute arises with a Third Party Supplier or Third Party Seller regarding the terms of any documentation to which Aron is a party, Aron in cooperation with the Company shall use commercially reasonable efforts to resolve such documentation discrepancy with such Third Party Supplier or Third Party Seller; provided that if such discrepancy has not been resolved within 5 Business Days after Aron has commenced such efforts, then any time thereafter, upon request by Aron, the Company shall assume full responsibility for communicating with such Third Party Supplier or Third Party Seller and endeavoring to resolve such documentation discrepancy and, following such request, Aron shall not be required to take any further action to resolve such documentation discrepancy not otherwise required by Section 5.9(b) and Section 5.9(c) and Aron shall be fully entitled to rely on the terms in any contract that Aron has executed notwithstanding any discrepancy with any other documentation unless and until a further amendment thereto is agreed by all parties. Without limiting the foregoing, the Company covenants and agrees that any costs, losses or damages that Aron may incur directly as a result of such a documentation discrepancy (including any differences in the terms reflected in any Exchanged Confirmations) shall constitute Ancillary Costs and be for the account of the Company.
5.13    LC Eligible Crude Procurements. The Parties agree to endeavor in a commercially reasonable manner to determine the terms and conditions that would need to be implemented so that LC Related Aron Procurement Contracts can be executed in connection with LC Eligible Refinery Procurement Contracts and, if the Parties (each acting in its sole discretion) agree on terms and conditions that are mutually satisfactory, then they will promptly endeavor to execute an amendment to this Agreement incorporating such terms and conditions; provided that (a) the agreements relating to the letter of credit facility in respect of LC Eligible Refinery Procurement Contract shall be in form and substance satisfactory to Aron; (b) the issuer of such letters of credit shall have entered into intercreditor arrangements satisfactory to Aron in its sole discretion; and (c) all LC Eligible Refinery Procurement Contracts shall provide for payment terms satisfactory to Aron in its sole discretion which payment terms shall include the option of the Company to post a letter of credit by a certain date in lieu of prepayment of the applicable purchase value. For purposes hereof: (i) “LC Eligible Refinery Procurement Contract” means a Refinery Procurement Contract that provides, if the Company arranges for a letter of credit with a specified available amount (which shall be no less than the amount specified in the provisional commercial invoice issued under such Refinery Procurement Contract) to be issued to the Supplier thereunder on or prior to a date designated therein as the last day by when such letter of credit may be delivered thereunder, the Procurement Due Date thereunder shall occur no earlier than one (1) day following completion of delivery to the Company under such Refinery Procurement Contract and (ii) “LC Related Aron Procurement Contract” means an Aron

Procurement Contract referred to in clause (ii) of the definition of “Aron Procurement Contract” providing for the purchase by Aron of Crude Oil that is being procured by the Company under an LC Eligible Refinery Procurement Contract, which is to be evidenced by a confirmation substantially in the form provided by Aron.
ARTICLE 6

PURCHASE VALUE FOR CRUDE OIL
6.1    Daily Volumes. Each Business Day the Company shall provide to Aron, by no later than 7:00 pm HST meter tickets and/or meter readings, and tank gauge readings confirming the Measured Crude Quantity for each Included Crude Tank for all Delivery Dates since the prior Business Day. If the Company determines that any meter tickets and/or meter readings and tank gauge readings provided pursuant to this Section 6.1 are inaccurate, the Company will provide to Aron such corrected meter tickets and/or meter readings and tank gauge readings by no later than 7:00 p.m., HST on the first (1st) Business Day following the date on which such determination is made.
6.2    Purchase Value for Crude Oil. The per Barrel purchase value for the Monthly Net Crude Sales shall equal the Pricing Value specified for Crude Oil, subject to the calculation of the Total Monthly Crude Oil True-Up Amount as provided for on Schedule C.
6.3    Refinery Crude Purchase Fee. For any month, the Company shall owe to Aron when due the Refinery Crude Purchase Fee calculated in accordance with Schedule C; provided that if the Company maintains in full force and effect insurance coverage of the type described in Section 16.1(a)(ii), in each Period (as defined below), the Company shall be permitted to apply a credit of $500,000 towards Refinery Crude Purchase Fees payable to Aron pursuant to this Section 6.3, with such credit to be included in the applicable Monthly True-Up Amount for any applicable month (any such credit, a “Fee Credit”). For purposes hereof: “First Period” means the period from July 1, 2021 through and including May 31, 2022; “Second Period” means the period from June 1, 2022 through and including May 31, 2023; “Third Period” means the period from June 1, 2023 through and including May 31, 2024; and “Periods” means collectively, the First Period, the Second Period and the Third Period.
6.4    Material Crude Grade Changes. If either the Company or Aron concludes in its reasonable judgment that the specifications (including specific gravity and sulfur content of the Crude Oil) of the Crude Oil procured, or projected to be procured, differ materially from the grades that have generally been run by the Refinery or such grades that the Company may run from time to time acting as a prudent refinery operator, then the Company and Aron will endeavor in good faith to mutually agree on (i) acceptable price indices for such Crude Oil, and (ii) a settlement payment from one Party to the other that is sufficient to compensate the relevant Party for the relative costs and benefits to each of the price differences between the prior price indices and the amended price indices.
6.5    Counterparty Crude Sales. At the request of the Company and subject to the applicable provisions of Article 5 above, Aron may from time to time enter into one or more

Counterparty Crude Sales. In such cases, the Counterparty Crude Sales Fee shall be applicable to such Counterparty Crude Sales, and shall be payable by the Company to Aron hereunder; provided, however, such Counterparty Crude Sales Fee shall not be applicable to any other disposition of Crude Oil made by Aron hereunder or under the Transaction Documents.
6.6    Upon Aron’s request, the Company will provide documentation evidencing all Barrels of Crude Oil purchased for any month under Refinery Procurement Contracts.
ARTICLE 7

TARGET INVENTORY LEVELS AND PRICE ADJUSTMENT
7.1    Target Inventory Levels. Monthly inventory targets for Crude Oil and Products shall be set pursuant to this Article 7. Such monthly inventory targets for Crude Oil and Products shall be subject to the minimum and maximum inventory levels in Schedule D for each Pricing Group; provided that the Company may set monthly inventory targets for a Pricing Group below the applicable minimum inventory level but in no event less than the greater of (i) the applicable Target Month End Crude Volume or Target Month End Product Volume for such Pricing Group and (ii) the aggregate volume of all then outstanding Agreed Roll Differentials with respect to Crude Oil or a Pricing Group. The Company represents and warrants that the respective Target Month End Crude Volumes and Target Month End Product Volumes that the Company sets for each month during the Term hereof shall be the Company’s good faith estimate, at the time it sets such targets, of the Ending In-Tank Crude Inventory and the Ending In-Tank Product Inventories at the end of such month.
7.2    Target Month End Crude Volume.
(a)    By no later than the fifth (5th) Business Day of the month preceding each Delivery Month, the Company shall notify Aron of the aggregate quantity of Crude Oil that the Company expects to run at the Refinery during such Delivery Month (the “Projected Monthly Run Volume”).
(b)    For each month of the Term, the Company shall from time to time (but subject to any applicable notification deadlines specified on Schedule D hereto) specify the “Target Month End Crude Volume” which shall equal (i) the Target Month End Crude Volume for the immediately preceding month, plus (ii) the aggregate volume of Crude Oil that Aron has nominated under the Aron Procurement Contracts for delivery during that month pursuant to Section 5.4(b), plus (iii) the aggregate volume of the Other Barrels expected to be delivered during such month, minus (iv) the Projected Monthly Run Volume for that month (except that the Target Month End Crude Volume as of the Commencement Date and as of the end of the first month of the Term shall be the respective volumes specified as such on Schedule I hereto).
(c)    In establishing a Target Month End Crude Volume, the Parties acknowledge that any increase in a Target Month End Crude Volume is constrained to the extent that the Crude Oil available for delivery under the Aron Procurement Contracts with Third Party Suppliers plus Other Barrels available for delivery during such month are not greater than the Company’s Crude Oil requirements for the Refinery for the month related to such Target Month End Crude Volume.
(d)    The Parties may, by mutual agreement, adjust the Target Month End Crude Volume for any month. Any change to a Target Month End Crude Volume shall affect only the subject month and does not impact the calculation of the Target Month End Crude Volume in subsequent months pursuant to Section 7.2(b).
7.3    Target Month End Product Volume.
(a)    By no later than the fifth (5th) Business Day of the month preceding each Delivery Month, the Company shall provide to Aron its standard run-out report substantially in the form of Schedule O (the “Run-out Report”) showing the estimated quantities of each Product that it expects to produce and deliver to Aron during the following month and the quantities of each Product it expects to sell under the Marketing and Sales Agreement during such following month (for each Product, the “Projected Monthly Production Volume”), which may, from time to time, be adjusted by the Company.
(b)    For each month and each type of Product, the Company shall from time to time (but subject to any applicable notification deadlines specified on Schedule D hereto) specify an aggregate quantity and grade that shall be the “Target Month End Product Volume” for that month, which shall represent a volume which may be zero or a positive number taking into account the estimates provided pursuant to Section 7.3(a) (except that the Target Month End Product Volume for each type of Product as of the Commencement Date and as of the end of the first month of the Term shall be the respective volumes specified as such on Schedule I hereto).
(c)    Subject to events of Force Majeure, facility turnarounds, the performance of any third parties (including purchasers of Products under the Marketing and Sales Agreement), the Company will, in establishing each Target Month End Product Volume, cause such Target Month End Product Volume to be within the applicable range specified for such Product on Schedule D hereto, except as otherwise permitted under Section 7.1.
(d)    At any time prior to the beginning of the month to which a Target Month End Product Volume relates (but subject to any applicable notification deadlines specified on Schedule D hereto), the Parties may, by mutual agreement, change such Target Month End Product Volume.
(e)    In addition, Aron may adjust the Target Month End Product Volume with the consent of the Company.
(f)    For any calendar month in which quantities of Products are delivered by Aron under one or more Additional Product Transactions entered into during such month pursuant to the Marketing and Sales Agreement, the Target Month End Product Volume

of any such Product for the end of such month shall be reduced by the aggregate net quantity of such Product so delivered to the extent such Additional Product Transactions are entered into after such Target Month End Product Volume is established.
7.4    Price Adjustments.
(a)    Pursuant to the procedures set forth in Schedule K hereto, (i) in any given month during the term hereof, and (ii) from and after the Adjustment Date, solely to the extent that the Liquidity of the Company for five (5) consecutive Business Days is less than $40,000,000.00 as of the last date the Company was required to report their Liquidity pursuant to Section 13.2(d), in any given week, Aron shall determine whether any adjustment to the Crude Price or any of the Product Prices is appropriate. Promptly after Aron has completed such calculation, it shall advise the Company in writing as to whether any Crude Price or Product Price adjustment is appropriate and if so the amount of such Crude Price or Product Price adjustments. Any such adjusted Crude Price shall become applicable commencing with the month or week immediately following the month or week with respect to which such determination was made.
(b)    Promptly following each Price Adjustment Month or Week, Aron shall review the realized sales data for such Price Adjustment Month or Week and calculate whether, based on such data, an adjustment to any of the Product Prices is appropriate (or, in the case of an Interim Price Adjustment Week, the Product Prices identified by whichever Party provides notification thereof); provided that, if Aron determines in its reasonable judgment that the data for such Price Adjustment Month or Week do not provide a representative basis for such determination (due to anomalies, distortions or other factors identified by Aron), then Aron may, at its election, make such calculation based on data for the three calendar month period preceding the Price Adjustment Month or Week. Promptly after Aron has completed such calculation, it shall advise the Company in writing as to whether any Product Price adjustments are appropriate and if so the amounts of such Product Price adjustments. Any such adjusted Product Prices shall become applicable commencing with the month or week immediately following such Price Adjustment Month or Week.
(c)    For any month or week for which a Crude Price adjustment is to be made pursuant to Section 7.4(a) or for any Price Adjustment Month or Week for which any Product Price adjustments are to be made pursuant to Section 7.4(b), Aron shall determine either the Product Price Adjustment Settlement Amount or the Crude Price Adjustment Settlement Amount and such amount shall be included in the Total Monthly Crude True-Up Amount (in the case of a Crude Price adjustment) or Aggregate Monthly Product True-Up Amount (in the case of a Product Price Adjustment) or the applicable Interim Payment, as the case may be, that is incorporated into the Monthly True-Up Payment for such month or the applicable Interim Payment for such week or Price Adjustment Month or Week; provided that, in the case of an Interim Price Adjustment Week, such determination shall be made only with respect to those Product Prices identified in Aron’s notification to the Company relating to such Interim Price Adjustment Week.
(d)    As used herein,
(i)    “Interim Price Adjustment Week” means any week during which either Party notifies the other Party in writing (including via email) on or prior to the last Business Day of such week that, in such notifying Party’s commercially reasonable judgment, a material change has occurred in one or more of the market differentials used to establish any of the Product Prices hereunder;
(ii)    “Price Adjustment Month or Week” means either a Scheduled Price Adjustment Month or an Interim Price Adjustment Week; and
(iii)    “Scheduled Price Adjustment Month” means, unless otherwise agreed by Aron in writing, each calendar month during the Term (except for the final month of the Term).
7.5    Monthly Product Adjustments.
(a)    Monthly Product Sale Adjustment. For each month (or portion thereof) during the term of the Marketing and Sales Agreement and for each Product Group, Aron shall determine whether an amount is due by one Party to the other (for each Product Group, a “Monthly Product Sale Adjustment”) in accordance with Schedule C.
(b)    Monthly Product Purchase Adjustment. For each month (or portion thereof) during the term of the Marketing and Sales Agreement and for each Product Group, Aron shall determine whether an amount is due by one Party to the other (for each Product Group, a “Monthly Product Purchase Adjustment”) in accordance with Schedule C.
7.6    Monthly Product Sales Fees. For each month, the applicable Product Sales Fee shall be applied to each Barrel of Product, if any, sold by Aron under any Included Sales Transaction during such month. With respect to each month, the aggregate monthly value of the Product Sale Fees (the “Aggregate Monthly Product Sales Fee”) shall be calculated pursuant to Schedule C and shall be due and payable from the Company to Aron as specified in Schedule C.
7.7    Monthly Cover Costs. If, for any month (or portion thereof), Aron reasonably determines that, as a result of the Company’s failure to produce the quantities of Product projected under this Agreement or the Company’s failure to comply with its obligations under the Marketing and Sales Agreement, Aron retains insufficient quantities of Product to comply with its obligations to any third parties, under Included Sales Transactions, and Aron incurs any additional costs and expenses or related damages in procuring and transporting Product from other sources for purposes of covering such delivery obligations or the shortfall in the quantity held for its account (collectively, “Monthly Cover Costs”), then the Company shall be obliged to reimburse Aron for such Monthly Cover Costs, subject to the limitations set forth in Article 22.

If Aron determines that any Monthly Cover Costs are due to it, Aron shall promptly communicate such determination to the Company and, subject to any mitigation of such costs actually achieved by the Company, include the calculation of such amount in the documentation provided to the Company for the relevant period pursuant to Section 10.2 and such Monthly Cover Costs shall be incorporated as a component of the Monthly True-Up Amount due for such period hereunder. If, for any month (or portion thereof), Aron reasonably determines that, as a result of the Company’s failure to produce the quantities of Product projected under this Agreement or the Company’s failure to comply with its obligations under the Marketing and Sales Agreement, Aron retains insufficient quantities of Product to comply with its obligations to Company, under any Company Agreements or otherwise pursuant to Section 2.6 of the Marketing and Sales Agreement, the Company shall be solely responsible for covering any delivery obligations to third parties or the shortfall in the quantity held for such third parties in connection with the Company’s Product Marketing Operations (as defined in the Marketing and Sales Agreement).
7.8    Costs Related to Shortfall. To the extent that Aron is required to cover any shortfall in any Product delivery, under an Included Sales Transaction, by any inventory it owns and acquires separately from the inventory owned and maintained in connection with this Agreement, any cost or loss incurred by Aron in connection therewith that is not otherwise included as a Monthly Cover Cost shall constitute an Ancillary Cost that is to be reimbursed to Aron.
7.9    Excess Target Levels. No later than five (5) Business Days prior to the date on which the Company is obligated to establish the Target Month End Crude Volume or the Target Month End Product Volumes for any month, the Company may request that Aron agree to a level for any of the foregoing that exceeds that applicable maximum level set forth on Schedule D hereto (an “Excess Inventory Level”); provided that such request may be for only such month or for a period of two or more consecutive months starting with such month, as the Company shall specify in its request. If such request is made in a timely manner, Aron shall promptly review such request and advise the Company as to whether Aron accepts or rejects such Excess Inventory Level; provided that, Aron is under no obligation to accept any such request. If Aron accepts any request for an Excess Inventory Level, then for all purposes of this Agreement and in lieu of the relevant level set forth on Schedule D, such Excess Inventory Level shall constitute the maximum level the relevant Product Group for the period specified in such request; provided that, after such period, the applicable level set forth on Schedule D shall be in effect for purposes of this Agreement. If Aron rejects any such request, then the applicable level set forth on Schedule D shall continue in effect, unless otherwise expressly agreed by the Parties in writing.
7.10    Excess Inventory Levels.
(a)    The Company shall promptly notify Aron if, at any time, with respect to any Product Group, the aggregate quantity of such Product Group being held in the Included Locations exceeds the Maximum Inventory Level for such Product Group (such excess, an “Excess Quantity”). Such notice shall contain the applicable volume of Excess Quantity. Within three (3) Business Days after such notice is given, Aron shall advise the Company as to whether Aron accepts such Excess Quantity (in which case Section 7.10(b) shall apply) or rejects such Excess Quantity (in which case Section 7.10(c) shall apply).
(b)    If Aron accepts an Excess Quantity then the Maximum Inventory Level for the relevant Product Group shall be automatically temporarily adjusted (on a one-time basis) by the amount of such Excess Quantity, and such adjusted Maximum Inventory Level shall temporarily constitute the Maximum Inventory Level for the relevant Product Group for the day in which such Excess Quantity was first identified until and including the day Aron accepts such Excess Quantity and, at Aron’s option, for such additional day or days as Aron may specify in writing; provided that if Aron does not accept such Excess Quantity for any additional day or days, such Excess Quantity shall only be in effect for the day in which such Excess Quantity was first identified until and including the day Aron accepts such Excess Quantity and if such Excess Quantity remains after the end of such period, the provisions of this Section 7.10 shall apply anew on the following day.
(c)    If Aron rejects an Excess Quantity then, for purposes of determining amounts due under Sections 10.1 and 10.2 of this Agreement, such Excess Quantity shall not be counted as Crude Oil or Products being held at an Included Location. So long as such Excess Quantity remains in an Included Tank which contains any other quantity of the relevant Product Group that is Aron’s Property, then Aron shall have exclusive right, title and interest to such Excess Quantity. In such case, if the Company is able to segregate in one or more Included Tanks a quantity of the relevant Product Group at least equal to such Excess Quantity in which no other Aron’s Property is held, the Company may, at its option, elect to designate such Included Tanks and purchase from Aron the segregated quantity of such Product Group held in such designated Included Tanks so that the quantity of such Product Group owned by Aron would not exceed the Maximum Inventory Level for the relevant Product Group after giving effect to such purchase, at a value equal to the product of (a) the volume of such Product Group held in such Included Tanks and (b) the Pricing Value for the applicable Product Group. After settlement of such purchase, such Included Tanks shall no longer constitute Included Locations for purposes hereof unless and until Aron determines, in its reasonable discretion, that Aron’s ownership of the quantities held in such tanks would not result, as of the time of such determination, in the aggregate quantity of the relevant Product Group owned by Aron exceeding the applicable Maximum Inventory Level. If and when such determination is made, the Parties shall confirm the sale by the Company to Aron of the quantities held in such Included Tanks at a value equal to the product of (a) such quantity and (b) the Pricing Value for the applicable Product Group and upon the settlement of such purchase, such Included Tanks shall thereafter again constitute Included Locations for all purposes hereof.
ARTICLE 8

PURCHASE AND DELIVERY OF PRODUCTS

8.1    Purchase and Sale of Products.
(a)    Aron agrees to purchase and receive from the Company, and the Company agrees to sell and deliver to Aron, the entire Products output of the Refinery from and including the Commencement Date through the end of the Term of this Agreement, at the prices determined pursuant to this Agreement and otherwise in accordance with the terms and conditions of this Agreement. Notwithstanding anything herein to the contrary, unless otherwise agreed to in writing by Aron, all Products procured by Aron hereunder shall be delivered to an Included Location.
(b)    From time to time, under the Marketing and Sales Agreement, the Company may propose that Aron enter into an Included Purchase Transaction with an identified Product Supplier. Such proposal and Aron’s acceptance and rejection of such proposal shall be made pursuant to Section 2.3 of the Marketing and Sales Agreement.
(c)    The following provisions shall be applicable to Refinery Procured Product Barrels:
(i)    No later than the fifth (5th) Business Day of the month preceding a Delivery Month, the Company shall inform Aron whether the Company has purchased or intends to purchase any Product that is being procured under a Refinery Product Contract for delivery during such Delivery Month (“Refinery Procured Product Barrels”). In connection with each such quantity of Refinery Procured Product Barrels, the Company shall provide to Aron a trade ticket stating the quantity, grade and delivery terms of such Refinery Procured Product Barrels expected to be delivered to the Refinery Product Storage Tanks or such other location designated by the Company during such Delivery Month and, provided no Default or Event of Default with respect to the Company has occurred and is then continuing, the Company and Aron shall enter into a Included Purchase Transaction under which Aron shall purchase such quantity from the Company as and when it passes the Products Intake Point and Aron shall promptly provide to the Company a written confirmation of such Included Purchase Transaction. If any change occurs in the quantity, grade or delivery terms of the Refinery Procured Product Barrels that the Company expects to procure for delivery during such month, the Company shall promptly advise Aron of such change and the related Included Purchase Transaction shall be modified accordingly. With respect to any such confirmation issued by Aron to the Company in connection with an Included Purchase Transaction with the Company, if Aron does not receive from the Company either acceptance or notification of a bona fide error within five Business Days after receipt of such confirmation, then the Company shall be deemed to have accepted such confirmation, and such confirmation shall be effective and binding upon the Parties.
(ii)    In the event that the Company enters into a Refinery Product Contract, but does not enter into a related Included Purchase Transaction pursuant to a trade ticket as contemplated under Section 8.1(c) above, and the Products procured under such Refinery Product Contract is delivered to the Refinery Product Storage Tanks or such other location designated by the Company (“Other Product Barrels”), then such Other Product Barrels shall be deemed sold to Aron as and when they pass the Products Intake Point at the Pricing Value, provided that prior to the delivery of any Other Product Barrels hereunder, the Parties shall establish reasonable procedures and mechanisms for determining and reporting specific volumes of such Other Product Barrels. With respect to any Other Product Barrels that the Company expects to deliver to the Refinery Product Storage Tanks or such other designated Included Product Tanks, the Company shall give Aron written notice of such expected delivery at least ten (10) Business Days preceding the expected delivery month for such Other Product Barrels and in such notice the Company shall provide to Aron the quantity, grade and delivery terms of such Other Product Barrels expected to be delivered. If thereafter any change occurs in the quantity, grade or delivery terms of the Other Product Barrels that the Company expects to procure for delivery during such month, the Company shall promptly advise Aron of such change.
(iii)    In the event that (a) a Third Party Seller relating to an Included Purchase Transaction refunds or remits, or is otherwise obligated to refund or remit, to the Company all or any portion of the amount relating to the Product Procurement Payment that was previously paid by Aron pursuant to such Included Purchase Transaction, then on or prior to the date that is the earlier of (x) two (2) Business Days after the receipt by the Company of such refund or remittance and (y) fifteen (15) Business Days after obtaining knowledge of such obligation of the counterparty to pay such refund or remittance (unless there is a dispute or claim as between the Company and such counterparty relating to such refund or remittance and the Company and such counterparty are working in good faith and in a commercially reasonable manner to resolve such dispute or claim in which case the Company shall keep Aron informed of the status of such dispute or claim), the Company shall remit or cause the remittance to Aron of such amount relating to the Product Procurement Payment (and, in the case of clause (y) above, irrespective of whether the Company actually received such amount relating to the Product Procurement Payment), and/or (b) any Refinery Product Contract relating to an Included Purchase Transaction is amended or modified such that (x) the quantity of Refinery Procured Barrels to be delivered and sold to the Company under such Refinery Product Contract is reduced, the related Included Purchase Transaction shall be amended accordingly so that the corresponding quantity of Refinery Procured Barrels to be delivered and sold to Aron pursuant to such Included Purchase Transaction shall also be reduced on a barrel-for-barrel basis and the Company shall, promptly after such amendment of the Refinery Product Contract, pay Aron an amount equal to the portion of the Product Procurement Payment that was previously paid by Aron pursuant to such Included Purchase Transaction that corresponds with the amount of such reduction in quantity and/or (y) the delivery date under such Refinery Product Contract is extended to a date that is greater than fifteen (15) days after the originally agreed delivery date thereunder, Aron may elect, in its sole discretion, (A) to approve such modified delivery date, in which case, the related Included Purchase Transaction shall be modified accordingly or (B) to terminate the related Included Purchase Transaction, in which case the Company shall promptly pay Aron the full amount of the Product Procurement Payment paid by Aron pursuant to such Included Purchase Transaction.
(d)    With respect to each shipment of Products delivered under an Included Purchase Transaction that provides for delivery at the SPM Delivery Point, (i) the Company and Aron shall automatically be deemed to have entered into a buy/sell transaction (each, an “SPM Buy/Sell Product Transaction”) subject to and in accordance with the terms and conditions of the SPM Master Buy/Sell Product Confirmation, with the Company buying such shipment of Products from Aron at the SPM Delivery Point (the “Product Buy Leg”) and selling an equal quantity and quality of Product to Aron at the Products Intake Point (the “Product Sell Leg”), (ii) under the Product Buy Leg of each SPM Buy/Sell Product Transaction, the Company shall purchase from Aron the quantity of Product delivered under the relevant shipment with delivery and transfer of title and risk of loss all occurring at the SPM Delivery Point on the same basis as transfer of title and risk of loss are to occur under the Included Purchase Transaction so that, simultaneously with the transfer of title to such Products from the Third Party Seller to Aron, title to such Products is transferred from Aron to the Company and (iii) under the Product Sell Leg of such SPM Buy/Sell Products Transaction, the Company shall sell to Aron Products in a quantity equal to, and of a grade and quality at least equivalent to, that of the Products purchased by the Company under the Product Buy Leg of such SPM Buy/Sell Product Transaction, with delivery and transfer of title and risk of loss occurring at and as such Product passes the Products Intake Point. With respect to each SPM Buy/Sell Product Transaction, the parties acknowledge and agree that (A) any quantity shortfall, or grade or quality deficiency, with respect to the Products delivered under the Product Sell Leg shall be borne by and is solely for the account of the Company, (B) as a result of the foregoing arrangements, title to Product shall be held exclusively by the Company at all times as and after such Product passes the SPM Delivery Point, while such Product is being held in or transported by any subsea hoses, subsea pipelines or other infrastructure connecting the SPM Delivery Point to the Products Intake Point and until such Product passes the Products Intake Point, (C) all such Products in which the Company holds title shall be subject to the security interest and lien in favor of Aron under the Lien Documents, (D) for purposes of calculating inventory measurements, determining cash settlements under Sections 10.1 and 10.2 and calculating any fees due hereunder or under any other Transaction Document, quantities of Products in which the Company has title as contemplated by clause (B) above shall not be counted as quantities of Products held in an Included Location and (E) for purposes hereof, neither an SPM Buy/Sell Product Transaction nor the Product Buy Leg or Product Sell Leg thereunder shall constitute a Included Purchase Transaction.

(e)    For purposes of all computations hereunder relating to the value of any materials held in the Honolulu 10” Pipeline, including without limitation, for the purposes of Sections 10.1 and 10.2 hereof, the per-barrel price of any such materials shall equal the applicable Pricing Value for the Slop Product Group.
(f)    Payment Undertaking for Refinery Product Contracts.
(i)    From time to time, upon the request of the Company, Aron and the Company may endeavor to negotiate with a Third Party Seller a Product Payment Undertaking by Aron under which Aron will agree to remit or cause or otherwise arrange for the remittance to such Third Party Seller of funds sufficient to pay the Product Procurement Payment due to such Third Party Seller under one or more Refinery Product Contracts on the relevant Procurement Due Dates; provided in no event shall Aron be deemed to be obligated to enter into any proposed Aron Procurement Contract.
(ii)    To the extent deemed appropriate by Aron, the considerations under Section 5.3(c) applicable to the determining whether Aron elects to enter into a proposed Aron Procurement Contract shall also apply to Aron’s determination regarding whether to execute a Product Payment Undertaking with a Third Party Seller. As a condition to entering into any proposed Aron Procurement Contract, Aron shall have received a duly delivered trade ticket stating the quantity, grade and delivery terms of such Products expected to be delivered under such Aron Procurement Contract.
(iii)    For each Product Payment Undertaking that Aron enters into, the Company shall, automatically and without any further action by either Party, become obligated to reimburse Aron for, and pay all Ancillary Costs applicable to, the payment made or caused to be made by Aron under such Product Payment Undertaking (a “Company Product Reimbursement Obligation”); provided that (x) the amounts payable by the Company under the Company Product Reimbursement Obligation shall be determined in accordance with Schedule C hereof and (y) any security and credit support with respect to a Company Product Reimbursement Obligation shall be as provided in this Agreement and other Transaction Documents. The Company Product Reimbursement Obligation for a Product Payment Undertaking shall arise at the time as such Product Payment Undertaking is entered into by Aron.
(iv)    Without limiting any other rights or remedies of Aron hereunder (including any obligations of the Company to indemnify Aron), if any claim of any nature (including any quantity or quality claim) arises under a Refinery Product Contract for which Aron has made, or caused to be made, payment under a Product Payment Undertaking, then Aron shall, to the same extent as contemplated by Section 5.9(b), Section 5.9(c) and Section 5.9(d) hereof, cooperate with and take such actions as reasonably requested by the Company in pursuing or endeavoring to resolve such claim.

8.2    Delivery and Storage of Products.
(a)    Unless otherwise agreed by Aron, all Products shall be delivered by the Company to Aron at the Products Intake Point of the Refinery Product Storage Tanks or any other Included Product Tanks (as the case may be) on a DDP (Incoterms 2010) basis, with the Company being responsible for ensuring delivery of such Product into the Refinery Product Storage Tanks.
(b)    Aron shall have exclusive right (to the extent that such exclusive right can be granted) to store Products in the Refinery Product Storage Tanks and all other Included Product Tanks as provided under the Storage Facilities Agreement and, if hereafter entered into, any Required Storage and Transportation Arrangements.
8.3    Expected Yield and Estimated Output.
(a)    From time to time, based on its then current operating forecast for the Refinery, the Company may provide to Aron a revised expected Product yield for the Refinery (each, a “Revised Estimated Yield” and, together with the Initial Estimated Yield, an “Estimated Yield”).
(b)    As set forth on Schedule J, the Company shall, based on the then current Estimated Yield and such other operating factors as it deems relevant, prepare and provide to Aron an estimate of the Product quantities it expects to deliver to Aron during such month (each, a “Monthly Product Estimate”).
8.4    Delivered Quantities.
(a)    For each Delivery Date, the Company shall provide to Aron, by no later than 7:00 p.m., HST on the second (2nd) Business Day following such Delivery Date, meter tickets and/or meter readings and tank gauge readings confirming the Measured Product Quantity in each Included Product Tank for each Product delivered during that Delivery Date and other such relevant information including but not limited to Product identifiers and the location of Products, aggregated on a Product Group basis.
(b)    If the Company determines that any meter tickets and/or meter readings and tank gauge readings provided pursuant to clause (a) above are inaccurate, the Company will provide to Aron such corrected meter tickets and/or meter readings and tank gauge readings by no later than 7:00 p.m., HST on the third (3rd) Business Day following the date on which such determination is made.
8.5    Title and Risk of Loss. Title and risk of loss to Products shall pass from the Company to Aron as Products pass the Products Intake Point. Aron shall retain title and risk of loss through the Included Product Pipelines and in the Included Product Tanks. Title and risk of loss to Products shall pass from Aron (i) to the Company as Products pass at a Products Delivery Point or (ii) in the case of sales of Product by Aron under the Marketing and Sales Agreement, to the Company or third parties (as the case may be) at a Products Offtake Point, including tank to tank transfer.
8.6    Product Specifications. The Company agrees that all Products sold to Aron hereunder shall conform to the respective specifications set forth on Schedule A or to such other specifications as are from time to time agreed upon by the Parties.
8.7    Purchase Value of Products. The per Barrel purchase value for the Monthly Net Product Group Sales for each type of Product Group sold to Aron hereunder shall equal the Pricing Value specified for such Product Group, subject to the calculation of the Aggregate Monthly Product True-Up Amount as provided for on Schedule C.
8.8    Fees for Included Purchase Transactions. The Product Procurement Fee shall be applied to each Barrel of Product to be delivered to an Included Location or the Refinery pursuant to an Included Purchase Transaction. With respect to each month, the aggregate monthly value of the Product Procurement Fees (the “Aggregate Monthly Purchased Products Fee”) shall be calculated pursuant to Schedule C and shall be due and payable from the Company to Aron as specified in Schedule C.
8.9    Transportation, Storage and Delivery of Products.
(a)    Aron shall have the exclusive right (to the extent that such exclusive right can be granted) to inject, store and withdraw Products in the Storage Facilities as provided in the Storage Facilities Agreement.
(b)    Pursuant to the Required Storage and Transportation Arrangements, Aron shall have the exclusive right (to the extent that such exclusive right can be granted) to inject (except for such injections by the Company otherwise contemplated hereby), store, transport and withdraw Products in and on the Included Product Pipelines and the Included Product Tanks to the same extent as the Company’s rights to do so prior to the implementation of the Required Storage and Transportation Arrangements.
(c)    Insofar as any pipeline nominations are required to be made by Aron for any Product prior to any applicable Pipeline Cutoff Date for any month, Aron shall be responsible for making such pipeline and terminal nominations for that month; provided that, Aron’s obligation to make such nominations shall be conditioned on its receiving from the Company scheduling instructions for that month a sufficient number of days prior to such Pipeline Cutoff Date so that Aron can make such nominations within the lead times required by such pipelines and terminals. Aron shall not be responsible if an Included Product Pipeline is unable to accept Aron’s nomination or if the Included Product Pipelines must allocate capacity among its shippers.
8.10    Material Product Grade Changes. If either the Company or Aron concludes in its reasonable judgment that the specifications or the mix of the constituents of a Pricing Group produced, or projected to be produced, differ materially from those that have generally been produced by the Refinery or those that the Company may produce from time to time acting as a prudent refinery operator, then the Company and Aron will endeavor in good faith to mutually agree on (i) acceptable price indices for such Product, and (ii) a settlement payment from one Party to the other sufficient to compensate the relevant Party for the relative costs and benefits to each of the price differences between the prior price indices and the amended price indices
ARTICLE 9

ANCILLARY COSTS; MONTH END INVENTORY; CERTAIN DISPOSITIONS; TANK MAINTENANCE
9.1    Ancillary Costs.
(a)    The Parties agree that, to the maximum extent reasonably practicable, the Company shall pay directly any item that would constitute an Ancillary Cost. The Parties shall cooperate and endeavor in a commercially reasonable manner to arrange for all such items to be billed directly to the Company and for the payee of such item to expect payment of such item solely from the Company.
(b)    Without limiting the foregoing, the Company agrees to reimburse Aron for all Ancillary Costs incurred by Aron. Such reimbursement shall occur from time to time upon demand of Aron to the Company. When making such demand, Aron shall promptly provide the Company with copies of any relevant trade tickets, invoices or other supporting documentation for Ancillary Costs incurred by Aron.
(c)    To the extent the Company has not paid or reimbursed Aron for any Ancillary Costs then outstanding and payable with respect to any month or any adjustments or refunds have occurred with respect to any Ancillary Costs previously paid or reimbursed, Aron may include in the Monthly True-Up Amount for such month as a separate line item on the applicable Monthly True-Up Amount invoice an amount to compensate the Parties, as appropriate, for such items.
(d)    From time to time upon the reasonable request of either Party, the Parties shall consult to assess whether (i) Ancillary Costs actually being incurred are consistent with the expectations of the Parties and the terms of this Agreement, (ii) procedures for paying, handling or otherwise dealing with Ancillary Costs can be improved or should be modified, (iii) documentation relating to substantiation of Ancillary Costs is sufficient and (iv) in any other respect the processing of Ancillary Costs hereunder can or improved or modified.
9.2    Month End Inventory.
(a)    As of 11:59:59 p.m., HST, on the last day of each month, the Company shall apply the Volume Determination Procedures to the Included Locations, and based thereon shall determine for such month (i) the aggregate volume of Crude Oil held in the Included Crude Tanks at that time (the “Ending In-Tank Crude Inventory”) and (ii) for each Product, the aggregate volume of such Product held in the Refinery Product Storage

Tanks and the other Included Product Tanks at that time, plus the Product Linefill for such Product at that time (each, an “Ending In-Tank Product Inventory”). The Company shall notify Aron of the Ending In-Tank Crude Inventory and each Ending In-Tank Product Inventory by no later than 5:00 p.m., HST on the tenth day thereafter, except that with respect to volume information provided by third parties, the Company shall endeavor to cause third parties to provide such information to Aron by the tenth (10th) day after the end of such month.
(b)    Aron may, or may have Supplier’s Inspector, at Aron’s sole cost and expense, witness all or any aspects of the Volume Determination Procedures as Aron shall direct. If, in the reasonable judgment of Aron or Supplier’s Inspector, the Volume Determination Procedures have not been applied correctly, then the Company will cooperate with Aron, or Supplier’s Inspector, to ensure the correct application of the Volume Determination Procedures, including making such revisions to the Ending In-Tank Crude Inventory and any Ending In-Tank Product Inventory as may be necessary to correct any such errors.
(c)    The Company agrees that in addition to reporting to Aron the volume determinations made by the Company pursuant to Section 9.2(a), the Company will provide to Aron copies of all volume reports and statements related to Crude Oil or Products held at any Included Locations or with respect to any hydrocarbon inventories held by the Company at any other locations including any inventory, quantity, or quality inspection reports prepared by a third party.
9.3    Calculation of Sales.
(a)    For any month, the “Monthly Net Crude Sales” shall be determined as set forth on Schedule C.
(b)    For any month, and for each Pricing Group (as defined on Schedule P), the “Monthly Net Product Group Sales” shall be determined as set forth on Schedule C.
9.4    Disposition Following Force Majeure.
(a)    Notwithstanding anything to the contrary, if Aron decides or is required, due to an event of Force Majeure affecting either Party or otherwise, to sell to any unrelated third parties, in arm’s length transactions, any quantities of Crude Oil or Products that, based on the then current Monthly Crude Forecast, Aron would reasonably have expected to have sold to the Company (any quantity of Crude Oil or Products so disposed of by Aron being referred to as a “Disposed Quantity”), then the Company shall be obligated to pay to Aron an amount equal to the difference between the price at which such Disposed Quantity would have been sold to the Company, minus the amount realized in the sale to a third party (the “Disposition Amount”); provided, however, prior to Aron making any such disposition and provided that no Event of Default with respect to the Company has occurred and is continuing, the Company shall have a period equal to the lesser of (i) ten (10) Business Days from the occurrence of such Force Majeure event or (ii) the remaining time period before an event of default would occur under the contracts relevant to the Disposed Quantity as a result of such Force Majeure event, in which to arrange the disposition of such Disposed Quantity on commercially reasonable terms and conditions. In no event shall the Disposed Quantity exceed the aggregate amount of Crude Oil or Products that the Company would have been expected to purchase based on their current Monthly Crude Forecast for the period during which the Company is unable to take delivery of Crude Oil or Products as the result of the Force Majeure event or otherwise.
(b)    In connection with its selling any Disposed Quantity, Aron shall promptly determine the Disposition Amount and issue to the Company an invoice for such amount. The Company shall pay to Aron the invoiced amount no later than the second Business Day after the date of such invoice. If, in connection with the sale of any Disposed Quantity, the Disposition Amount is a negative number, then Aron shall pay the amount of such excess to the Company no later than the second Business Day after the date of such invoice.
(c)    In connection with any disposition by Aron permitted by this Section 9.4, Aron will endeavor, in good faith, to consult with the Company regarding, and keep the Company apprised of Aron’s negotiations relating to, such disposition so long as, in Aron’s commercially reasonable judgment, doing so does not in any way interfere with or limit Aron’s ability to execute such disposition in such manner as it deems acceptable.
9.5    Tank and Pipeline Maintenance.
(a)    Promptly after the Company completes its annual business plan with respect to any year, it shall notify Aron of any tank maintenance contemplated with respect to such year that would result in any SPM Delivery Point, Included Crude Tank, Included Product Tank or Included Pipelines being unavailable.
(b)    The Company immediately shall notify Aron orally (followed by prompt written notice) of any previously unscheduled downtime or maintenance of any SPM Delivery Point, or in the case of any Included Crude Tank, Included Product Tank or Included Pipelines, any previously unscheduled downtime or maintenance expected to have a duration in excess of ten (10) days.
(c)    The Company shall give Aron at least thirty (30) days’ prior written notice of any scheduled maintenance that the Company and/or any of its Affiliates intends to conduct on any of the Crude Storage Tanks or the Included Company Product Tanks that would result in such storage tank being taken out of service for a period greater than thirty (30) days (“Tank Maintenance”).
(d)    In connection with any Tank Maintenance, the Parties shall promptly consult and endeavor to agree on adjusted inventory minimum and maximum levels and other appropriate adjustments hereunder that are to apply during the period of such Tank Maintenance, if deemed necessary by the Parties.

(e)    The Company agrees that it will use its best efforts, consistent with good industry standards and practices, to complete (and to cause any third parties to complete) any Tank Maintenance as promptly as practicable. The Company shall provide Aron with an initial estimate of the period of any Tank Maintenance and shall regularly update Aron as to the progress of such Tank Maintenance. If, the Company determines that the expected completion date for Tank Maintenance has or is likely to change by thirty (30) days or more, it shall promptly notify Aron of such determination.
9.6    Certain Regulatory Matters.
(a)    If Aron shall determine, in its reasonable judgment, that as a result of (i) the taking effect of any Applicable Law after the date hereof, (ii) any change in Applicable Law or in the administration, interpretation or application thereof by any Governmental Authority, (iii) the making or issuance of any request, guideline or directive (whether or not having the force of law) or any interpretation thereof by any Governmental Authority or the entry of a final, non-appealable judgment or order in a court of competent jurisdiction (regardless of whether related to Aron) or (iv) any interpretation of or proposal to implement any of the foregoing by a Governmental Authority, including, without limitation, any of the foregoing events described in clauses (i)-(iv) arising from or relating to either the Federal Reserve Notice of Proposed Rulemaking or the Federal Reserve 620 Report and whether occurring before or after the Effective Date (each, a “Regulatory Event”), Aron or any of its Affiliates is or would (A) not be permitted to hold, store, transport, buy, finance, sell or own any or certain of the commodities subject to the transactions contemplated by the Transaction Documents, (B) be required to hold additional capital, or be assessed any additional capital or other charges, on the basis of holding, storing, transporting, buying, financing, selling, or owing any commodities from time to time, including without limitation, any of the commodities subject to the transactions contemplated by this Agreement and the other Transaction Documents, (C) be unable to perform in any material respect its obligations under this Agreement and the other Transaction Documents, or (D) were it to continue to hold, store, transport, buy, finance, sell or own any of the commodities subject to the transactions contemplated by this Agreement and the Transaction Documents or perform any such obligations, and taking into account other commodities and the volumes thereof held by Aron or any of its Affiliates from time to time, be or likely to be required to hold additional capital, or be assessed any additional capital or other charges, or be or likely to be subject to additional or increased burdens or costs (such additional capital or other charges, burdens and costs, collectively, “Additional Costs”), then it shall notify the Company in writing of such determination (a “Regulatory Event Notice”). Promptly following the sending of a Regulatory Event Notice, Aron shall propose what actions or steps, if any, either Party or both Parties could implement to alleviate, minimize and/or mitigate the effect of any such Regulatory Event, and the Company shall consider any such actions or steps in good faith. If, in Aron’s reasonable judgment, such actions or steps can be implemented with respect to the transactions contemplated by this Agreement and the other Transaction Documents without adversely impacting the business conducted by Aron and its Affiliates generally, including, without limitation, without resulting in Aron or its Affiliates being required to incur any Additional Costs on the basis of holding, storing, transporting, buying, selling or owing any commodities from time to time, including without limitation, any of the commodities subject to the transactions contemplated by this Agreement and the other Transaction Documents, while preserving the economic terms and conditions of this Agreement and the other Transaction Documents (including economic benefits, risk allocation, costs and Liabilities), then the Parties shall, in good faith and in a commercially reasonable manner, endeavor to implement such actions and steps. If, in Aron’s reasonable judgment, no such actions or steps are so identified or the Parties are unable to implement any actions and steps that have been so identified, then Aron may, by written notice to the Company (a “Regulatory Termination Notice”), elect to terminate this Agreement in the manner provided for in Article 20 on such date Aron shall specify in such notice, which date shall constitute a Termination Date for purposes of Article 20; provided that (x) (unless such Regulatory Event has or is expected to become effective at an earlier date) the date specified in such Regulatory Termination Notice shall occur at least one hundred and twenty (120) days after the date such notice is given and if practicable on the last day of a month and (y) if the relevant Regulatory Termination Notice relates only to the incurrence of Additional Costs, then if and for so long as the Company exercises its option under Section 9.6(b) below, no termination shall result from such Regulatory Termination Notice. In the case of a Regulatory Termination Notice referred to in clause (y) of the preceding sentence, Aron will also provide to the Company an estimate of such Additional Costs which Aron shall determine in a commercially reasonable manner based on such information relating to the relevant Regulatory Event as is then available to Aron.
(b)    If Aron gives a Regulatory Termination Notice relating to a Regulatory Event Notice that relates only to the incurrence of Additional Costs, then the Company may elect, by written notice to Aron, to compensate Aron from time to time for such Additional Costs incurred by Aron and so long as the Company compensates Aron for such Additional Costs, this Agreement shall not be terminated on the basis of such Regulatory Event Notice; provided that (i) upon giving such notice to Aron, the Company shall become obligated to pay all Additional Costs thereafter incurred, subject to clause (iv) below, and without limiting such obligation Aron may require that the Company execute such further documents or instruments as Aron may request to confirm such obligation, (ii) the amount of such Additional Costs shall be determined by Aron in accordance with its internal procedures and shall include Additional Costs directly arising from this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby and the portion of any other Additional Costs allocable, on a pro rata basis, to this Agreement, such Transaction Documents and such transactions, (iii) such Additional Costs shall be invoiced by Aron to the Company on a monthly basis and be due and payable within three (3) Business Days after invoicing, it being acknowledged that to the extent feasible, Aron will endeavor to include such Additional Costs in the monthly settlement provided for under Section 10.2 hereof and (iv) the Company may elect to cease compensating Aron for such Additional Costs by written notice which shall be effective 120 days after being given, in which case Aron may reinstate its Regulatory Termination Notice with respect to such Additional Costs.

(c)    As used herein, “Federal Reserve Notice of Proposed Rulemaking” means the notice of proposed rulemaking issued by the Board of Governors of the Federal Reserve System titled “Risk-based Capital and Other Regulatory Requirements for Activities of Financing Holding Companies Related to Physical Commodities and Risk-based Capital Requirements for Merchant Banking Investments” (Docket No. R-1547; RIN 7100 AE-58); and “Federal Reserve 620 Report” means the Report to the Congress and the Financial Stability Oversight Council Pursuant to Section 620 of the Dodd-Frank Act issued in September 2016 by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Office of the Comptroller of the Currency.
ARTICLE 10

PAYMENT PROVISIONS
10.1    Interim Payments.
(a)    For each day, Aron will calculate a provisional payment (each an “Interim Payment”) in accordance with the calculation set forth in Schedule C for that day, in the manner illustrated on Schedule G and using Best Available Inventory Data; provided that if inventory data have not been reported on any day within a three (3) Business Day period, Aron will use the inventory data for the day occurring during the thirty (30) day period preceding such calendar day that results in the largest Estimated Daily Net Crude Sales or the smallest Estimated Daily Net Product Sales (as the case may be), in any case resulting in an amount equal to the highest daily amount that would be payable to Aron; provided further that, if Aron determines that any inventory data it has used in such determination was inaccurate by at least 20,000 barrels, then Aron shall adjust future Interim Payments to take account of any corrected inventory data.
(b)    With respect to the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales,
(i)    The inventory data to be used in determining each shall include the Best Available Inventory Data.
(ii)    The Company shall, at the end of each day, provide to Aron inventory reports in the form set forth on Schedule H, showing the quantity of Crude Oil held in the Included Crude Tanks and the quantities of Products held in the Included Product Tanks; and
(iii)    The Company shall provide Aron with all relevant transfer data for Crude Oil Barrels that are in transit between Included Crude Tanks at the Par East (as identified in Schedule E) and the Par West (as identified in Schedule E).
(c)    For each day, Aron shall determine the Estimated Daily Net Crude Sales and Estimated Daily Net Product Sales, in a commercially reasonable manner based on the inventory data and otherwise in the manner contemplated by this Section 10.1 and Schedule G, and to the extent it deems appropriate taking into account such other data as may be relevant to the determination of such estimates.
(d)    Aron shall advise the Company of the amount of an Interim Payment via invoice issued in accordance with Schedule G. The party obligated to make such Interim Payment shall cause such payment to be made on the applicable Payment Date indicated on Schedule G.
(e)    For any Business Day, the Interim Payment to be determined and advised by Aron shall be the Interim Payment for that day, provided that if such Business Day is followed by one or more non-Business Days (whether weekends or Bank Holidays), then Aron shall determine and advise to the Company the Interim Payment for that Business Day as well as the Interim Payment each of such following non-Business Days and all such Interim Payments shall be due on the same day.
(f)    From time to time Aron may (but shall not be obligated to) include a provisional calculation of the Monthly Product Purchase Adjustment or Monthly Product Sale Adjustment in the applicable Interim Payment, which shall be calculated by Aron based on the current Daily Value or Aron’s good faith estimate of pricing and volume based on the applicable trade ticket (irrespective of whether Aron was invoiced for the applicable Crude Oil or Product) (each such adjustment, a “Provisional Marketing Adjustment”); provided that (x) if any calculated adjustment is positive, it will represent an amount payable to Aron and (y) if any calculated adjustment is negative, it will represent an amount payable to the Company. For avoidance of doubt, Aron may include such provisional calculation in the applicable Interim Payment in respect of any Crude Oil or Products sold or purchased pursuant to the Marketing and Sales Agreement or any Payment Undertaking. All provisionally charged adjustments will be credited in the applicable Monthly True-Up Amount. All amounts included in any Interim Payment as a Provisional Marketing Adjustment will be taken into account (but without duplication) for purposes of calculating any subsequent Provisional Marketing Adjustments or any Monthly Product Purchase Adjustment or Monthly Product Sale Adjustment included as a part of a subsequent Monthly True-Up Amount (or estimated Monthly True-Up Amount) or any unpaid amounts hereunder.
10.2    Monthly True-Up Amount.
(a)    Aron will use commercially reasonable efforts to provide to the Company, within five (5) Business Days following receipt of the Ending In-Tank Crude Inventory and the Ending In-Tank Product Inventory pursuant to Section 9.2, a calculation and appropriate documentation to support such calculation for such month for a monthly true-up payment (the “Monthly True-Up Amount”); provided that, if, at any time, the Liquidity of the Company is less than $50,000,000.00 for five (5) consecutive Business Days as of the last date the Company was required to report its Liquidity pursuant to Section 13.2(d), Aron may (but shall not be obligated to), in respect of any Monthly True-Up Amount, provide to the Company an estimate of such Monthly True-Up

Amount associated with the applicable true-up month at any time on or after the first calendar day of the immediately following month, and each such estimated Monthly True-Up Amount shall be payable in accordance with this Section 10.2(a). The Monthly True-Up Amount for any month shall be equal to the following in accordance with Schedule C:
(i)    the Total Monthly Crude Oil True-Up Amount (as defined in Schedule C); plus
(ii)    the Aggregate Monthly Product True-Up Amount (as defined in Schedule C), plus
(iii)    the aggregate amount of unpaid or unreimbursed Ancillary Costs for such month and any adjustments relating to estimated or paid Ancillary Cost, plus
(iv)    the Counterparty Crude Sales Fee for such month, plus
(v)    the Discretionary Draw Availability Fee and Discretionary Draw Utilization Fee, plus
(vi)    the Monthly Cover Costs; plus
(vii)    any other amount then due from the Company to Aron under this Agreement or any other Transaction Document, minus
(viii)    any Fee Credit, minus
(ix)    any other amount then due from Aron to the Company under this Agreement or any other Transaction Document.
If the Monthly True-Up Amount is a negative number, then the absolute value of such number shall be the amount due from Aron to the Company, and if the Monthly True-Up Amount is a positive number, such amount shall be due from the Company to Aron. Either Party shall pay any True-Up Amount due to the other Party no later than two (2) Business Days after such Party’s receipt of the monthly invoice and all related documentation supporting the invoiced amount.
(b)    For purposes of determining the amounts due under clauses (i) and (ii) of Section 10.2(a), the definitions and formulas set forth in Schedule C shall apply and for purposes of determining the amount due under clause (v) and (vi) of Section 10.2(a), the definitions and formula set forth in Schedule F shall apply. In addition, the Fee Letter contains various definitions and formulas that shall be applied for purposes of determining certain of the amounts referred to in Section 10.2(a).
10.3    Maximum Inventory Levels. Notwithstanding any transfer of title to Aron to all such Crude Oil or Products, Aron shall not be obligated at any time to pay for any quantity of

Crude Oil or Product under Section 10.1 or 10.2 or otherwise hereunder to the extent such payment would relate to an aggregate quantity of Crude Oil or such Products in the Included Locations in excess of the then applicable maximum level as set forth on Schedule D or as may have been temporarily adjusted under Section 7.9; provided that (i) from and after the Second Restatement Effective Date to June 1, 2022, the maximum level set forth in Schedule D shall be no more than 6,000,000 Barrels; and (ii) from and after June 1, 2022, if the Leverage Ratio for the fiscal quarter ended March 31, 2022 is greater than or equal to 3.50:1.00, the maximum level set forth in Schedule D shall be 5,000,000 Barrels until such time the Leverage Ratio for any fiscal quarter ending thereafter is less than 3.50:1.00 at which time the maximum level set forth in Schedule D for the Specified Period (as defined below) shall be increased to 6,000,000 Barrels for so long as the Leverage Ratio for such fiscal quarter most recently ended is less than 3.50:1.00 (it being agreed that the Leverage Ratio shall be tested on April 1 (in respect of the fiscal quarter ended December 31 of the previous year), June 1, September 1 and December 1 (in respect of each other fiscal quarter most recently ended) in determining the maximum level set forth in Schedule D for the applicable period). For purposes hereof “Specified Period” means each of the following periods of each calendar year: (i) June 1 to August 31; (ii) September 1 to November 30; (iii) December 1 to March 31; and (iv) April 1 to May 31.
10.4    Invoices.
(a)    Invoices shall be prepared and submitted in accordance to Schedule G.
(b)    If the Company in good faith disputes the amount of any invoice issued by Aron relating to any amount payable hereunder (including Interim Payments, Monthly True-Up Amounts or Ancillary Costs), it nonetheless shall pay Aron the full amount of such invoice by the due date and inform Aron in writing of the portion of the invoice with which it disagrees and why; provided that, to the extent that the Company promptly informs Aron of a calculation error that is obvious on its face, the Company shall pay Aron the undisputed amounts and may retain such disputed amount pending resolution of such dispute. The Parties shall cooperate in resolving the dispute expeditiously. If the Parties agree that the Company does not owe some or all of the disputed amount or as may be determined by a court pursuant to Article 25, Aron shall return such amount to the Company, together with interest at the Fed Funds Rate from the date such amount was paid, within two (2) Business Days from, as appropriate, the date of their agreement or the date of the final, non-appealable decision of such court. Following resolution of any such disputed amount, Aron will issue a corrected invoice and any residual payment that would be required thereby will be made by the appropriate Party within two (2) Business Days.
10.5    Other Feedstocks. If Aron procures any catfeed or other non-Crude Oil feedstocks for the Company to run at the Refinery, the Parties shall agree in connection with such procurement upon terms for incorporating the purchase of such feedstocks into the daily and monthly settlements contemplated by Sections 10.1 and 10.2 above.
10.6    Adjustment Date Settlements.

(a)    In connection with the adjustments contemplated hereunder to occur on and as of the Adjustment Date, Aron shall determine in a commercially reasonable manner any payments required to be made by one party to the other to compensate for the change in certain terms on and as of the Adjustment Date and, promptly after making such determination, Aron shall prepare and issue an invoice reflecting all such payments and the net payment resulting therefrom which shall be due from one party to the other as provided in Section 10.6(b) below or for amounts not covered under Section 10.6(b), no later than the second Business Day following the date on which such invoice is issued.
(b)    Without limiting the generality of Section 10.6(a), it is agreed that, in connection with the Adjustment Date, Aron shall in a commercially reasonable manner calculate, and either Aron or the Company (as appropriate) shall be obligated to make, the payments provided for below:
(i)    With respect to each Product Group, a Provisional Step-Out amount (as defined in Schedule B-1) and a Provisional Step-In amount (as defined in Schedule B-2) shall each be calculated based on the end-of-day inventories reported for June 23, 2021 and the difference between such amounts (the “Net Provisional Adjustment Amount”) shall be due from the Company to Aron if the Provisional Step-Out amount is greater than the Provisional Step-In Amount and otherwise from Aron to the Company;
(ii)    The Net Provisional Adjustment Amounts shall be included in the invoice issued by Aron on June 30, 2021 and shall be included in the Interim Payment due on July 1, 2021;
(iii)    In connection with the calculation of each Net Provisional Adjustment Amount, Aron shall calculate any additional amount due from one party to the other as a result of provisionally closing out and reestablishing the related FIFO balance based on the Target Month End Crude Volume or Target Month End Product Volume (as applicable) for the June 2021 Delivery Month (subject to clause (vii) below). If any such amount is determined to be due, it will be invoiced and payable concurrently with the related Net Provisional Adjustment Amount;
(iv)    With respect to each Product Group, a Step-Out amount (as defined in Schedule B-1) and a Step-In amount (as defined in Schedule B-2) shall be calculated based on the end-of-day inventories reported for June 30, 2021 and the difference between such amounts (the “Net Adjustment Amount”) shall be due from the Company to Aron if the Step-Out amount is greater than the Step-In Amount and otherwise from Aron to the Company; provided that if the Net Adjustment Amount for a Product Group is due from the same Party that paid the Net Provisional Adjustment Amount for such Product Group, then the amount due pursuant to this clause (iv) for such Product Group shall equal the difference between such amounts and be due from such Party if such Net Provisional Adjustment Amount is less than such Net Adjustment Amount and otherwise from the other Party, and if the Net Adjustment Amount for a Product Group is not due from the Party that paid the Net Provisional Adjustment Amount for such Product Group, then the amount due pursuant to this clause (iv) for such Product Group shall equal the sum of such amounts and shall be due from the Party that did not pay such Net Provisional Adjustment Amount;
(v)    The amounts determined under clause (iv) above shall be included in the invoice issued by Aron on July 7, 2021 and shall be included in the Interim Payment due on July 8, 2021;
(vi)    In connection with the calculation of each Net Adjustment Amount, Aron shall calculate any additional amount due from one party to the other as a result of closing out and reestablishing the relevant FIFO balance based on the Target Month End Crude Volume or Target Month End Product Volume (as applicable) for the June 2021 Delivery Month (subject to clause (vii) below). If any such amount is determined to be due, it will be invoiced and payable concurrently with the related Net Adjustment Amount; provided that such amount shall be netted against or aggregated with any amount paid under clause (iii) above so that, as a result, the Party obligated to pay such amount shall have done so after giving effect to such netting or aggregation; and
(vii)    For purposes of calculating the payments under clauses (iii) and (vi) above with respect to the Gasoline Product Group, the calculation for the reestablishing of the FIFO position shall be based on the sum of the volumes for the Gasoline Product Group and the Naphtha Product Group, which shall equal the Target Month End Product Volume of the Gasoline Product Group for the June 2021 Delivery Month and shall be allocated 224,000 Barrels to the Gasoline Product Group and 198,000 Barrels to the Naphtha Product Group.
ARTICLE 11

DISCRETIONARY DRAW FACILITY
11.1    DUP Facility: Discretionary Draw Commitments.
(a)    The Parties agree that, notwithstanding anything herein to the contrary: (a) with respect to the period from the Second Restatement Effective Date to the Adjustment Date, the terms and conditions providing for the deferred payment arrangements between the Company and Aron as set forth in Article 11 and related sections and defined terms (including all arrangements relating to fees in respect thereof) of the First Amended and Restated S&O Agreement shall be in full force and effect notwithstanding the amendment and restatement of the First Amended and Restated S&O Agreement occurring on the Second Restatement Effective Date (such terms and conditions, the “DUP Facility T&C’s”); and (b) with respect to the period after the Adjustment Date, the DUP Facility T&C’s shall cease to be in effect and such deferred payment arrangements shall for all purposes hereunder be replaced by the Discretionary Draw Facility.

(b)    During the Discretionary Draw Commitment Period, subject to the terms and conditions hereof, Aron agrees to make advances constituting Discretionary Draw Advances to the Company in Dollars in an aggregate principal amount at any one time outstanding up to but not exceeding the lesser of (i) the Discretionary Draw Maximum Commitment Amount and (ii) the Borrowing Base as of such date (based upon the Collateral Reports delivered by the Company to Aron in connection with the applicable advance constituting a Discretionary Draw Advance, in each case, in accordance with the terms and conditions hereof). Amounts borrowed pursuant to this Article 11 that are repaid or prepaid may, subject to the terms and conditions hereof, be reborrowed during the Discretionary Draw Commitment Period. The Discretionary Draw Commitment shall terminate on the Business Day immediately preceding the Termination Date.
11.2    Borrowing Mechanics for the Discretionary Draw Advance and Incremental Discretionary Draw Amount.
(a)    To request an advance constituting a Discretionary Draw Advance or an Incremental Discretionary Draw Amount, the Company shall satisfy each of the conditions set forth in Section 2.2 prior to the applicable Credit Date.
(b)    Aron will make an advance constituting a Discretionary Draw Advance or an Incremental Discretionary Draw Amount available to the Company by promptly remitting the applicable amount of such Discretionary Draw Advance or Incremental Discretionary Draw Amount to a Controlled Account specified by the Company in the applicable Discretionary Draw Election Report in accordance with Section 10 and Schedule G. Notwithstanding the foregoing, if the Interim Payment payable on any Payment Date (as set forth in Schedule G) is due from the Company to Aron and the Company has requested that a Discretionary Draw Advance or an Incremental Discretionary Draw Amount be made on such Payment Date and the conditions thereto have been satisfied so that such Payment Date is also the relevant Credit Date, then on such date Aron may, at its option, set off the amount of such Interim Payment against the amount of such Discretionary Draw Advance or  Incremental Discretionary Draw Amount and to the extent of such set off, such Interim Payment and such Discretionary Draw Advance or  Incremental Discretionary Draw Amount shall be deemed to have been paid and received by the relevant Parties and to the extent any portion of any such amount exceeds that amount of such set off, it will, in the case of such Interim Payment, be paid by the Company and, in the case of such Discretionary Draw Advance or  Incremental Discretionary Draw Amount, be remitted by Aron on the applicable Payment Date or Credit Date.
(c)    Each request for an advance constituting a Discretionary Draw Advance or an Incremental Discretionary Draw Amount shall be deemed to be a representation and warranty by the Company that, since December 31, 2020, there has been no event or condition that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

11.3    Reserves. Anything to the contrary in this Article 11 notwithstanding, Aron shall have the right (but not the obligation) to establish and increase or decrease Reserves against the Borrowing Base; provided that, Aron shall notify the Company substantially simultaneously with the establishment or increase of any such Reserves, but the failure of Aron to so notify the Company shall not cause such establishment or increase of such Reserve to be ineffective.
11.4    Eligible Receivables and Eligible Hydrocarbon Inventory.
(a)    By no later than 7:00 p.m. HST on each Business Day, the Company shall provide to Aron, via email, reports in form and substance reasonably satisfactory to Aron as illustrated in Schedule H (the “Receivables Report”, “Billing Due Report” and “Inventory Report”) showing (i) the then current total amount of Eligible Receivables and a breakdown of such Eligible Receivables by Acceptable Account Debtor, which breakdown shall indicate the amount and Remaining Tenor of each Eligible Receivable owing by the relevant Acceptable Account Debtor; provided that if any Receivables Report is not delivered by such time on any Business Day, Aron will use the Receivables Report for the day occurring during the thirty (30) calendar day period preceding such Business Day in the manner illustrated on Schedule G that corresponds to the smallest amount of the Borrowing Base set forth in such Receivables Report; and (ii) the inventory quantities of Crude Oil and Products from the immediately previous Business Day (and any other prior day subsequent thereto that was not a Business Day) that then constitute Eligible Hydrocarbon Inventory, including the quantity and location of each type of inventory; provided that, if any Inventory Report is not delivered by such time on any Business Day, Aron will use the Inventory Report for the day occurring during the thirty (30) calendar day period preceding such Business Day in the manner illustrated on Schedule G that corresponds to the smallest amount of the Borrowing Base set forth in such Inventory Report. If, despite its best efforts, the Company is or anticipates it will be unable to provide the reports required under this Section 11.4(a) for five (5) or more consecutive Business Days, it shall so advise Aron and then the Company and Aron shall endeavor in good faith to implement an alternative interim inventory reporting arrangement that is satisfactory to Aron and if such satisfactory interim arrangement is implemented, it will be used for such period as is agreed by the parties in connection with its implementation; provided that the foregoing shall not relieve the Company of its obligation to continue to use best efforts to restore its ability to deliver the Inventory Report. If the parties are unable to agree on an alternative interim inventory reporting arrangement or following the termination of such arrangement, the Company fails to provide Aron the Inventory Reports required under this Section 11.4(a) for five (5) consecutive Business Days, the total amount of Eligible Receivables and Eligible Hydrocarbon Inventory, as applicable, shall be deemed to be zero for all purposes hereunder until such time the Company provides Aron the reports required under this Section 11.4(a) and Aron is satisfied with the contents thereof.
(b)    Promptly after receipt of each Receivables Report, Billing Due Report and Inventory Report, Aron shall calculate the Borrowing Base based on the information provided in such report; provided that Aron may only exclude from such calculation any receivables included in such report that Aron, in its reasonable judgment, determines in good faith do not constitute Eligible Receivables and any Hydrocarbons that Aron, in its reasonable judgement, determines in good faith do not constitute Eligible Hydrocarbon Inventory.
(c)    The Company, by delivering a Receivables Report, Billing Due Report and Inventory Report shall be deemed to represent and warrant to Aron (to the same extent as if set forth in this Agreement) that (i) all Accounts identified as Eligible Receivables in such report meet all the requirements of an Eligible Receivable set forth in this Agreement and (ii) all Hydrocarbons identified as Eligible Hydrocarbon Inventory in such report meet all the requirements of Eligible Hydrocarbon Inventory set forth in this Agreement.
(d)    Prior to September 30 of each calendar year, the Company shall procure and cause to be provided to Aron a due diligence report prepared by KPMG LLP and addressed to Aron relating to the Company’s Eligible Receivables and Eligible Hydrocarbon Inventory as of June 30 of such calendar year and other matters pertaining to the Company and its operations and financial condition, which report shall be consistent with customary practices for accounts receivable and inventory audits for asset-based lending facilities conducted by independent auditors for Aron in similar transactions (and shall not involve any physical inspection of the Company’s Inventory) (a “Borrowing Base Assessment”).  The Company further agrees that, if Aron has in its reasonable judgment identified material discrepancies between those Accounts that the Company has reported as Eligible Receivables and the Accounts that actually qualify as Eligible Receivables, or those Hydrocarbons that the Company has reported as Eligible Hydrocarbon Inventory and the Hydrocarbons that actually qualify as Eligible Hydrocarbon Inventory, then Aron may require that the Company procure and cause to be provided to Aron one or more additional Borrowing Base Assessments, provided that Aron shall not be entitled to require more than two additional Borrowing Base Assessments during any 12 month period.  All costs of procuring such Borrowing Base Assessment shall be borne by the Company.
11.5    [Reserved].
11.6    Specified Government Accounts. Specified Government Accounts shall constitute Eligible Receivables without regard to the concentration limit set forth in clause (y) of the definition of “Eligible Receivables” so long as (i) the aggregate amount of such Specified Government Accounts does not constitute more than forty percent (40%) of the sum of all Eligible Receivables; and (ii) the Company shall in good faith and in a commercially reasonable manner diligently pursue and endeavor to satisfy the Government Accounts Assignment Condition and obtain a Government Response with respect to such Specified Government Accounts.
11.7    Use of Proceeds. The Company will use the proceeds of each advance constituting a Discretionary Draw Advance solely for working capital requirements and other general corporate purposes of the Company and any other purpose not prohibited by the Transaction Documents.
11.8    Evidence of Debt; Register; Notes.
(a)    Aron’s Evidence of Debt. Aron shall maintain records evidencing the obligations of the Company owing to Aron, including the principal amount of the Discretionary Draw Advance made by Aron and each repayment and prepayment in respect thereof. Such records maintained by Aron shall be prima facie evidence thereof, absent manifest error; provided that the failure to maintain any such records, or any error therein, shall not in any manner affect the obligation of the Company to pay any amounts due hereunder in accordance with the terms hereof.
(b)    Notes. Upon the request of Aron by written notice to the Company, the Company shall promptly prepare, execute and deliver to Aron a promissory note payable to Aron to evidence the Discretionary Draw Advance, which shall be substantially in the form attached hereto as Schedule GG.
11.9    Reserved.
11.10    Reserved.
11.11    Fees.
(a)    The Company agrees to pay to Aron the Discretionary Draw Availability Fee and the Discretionary Draw Utilization Fee in respect of the Discretionary Draw Advance, in accordance with Schedule C.
(b)    All fees referred to in Section 11.11(a) shall be calculated on the basis of a year of 360 days and the actual number of days elapsed and shall be payable monthly in arrears for each calendar month of each year on the Monthly True-Up Date applicable to such month and on the Expiration Date.
(c)    The Company agrees to pay on the Second Restatement Effective Date to Aron, closing fees in the amounts separately agreed between the Company and Aron, as set forth in Schedule C or the Fee Letter.
(d)    Fees paid hereunder shall not be refundable or creditable under any circumstances.
11.12    Repayment of Discretionary Draw Advance. The Company shall repay to Aron the then unpaid principal amount of the Discretionary Draw Advance on the Expiration Date.
11.13    Prepayments; General Provisions Regarding Prepayments.
(a)    Voluntary Prepayments.

(i)    From time to time, the Company may, without premium or penalty but subject to compliance with the conditions set forth in this Section 11.13(a) and with Section 11.13(c), prepay the Discretionary Draw Advance in whole or in part, in each case, pursuant to the Discretionary Draw Election Reports as described in Section 11.13(a)(ii).
(ii)    To make a voluntary prepayment pursuant to Section 11.13(a), the Company shall deliver, via e-mail, to Aron not later than 4:00 p.m. (New York City time) on the immediately preceding Business Day prior to the proposed date of prepayment of the Discretionary Draw Advance or any portion thereof, the Discretionary Draw Election Report which shall specify the prepayment date (which shall be a Business Day) and the total principal amount of the Discretionary Draw Advance then outstanding, after giving effect to any prepayment thereof requested to be made on such prepayment date, to be calculated in accordance with Schedule C. The request for such prepayment under such Discretionary Draw Election Report shall be irrevocable, and the principal amount of the Discretionary Draw Advance specified therein shall become due and payable on the prepayment date specified therein; provided that any request for prepayment under the related Discretionary Draw Election Report pursuant to this Section 11.13(a)(ii) may state that such request is conditioned upon the occurrence of one or more events specified therein, in which case such notice may be rescinded by the Company (by written notice to Aron on or prior to the specified date of prepayment) if such condition is not satisfied.
(b)    No Voluntary Commitment Reductions. The Company shall not reduce or terminate any commitments of Aron hereunder.
(c)    Mandatory Prepayments.
(i)    Total Utilization in Excess of Discretionary Draw Maximum Commitment Amount. In the event and on each occasion that the Discretionary Draw Advance exceeds the amount of the Discretionary Draw Maximum Commitment Amount, the Company shall promptly (but in any event within one (1) Business Day) prepay the Discretionary Draw Advance in an aggregate amount equal to such excess.
(ii)    Total Utilization in Excess of Borrowing Base. If, at any time, (A) the Discretionary Draw Advance on such date exceeds (B) the Borrowing Base reflected in the Collateral Reports most recently delivered by the Company to Aron with respect to Eligible Receivables or Eligible Hydrocarbon Inventory, then Aron shall advise the Company of the aggregate amount equal to the amount of such excess via an invoice issued in accordance with Schedule G and the Company shall promptly (but in any event within one (1) Business Day) prepay the Discretionary Draw Advance in the amount specified in such invoice.
(d)    General Provisions Regarding Payments.

(i)    All payments by the Company of principal, fees and other amounts required to be made hereunder shall be made by wire transfer of same day funds in Dollars, without defense, recoupment, set-off or counterclaim, free of any restriction or condition, to the account of Aron in the United States of America most recently designated by it for such purpose and received by Aron not later than 4:00 p.m. (New York City time) on the date due for the account of the Persons entitled thereto.
(ii)    Whenever any payment to be made hereunder with respect to the Discretionary Draw Advance shall be stated to be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of the payment of interest hereunder.
(iii)    Any payment hereunder by or on behalf of the Company to Aron that is not received by Aron in same day funds prior to 4:00 p.m. (New York City time) on the date due shall, unless Aron shall determine otherwise, be deemed to have been received, for purposes of computing fees hereunder (including for purposes of determining the applicability of Section 19.3), on the Business Day immediately following the date of receipt (or, if later, the Business Day immediately following the date the funds received become available funds).
(iv)    If an Event of Default shall have occurred and the maturity of the Discretionary Draw Advance shall have been accelerated pursuant to Section 19, all payments or proceeds received by Aron in respect of any of the Obligations hereunder, or from any sale of, collection from or other realization upon all or any part of the Collateral, shall be applied in accordance with the terms hereof.
(v)    Aron shall have absolute discretion as to the time of application of any such proceeds, moneys or balances in accordance with this Agreement.
11.14    Making or Maintaining the Discretionary Draw Advance.
(a)    Inability to Determine Applicable Interest Rate.
(i)    If Aron determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining LIBOR, then Aron shall give notice (which may be telephonic) thereof to the Company as promptly as practicable, whereupon, (x) no Incremental Discretionary Draw Amount may be made until such time as Aron notifies the Company that the circumstances giving rise to such notice no longer exist, (y) for the Discretionary Draw Advance then outstanding and any fees payable under this Agreement, the Parties shall endeavor to establish an alternate benchmark rate to LIBOR that gives due consideration to the then prevailing market convention for determining a benchmark rate for syndicated loans denominated in Dollars in the United States at such time, and Aron and the

Company shall enter into an amendment to this Agreement to reflect such alternate benchmark rate and such other related changes to this Agreement as may be applicable; provided that if such alternate benchmark rate shall be less than zero, such rate shall be deemed to be zero for all purposes of this Agreement and (z) any request by the Company for an Incremental Discretionary Draw Amount pursuant to a Discretionary Draw Election Report shall be deemed rescinded by the Company. Aron shall promptly notify the Company when such circumstances that led to its notice pursuant to this Section 11.14(a)(i) no longer exist.
(ii)    If at any time Aron determines (which determination shall be conclusive absent manifest error) that (x) the circumstances set forth in Section 11.14(a)(i) have arisen (including because the rate described in the first sentence of the definition of “LIBOR” is not available or published on a current basis) and such circumstances are unlikely to be temporary or (y) the circumstances set forth in Section 11.14(a)(i) have not arisen but either (1) the supervisor for the administrator of the rate described in the first sentence of the definition of “LIBOR” has made a public statement that the administrator of such rate is insolvent (and there is no successor administrator that will continue publication of such rate), (2) the administrator of the rate described in the first sentence of the definition of “LIBOR” has made a public statement identifying a specific date after which such rate will permanently or indefinitely cease to be published by it (and there is no successor administrator that will continue publication of such rate), (3) the supervisor for the administrator of the rate described in the first sentence of the definition of “LIBOR” has made a public statement identifying a specific date after which such rate will permanently or indefinitely cease to be published or (4) the supervisor for the administrator of the rate described in the first sentence of the definition of “LIBOR” or a Governmental Authority having jurisdiction over Aron has made a public statement identifying a specific date after which the rate described in the first sentence of the definition of “LIBOR” will no longer be used for determining interest rates for loans, then Aron and the Company shall endeavor to establish an alternate benchmark rate to LIBOR that gives due consideration to the then prevailing market convention for determining a benchmark rate for syndicated loans denominated in Dollars in the United States at such time, and Aron and the Company shall enter into an amendment to this Agreement to reflect such alternate benchmark rate and such other related changes to this Agreement as may be applicable (but for the avoidance of doubt, such related changes shall not include a reduction of the Applicable Spread); provided that if such alternate benchmark rate shall be less than zero, such rate shall be deemed to be zero for all purposes of this Agreement. Until an alternate benchmark rate shall be determined in accordance with this paragraph (but, in the case of the circumstances described in clause (y) above, only to the extent the rate described in the first sentence of the definition of “LIBOR” is not available or published at such time on a current basis), all references to “LIBOR” in this Agreement and the other Transaction Documents shall be deemed references to

“Wall Street Journal Prime Rate” as published and defined in the Wall Street Journal.
(b)    Illegality or Impracticability of the Discretionary Draw Advance. In the event that on any date Aron shall have determined (which determination shall be final and conclusive and binding upon all parties hereto) that the making, maintaining, or continuation of, its Discretionary Draw Advance (i) has after the Second Restatement Effective Date become unlawful as a result of compliance by Aron in good faith with any law (or would conflict with any treaty, rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful) or (ii) has become impracticable as a result of contingencies occurring after the Second Restatement Effective Date that materially and adversely affect the London interbank market or the position of Aron in that market, then, if Aron shall have provided notice thereof to the Company, Aron shall be an “Affected Lender”. If the Company receives a notice from Aron pursuant to the preceding sentence, then (1) the obligation of Aron to increase the Discretionary Draw Advance shall be suspended until such notice shall be withdrawn by Aron, and (2) Aron’s obligations to maintain the Discretionary Draw Advance then outstanding (the “Affected Advance”) shall be terminated when required by law. Aron shall promptly notify the Company when the circumstances that led to its notice pursuant to this Section 11.14(b) no longer exist.
(c)    Compensation for Breakage. In the event that (i) a borrowing of the Discretionary Draw Advance or Incremental Discretionary Draw Amount does not occur on a date specified therefor in any Discretionary Draw Election Report given by the Company (other than as a result of a failure by Aron to make such Discretionary Draw Advance in accordance with its obligations hereunder), whether or not such notice may be rescinded in accordance with the terms hereof, (ii) any payment of any principal of the Discretionary Draw Advance occurs on a day other than on the last day of a period applicable to the setting of LIBOR related thereto (including as a result of an Event of Default), or (iii) a prepayment of the Discretionary Draw Advance or any portion thereof does not occur on a date specified therefor in any notice of prepayment given by the Company, whether or not such notice may be rescinded in accordance with the terms hereof, the Company shall compensate Aron for all losses, costs, expenses and liabilities that Aron sustains, including any loss incurred from obtaining, liquidating or employing losses from third parties, but excluding any loss of margin or any interest rate “floor”, for the period following any such payment, assignment or conversion or any such failure to borrow, pay, prepay, convert or continue. To request compensation under this Section 11.14(c), Aron shall deliver to the Company a certificate setting forth in reasonable detail the basis and calculation of any amount or amounts that Aron is entitled to receive pursuant to this Section 11.14(c), which certificate shall be conclusive and binding absent manifest error. The Company shall pay Aron the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.

(d)    Booking of Discretionary Draw Advance. Aron may make, carry or transfer the Discretionary Draw Advance at, to or for the account of any of its branch offices or the office of any Affiliate of Aron.
(e)    Assumptions Concerning Funding of Discretionary Draw Advance. Calculation of all amounts payable to Aron under this Section 11.14 and under Section 11.15 shall be made as though Aron had actually funded each advance constituting a Discretionary Draw Advance and or an Incremental Discretionary Draw Amount through the purchase of a eurodollar deposit bearing interest at the rate obtained pursuant to the first sentence in the definition of LIBOR in an amount equal to the amount of such advance constituting a Discretionary Draw Advance and having a maturity comparable to the relevant period applicable to the setting of LIBOR related thereto and through the transfer of such eurodollar deposit from an offshore office of Aron to a domestic office of Aron in the United States of America; provided that Aron may fund any advance constituting a Discretionary Draw Advance or an Incremental Discretionary Draw Amount in any manner it sees fit and the foregoing assumptions shall be utilized only for the purposes of calculating amounts payable under this Section 11.14 and under Section 11.15.
11.15    Increased Costs; Capital Adequacy and Liquidity.
(a)    Increased Costs Generally. If any Change in Law shall:
(i)    impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, Aron (except any such reserve requirement reflected in LIBOR);
(ii)    subject Aron to any Taxes (other than (A) Indemnified Taxes, (B) Excluded Taxes and (C) Other Connection Taxes) on its loans, loan principal, letters of credit, commitments or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; or
(iii)    impose on Aron or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or the Discretionary Draw Advance made by Aron;
and the result of any of the foregoing shall be to increase the cost to Aron of making, converting to, continuing or maintaining the Discretionary Draw Advance or of maintaining its obligation to make such Discretionary Draw Advance, or to reduce the amount of any sum received or receivable by Aron hereunder (whether of principal, interest or any other amount) then, upon request of Aron, the Company will pay to Aron such additional amount or amounts as will compensate Aron for such additional costs incurred or reduction suffered.

(b)    Capital and Liquidity Requirements. If Aron determines that any Change in Law affecting Aron or any lending office of Aron or Aron’s holding company, if any, regarding capital or liquidity requirements, has had or would have the effect of reducing the rate of return on such Aron’s capital or on the capital of Aron’s holding company, if any, as a consequence of this Agreement, the Discretionary Draw Commitment or the Discretionary Draw Advance made by Aron, to a level below that which Aron or Aron’s holding company could have achieved but for such Change in Law (taking into consideration Aron’s policies and the policies of Aron’s holding company with respect to capital adequacy or liquidity), then from time to time upon request of Aron the Company will pay to Aron, such additional amount or amounts as will compensate Aron or Aron’s holding company for any such reduction suffered.
(c)    Certificates for Reimbursement. A certificate of Aron setting forth the amount or amounts necessary to compensate Aron or its holding company, as specified in Section 11.15(a) or 11.15(b) and delivered to the Company, shall be conclusive absent manifest error. The Company shall pay Aron the amount shown as due on any such certificate within ten (10) Business Days after receipt thereof.
(d)    Delay in Requests. Failure or delay on the part of Aron to demand compensation pursuant to this Section 11.15 shall not constitute a waiver of Aron’s right to demand such compensation; provided that the Company shall not be required to compensate Aron pursuant to this Section 11.15 for any increased costs incurred or reductions suffered more than 120 days prior to the date that Aron notifies the Company of the Change in Law giving rise to such increased costs or reductions, and of Aron’s intention to claim compensation therefor (except that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 120-day period referred to above shall be extended to include the period of retroactive effect thereof).
(e)    Certain Limitations. Notwithstanding any other provision of this Section 11.15 to the contrary, Aron shall not request, or be entitled to receive, any compensation pursuant to this Section 11.15 unless it shall be the general policy or practice of Aron to seek compensation in similar circumstances under comparable provisions of other credit agreements, if any.
11.16    Taxes; Withholding, Etc.
(a)    FATCA. For purposes of this Section 11.16, the term “applicable law” includes FATCA.
(b)    Payments Free of Taxes. Any and all payments by or on account of any obligation of the Company under this Agreement shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant

Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the Company shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 11.16) Aron receives an amount equal to the sum it would have received had no such deduction or withholding been made.
(c)    Payment of Other Taxes by the Company. The Company shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of Aron timely reimburse it for the payment of, any Other Taxes.
(d)    Indemnification by the Company. The Company shall indemnify Aron, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 11.16) payable or paid by Aron or required to be withheld or deducted from a payment to Aron and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Company by Aron shall be conclusive absent manifest error.
(e)    Evidence of Payments. As soon as practicable after any payment of Taxes by the Company to a Governmental Authority pursuant to this Section 11.16, the Company shall deliver to Aron the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Aron.
(f)    Treatment of Certain Refunds. If any Party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 11.16 (including by the payment of additional amounts pursuant to this Section 11.16), it shall pay to the indemnifying Party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 11.16 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified Party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 11.16(f) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 11.16(f), in no event will the indemnified Party be required to pay any amount to an indemnifying Party pursuant to this Section 11.16(f) the payment of which would place the indemnified Party in a less favorable net after-Tax position than the indemnified Party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This Section 11.16(f) shall not be construed to require any indemnified Party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying Party or any other Person.
(g)    Survival. Each Party’s obligations under this Section 11.16 shall survive the resignation or replacement of Aron or any assignment of rights by, or the replacement of, a lender, the termination of the Discretionary Draw Commitments and the repayment, satisfaction or discharge of all obligations under any Transaction Document.
(h)    Notwithstanding anything herein to the contrary, (i) this Section 11.16, Section 11.15(a)(ii) and Section 11.17, shall apply only with respect to the Discretionary Draw Advance and Incremental Discretionary Draw Amount made by Aron to the Company pursuant to this Article 11 and any payments by the Company to Aron in respect of such Discretionary Draw Advance, as well as any Indemnified Taxes and Other Taxes with respect thereto, and (ii) Article 15 shall apply only to all matters and transactions herein outside the scope of the Discretionary Draw Advance and Incremental Discretionary Draw Amount made pursuant to this Article 11.
11.17    Obligation to Mitigate. If Aron becomes an Affected Lender or requests compensation under Section 11.15, or if the Company is required to pay any Indemnified Taxes or additional amount to Aron or to any Governmental Authority, then Aron shall (at the request of the Company) use reasonable efforts to designate a different lending office for funding or booking of the Discretionary Draw Advance hereunder or to assign and delegate its rights and obligations hereunder to another of its offices, branches or Affiliates if, in the judgment of Aron, such designation or assignment and delegation (a) would cause Aron to cease to be an Affected Lender or would eliminate or reduce amounts payable pursuant to Section 11.15 or 11.16, as the case may be, in the future and (b) would not subject Aron to any unreimbursed cost or expense and would not otherwise be disadvantageous to Aron. The Company hereby agrees to pay all reasonable costs and expenses incurred by Aron in connection with any such designation or assignment and delegation.
ARTICLE 12

INDEPENDENT INSPECTORS; STANDARDS OF MEASUREMENT
12.1    Aron shall be entitled to have Supplier’s Inspector, at Aron’s sole cost and expense, present at any time the Volume Determination Procedures are to be applied in accordance with the terms of this Agreement and to observe the conduct of Volume Determination Procedures.
12.2    In addition to its rights under Section 12.1, Aron may, from time to time during the Term of this Agreement, upon reasonable prior notice to the Company, at Aron’s own cost and expense, have Supplier’s Inspector conduct surveys and inspections of any of the Storage Facilities or observe any Crude Oil or Product transmission, handling, metering or other activities being conducted at such Storage Facilities or the Delivery Points associated therewith, including for the purpose of conducting sampling and analysis of any Crude Oil or Products in accordance with the specifications set forth on Schedule A; provided that such surveys, inspections and observations shall not materially interfere with the ordinary course of business being conducted at such Storage Facilities or the Refinery.
12.3    Subject to the Storage Facilities Agreement between Aron and the Company, Aron will have the right to inspect the Storage Facilities. In the event that recalibration of meters, gauges or other measurement equipment is requested by Aron such as “strapping,” the Parties shall select a mutually agreeable certified and licensed independent petroleum inspection company (the “Independent Inspection Company”) to conduct such recalibration. The cost of the Independent Inspection Company is to be shared equally by the Company and Aron.
12.4    Standards of Measurement. All quantity determinations herein will be corrected to sixty (60) degrees Fahrenheit based on a U.S. gallon of two hundred thirty one (231) cubic inches and forty two (42) gallons to the Barrel, in accordance with the latest supplement or amendment to ASTM-IP petroleum measurement tables (Table 6A of ASTM-IP for Feedstocks and Table 6B of ASTM-IP for Products).
12.5    The Company shall, at end of each calendar quarter (or at such other time as Aron may agree), provide for manual gauging by an Independent Inspection Company of each Crude Storage Tank or Included Company Product Tank to ensure that the automated tank level readings are accurate to within a tolerance of two inches; provided that if the automated reading cannot be calibrated to be within such tolerance, the Company shall use the manual gauge reading in its calculation of inventory until such time as the automated gauge can be repaired so that it can be calibrated to within such tolerance.
ARTICLE 13

FINANCIAL INFORMATION; CREDIT SUPPORT
13.1    Provision of Financial Information.
(a)    The Company shall provide Aron (i) within ninety (90) days following the end of each of its fiscal years, (a) a copy of the annual report, containing audited consolidated financial statements of the Company and its consolidated subsidiaries for such fiscal year certified by independent certified public accountants, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit, and (b) the balance sheet, statement of income and statement of cash flow of the Company for such fiscal year, as reviewed by the Company’s independent certified public accountants, together with a Compliance Certificate to be delivered pursuant to Section 13.2(c); and (ii) within forty five (45) days after the end of its first three fiscal quarters of each fiscal year, a copy of the quarterly report, containing unaudited consolidated financial statements of the Company and its consolidated subsidiaries for such fiscal quarter, in each case together with a Compliance Certificate to be delivered pursuant to Section 13.2(c); provided that so long as the Company is required to make public filings of its quarterly and annual financial results pursuant to the Exchange Act, such filings are available on the SEC’s EDGAR database and such filings are made in a timely manner, then the Company will not be required to provide such annual or quarterly financial reports to Aron
(b)    The Company shall provide Aron within the time periods specified in the SEC’s rules and regulations for a filer that is a “non-accelerated filer,” whether or not required to file reports with the SEC pursuant to Section 13 or 15(d) of the Exchange Act: (i) all quarterly and annual financial and other information with respect to the Guarantor and its Subsidiaries that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Guarantor was required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Guarantor certified independent accountants which report shall not be subject to any “going concern” or like qualification or exception or any qualification or exception as to the scope of such audit; provided, however, such reports shall not be required to comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act or related items 307 and 308 of Regulation S-K; and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if the Guarantor were required to file such reports unless the Guarantor determines in good faith that such reports are not material to Aron. All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. The availability of the foregoing reports on the SEC’s EDGAR filing system will be deemed to satisfy the foregoing delivery requirements. If, at any time, the Guarantor is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Guarantor will nevertheless file the reports specified in this Section 13.1(b) with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Guarantor will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Guarantor’s filings for any reason, the Guarantor will post the reports referred to in this Section 13.1(b) on its website within the time periods for a filer that is a “non-accelerated filer” that would apply if the Guarantor were required to file those reports with the SEC.   Notwithstanding the foregoing, so long as the Guarantor is a direct or indirect Subsidiary of Par Pacific or any other direct or indirect parent, if Par Pacific or such other direct or indirect parent of the Guarantor files reports with the SEC in accordance with Section 13 or 15(d) of the Exchange Act, whether voluntarily or otherwise, then the Guarantor shall be deemed to comply in full with this Section 13.1(b). If the Guarantor, Par Pacific or other direct or indirect parent of the Guarantor files or furnishes any information or report pursuant to this Section 13.1(b) in a timely manner and subsequently amends or restates such information or report, such information or report shall be deemed filed or furnished in a timely manner notwithstanding such amendment or restatement. If at any time none of the Guarantor, Par Pacific or other direct or indirect parent of the Guarantor are required to file with the SEC the reports required by this Section 13.1(b) and none of them voluntarily file such reports, the Guarantor will furnish to the Lenders and any prospective Lenders upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act. Any failure to comply with this Section 13.1(b) shall be automatically cured when the Guarantor, Par Pacific or any other direct or indirect parent of the Guarantor provides all required reports to Aron or files all required reports with the SEC; provided that such cure shall not otherwise affect the rights of Aron hereunder if any amounts hereunder have been accelerated in accordance with the terms of this Agreement and such acceleration has not been rescinded or cancelled prior to such cure. If the Company elects to satisfy its obligations under this Section 13.1(b) with respect to financial information relating to the Guarantor by furnishing financial information relating to Par Pacific or any other direct or indirect parent, and such financial information reflects the assets or operations of Subsidiaries of Par Pacific or other direct or indirect parent of the Guarantor that are not also Subsidiaries of the Guarantor, then the quarterly and annual financial information required by this Section 13.1(b) will include an additional summary presentation, either on the face of the financial statements, in the footnotes thereto, or in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Guarantor and its Subsidiaries separate from the financial condition and results of operations of Par Pacific or any other direct or indirect parent of the Guarantor. The requirement to provide additional summary financial information required by this paragraph will be deemed satisfied if and when such information is posted on the website of the Guarantor, Par Pacific or any other direct or indirect parent of the Guarantor.
13.2    Additional Information.
(a)    Upon reasonable notice, the Company shall provide to Aron such additional information as Aron may reasonably request to enable it to ascertain the current financial condition of the Company, including product reports in the form of Schedule S;
(b)    From time to time, upon reasonable request by Aron, the Company shall obtain and provide to Aron additional information from third party arrangements, if any, but only to the extent the Company may contractually disclose such arrangements to Aron;
(c)    The Company shall deliver to Aron, in form and detail satisfactory to Aron concurrently with the delivery of the financial statements referred to in Section 13.1(a), a duly completed Compliance Certificate signed by the chief financial officer or treasurer of the Company (a) certifying as to, among other things, such financial statements and certifying that, in making the examination necessary therefor, (A) with respect to the consolidated financial statements of the Company and its Subsidiaries, such consolidated financial statements fairly present in all material respects the financial condition of the Company and its consolidated subsidiaries as at such date and the results of operations of the Company and its Subsidiaries for the period ended on such date and have been prepared in accordance with GAAP consistently applied; provided that, for any financial statements delivered pursuant to Section 13.1(a)(i), such statements shall be, subject to changes resulting from normal, year-end audit adjustments and except for the absence of footnotes; and (B) no knowledge was obtained by such chief financial officer or treasurer of any Default or Event of Default, or, if any such Default or Event of Default shall exist, stating the nature and status of the applicable event or circumstance, and (b) providing a calculation of (i) the Leverage Ratio of the Guarantor and its Subsidiaries as of the end of the applicable period and (ii) Liquidity as of the last day of the fiscal quarter most recently ended together with a statement showing in reasonable detail the calculation therefor; and
(d)    On the first Business Day of each week, the Company shall notify Aron of the Liquidity of the Company as of the close of business on each Business Day of the prior week and shall (i) include evidence, reasonably satisfactory to Aron, of the account balance of each Controlled Account of the Company and (ii) be in substantially the form of Schedule II.
13.3    Notification of Certain Events. The Company shall notify Aron within one (1) Business Day after learning of any of the following events:
(a)    The Company’s or any of its Affiliates’ binding agreement to sell, lease, sublease, transfer or otherwise dispose of, or grant any Person (including an Affiliate) an option to acquire, in one transaction or a series of related transactions, all or a material portion of the Refinery assets;
(b)    The Company’s or any of its Affiliates’ binding agreement to consolidate or amalgamate with, merge with or into, or transfer all or substantially all of its assets to, another entity (including an Affiliate);
(c)    An early termination of or any notice of any “event of default” under any Base Agreement, if any;
(d)    An amendment to any Financing Agreement; provided that the Company shall notify Aron at least ten (10) Business Days prior to entering into any new Financing Agreement;
(e)    The execution of any agreement or other instrument or the announcement of any transaction or proposed transaction that contemplates or could or does result in a Change of Control;
(f)    Any event or condition that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(g)    the occurrence of any Default or Event of Default in respect of which the Company is the Defaulting Party; and
(h)    any material change in accounting policies or financial reporting practices of the Company that could reasonably be expected to cause a material change in the accounting, tracking, interpretation, calculation or determination of (i) value of Hydrocarbons or Accounts of the Company or (ii) any financial covenants and any other provisions under the Transaction Documents (including without limitation in respect of any fees or any other amounts contemplated to be owed to Aron thereunder).
13.4    Credit Support.
(a)    As security for the prompt and complete payment of all Obligations, the Company hereby pledges, assigns, conveys and transfers to Aron as margin, and hereby grants to Aron a present and continuing security interest in and to, and a general first lien upon and right of set off against, to amount of U.S. dollars constituting the Initial Margin Amount and all interest and other proceeds from time to time received, receivable or otherwise distributed in respect thereof, or in exchange therefor; provided that (i) the Company shall effect such pledge, assignment, conveyance and transfer of the Initial Margin Amount as and when required under Section 4.3 hereof and (ii) once the full amount of the Initial Margin Amount has been so pledge, assigned conveyed and transferred, the Company agrees that for the duration of the Term, it shall maintain such pledge, assignment, conveyance and transfer and take such action as Aron reasonably requests in order to perfect Aron’s continuing security interest in, and lien on (and right of setoff against), such amount. Notwithstanding the provisions of Applicable Law, if no Event of Default has occurred and is continuing with respect to Aron, then Aron shall have the right to sell, pledge, rehypothecate, assign, invest, use, commingle or otherwise use in its business all or any portion of the Initial Margin Amount, free from any claim or right of any nature whatsoever of the Company, including any equity or right of redemption by the Company. Nothing in this Section 13.4(a) shall limit any rights of Aron under any other provision of this Agreement or any other Transaction Documents, including without limitation, under Section 13.4(b) or Article 19 below. Aron will exercise reasonable care to assure the safe custody of the Initial Margin Amount to the extent required by Applicable Law.
(b)    As further security for the prompt and complete payment of all amounts due or that may become due hereunder, the Company shall grant the Lien contemplated by, comply with the terms of and maintain in full force and effect the Lien Documents and assist Aron in maintaining any UCC financing statements or other filings necessary to preserve Aron’s Liens pursuant to the Lien Documents.
ARTICLE 14

REFINERY TURNAROUND, MAINTENANCE AND CLOSURE; TERMINAL CONVERSION
14.1    The Company shall be responsible for all operations and maintenance of Included Locations which are, directly or indirectly, owned by the Company. The Company shall promptly notify Aron in writing of the date for which any inspection, maintenance, restart or turnaround at the Refinery or the Refinery Facilities has been scheduled, or any revision to previously scheduled inspection, maintenance, restart or turnaround, which may affect receipts of

Crude Oil at the Refinery, the SPM or the Storage Facilities, the processing of Crude Oil in the Refinery or the delivery of Products to Aron or by Aron to the Company or any third parties; provided that, (i) promptly after the Company completes its annual business plan with respect to any year, it shall notify Aron of any such inspection, maintenance, restart or turnaround contemplated with respect to such year and (ii) the Company shall give Aron at least two (2) months’ prior written notice of any such scheduled inspection, maintenance, restart or turnaround.
14.2    The Company shall promptly notify Aron orally (followed by prompt written notice) of any previously unscheduled downtime at the Refinery hydrocracker or Crude Oil unit exceeding twenty-four (24) hours.
14.3    In the event of a scheduled shutdown of the Refinery, the Company shall, to the extent feasible, complete processing of all Crude Oil being charged to, processed at or consumed in the Refinery at that time.
14.4    (a) Subject to Section 14.4(b) below, if at any time Aron determines that all or any portion of the facilities constituting an Included Location (in each case, “Identified Facilities”) fail to satisfy Aron’s then applicable policies and procedures (such policies and procedures to be in reasonable accordance with and not to exceed industry, regulatory and customary practices) relating to the prudent maintenance and operation of storage tanks, pipeline facilities, vessels and other infrastructure used to store or transport crude oil and/or refined products (“Aron’s Policies and Procedures”), and without limiting any other rights and remedies available to Aron hereunder or under any other Transaction Document, Aron may provide the Company notice of such failure so long as such failure is continuing and, if Aron provides such notice, the following provisions shall be applicable: (i) in the case of any Identified Facilities that are subject to the Storage Facility Agreement, upon such date as Aron shall specify, such Identified Facilities shall cease to constitute an Included Location (or part of an Included Location) for purposes hereof and any payment to Aron in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Section 10 hereof; and (ii) in the case of any Identified Facilities that are subject to a Required Storage and Transportation Arrangement, the Parties shall endeavor as promptly as reasonably practicable to execute such rights, provide such notices, negotiate such reassignments or terminations and/or take such further actions as Aron deems necessary or appropriate to terminate Aron’s status as the party entitled to use and/or hold Crude Oil or Products at such Identified Facilities and, concurrently with effecting the termination of such status, such Identified Facilities shall cease to constitute an Included Location (or part of an Included Location) for purposes hereof and any payment to Aron in respect of any Crude Oil or Products held in such Identified Facilities shall become due in accordance with the provisions of Section 10 hereof.
(b)    Aron’s rights under Section 14.4(a) above are subject to the following additional terms and conditions:
(i)    Aron shall apply Aron’s Policies and Procedures with respect to the Included Locations in a non-discriminatory manner as compared with other similar storage tanks and pipeline facilities utilized by Aron in a similar manner;

(ii)    If the failure of any Identified Facilities to satisfy Aron’s Policies and Procedures is a result of Aron’s Policies and Procedures exceeding the standards or requirements imposed under Applicable Law or good and prudent industry practice, then (1) Aron shall not require the removal of such Identified Facilities as Included Locations until the 120th day after giving the Company written notice of such failure, unless in Aron’s reasonable judgment such failure presents an imminent risk relating to such Identified Facility in which case Aron may require that such Identified Facility immediately cease to constitute an Included Location and the terms of Section 14.4(a) shall immediately become applicable, (2) during such 120 day period, Aron shall consult with the Company in good faith to determine whether based on further information provided by the Company such Identified Facilities comply with Aron’s Policies and Procedures and/or whether additional actions or procedures can be taken or implemented so that, as a result, such Identified Facilities would comply with Aron’s Policies and Procedures, and (3) if it is determined that such Identified Facilities do comply with Aron’s Policies and Procedures or, as a result of such additional actions or procedures, such Identified Facilities become so compliant within such 120 day period, then such Identified Facilities shall not cease to be Included Locations based on the noncompliance stated in Aron’s notice to the Company;
(iii)    If within the 120 day period referred to in clause (ii)(2) above, the Company has identified and diligently commenced the implementation of additional actions or procedures that are intended to result in such Identified Facilities becoming compliant with Aron’s Policies and Procedures, but such implementation cannot through commercially reasonable efforts be completed within such 120 day period, then so long as the Company continues to diligently and in a commercially reasonable manner pursue the implementation of such additional actions and procedures, Aron will extend such 120 day period up for up to an additional 60 days (or such longer period as the Parties may mutually agree) to allow for such implementation to be completed and if such implementation is completed within such additional 60 day period (or such longer period as the Parties may mutually agree), then such Identified Facilities shall not cease to be Included Locations based on the noncompliance stated in Aron’s notice to the Company; and
(iv)    If any Identified Facilities cease to be Included Locations pursuant to Section 14.4(a) above and thereafter Aron determines, in its reasonable good faith judgment, that such Identified Facilities have become compliant with Aron’s Policies and Procedures, then Aron shall promptly cooperate with the Company to reestablish such Identified Facilities as Included Locations hereunder.
14.5    If after May 31, 2022 the Company elects to convert the Refinery to a terminalling operation whereby the Company ceases to process and refine Crude Oil and other feedstocks on a permanent basis (a “Terminal Conversion”), the Company shall notify Aron no less than 90 days prior to the effective date of such Terminal Conversion and in addition:

(a)    if the Company elects to restore Refinery operations after a Terminal Conversion prior to the Expiration Date (regardless of whether the Company has terminated this Agreement prior to the Expiration Date pursuant to Section 3.3), the Company shall pay to Aron all fees Aron would have earned pursuant to this Agreement and the Fee Letter during such time if such Terminal Conversion had not happened, as calculated in good faith and in a commercially reasonably manner by Aron;
(b)    Aron may terminate this Agreement by giving written notice thereof to the Company within 30 days after receipt of a notice of a Terminal Conversion, specifying a Termination Date (on which the Parties shall perform their obligations relating to termination pursuant to Article 20) occurring on the date that is the later of (i) 30 days following the date such notice is given and (ii) the last Business Day of the immediately following calendar; and
(c)    In the event Aron does not terminate this Agreement pursuant to clause (b) above, the Parties agree to endeavor in a commercially reasonable manner to determine the terms and conditions that would need to be implemented to provide for an intermediation facility between Aron and the Company after giving effect to the Terminal Conversion and, if the Parties (each acting in its sole discretion) agree on terms and conditions that are mutually satisfactory, then they will promptly endeavor to execute an amendment to this Agreement incorporating such terms and conditions (which shall provide that in no event shall the Company commingle any Crude Oil or Products subject to such intermediation facility); provided that in any event (i) effective as of the effective date of such Terminal Conversion, the Refinery Crude Purchase Fee Price applicable to the Refinery Crude Purchase Fee and the assumed net daily crude runs of 50,000 Barrels per day through the Expiration Date shall no longer be applicable (but the Refinery Crude Purchase Fee Price shall continue to apply to any Crude Oil or Products subject to such intermediation facility) and (ii) Company shall, in consultation with Aron, re-allocate all Products Groups to the maximum extent possible to finished Product Groups.
ARTICLE 15

TAXES
15.1    (a) The Company shall pay and indemnify and hold Aron harmless against, the amount of all sales, use, gross receipts, value added, severance, ad valorem, excise, property, spill, environmental, transaction-based, or similar taxes, duties and fees, howsoever designated regardless of the taxing authority, and all penalties and interest thereon, except to the extent such penalties and interest are due to the willful misconduct of Aron (each, a “Tax” and collectively, “Taxes”), paid, owing, asserted against, or incurred by Aron directly or indirectly with respect to the Crude Oil procured and sold to Company hereunder, and the Products purchased and resold to Company hereunder, and other transactions contemplated hereunder to the greatest extent permitted by applicable law; in the event that the Company is not permitted to pay such Taxes, the amount due hereunder shall be adjusted by Aron such that the Company shall bear the economic burden of the Taxes. The Company shall pay when due such Taxes unless there is an applicable exemption from such Tax, with written confirmation of such Tax exemption to be contemporaneously provided to Aron. To the extent Aron is required by law to collect such Taxes, one hundred percent (100%) of such Taxes shall be added to invoices as separately stated charges and paid in full by the Company in accordance with this Agreement, unless the Company is exempt from such Taxes and furnishes Aron with a certificate of exemption; provided, however, that (i) the failure of Aron to separately state or collect Taxes from the Company shall not alter the liability of the Company for Taxes and (ii) Aron shall only be liable for Taxes if and to the extent that such Taxes have been separately stated and collected from the Company. Any refund or credit with respect to any Taxes paid or indemnified by Company hereunder shall belong to Company. Aron shall be responsible for all taxes imposed on Aron’s net or gross (or any derivative thereof) income, and the Company shall be responsible for all taxes imposed on the Company’s net or gross (or any derivative thereof) income. For avoidance of doubt, no taxes described in the immediately preceding sentence shall include gross receipts taxes described in the first sentence of this Section 15.1(a).
(b)    In addition to paragraph (a), the Company shall complete and file all necessary property tax returns on Aron’s behalf with respect to Crude Oil and Products, regardless of whether property tax laws place the obligation to do so on Aron or the Company, disclose Aron’s ownership interest therein, and pay such amounts as due. Provided that the Company pays (or indemnifies Aron for) all property taxes, the Company shall have the first right to claim income tax credits for such property taxes paid and shall be solely responsible for the extent to which such credits are available to or realized by the Company.
15.2    If the Company disagrees with Aron’s determination that any Tax is due with respect to transactions under this Agreement, the Company shall have the right to seek an administrative determination from the applicable taxing authority, or, alternatively, the Company shall have the right to contest any asserted claim for such Taxes, subject to its agreeing to indemnify Aron for the entire amount of such contested Tax should such Tax be deemed applicable. Aron agrees to reasonably cooperate with the Company, in the event the Company determines to contest any such Taxes. Company shall be responsible for all costs and expenses incurred by Company or Aron in the event Company decides to seek an administrative determination from the applicable taxing authority or to contest any such Taxes.
15.3    (a) The Company and Aron shall promptly inform each other in writing of any assertion by a taxing authority of additional liability for Taxes in respect of said transactions. Any legal proceedings or any other action against Aron with respect to such asserted liability shall be under Aron’s direction but the Company shall be kept reasonably informed and consulted by Aron. Any legal proceedings or any other action against the Company with respect to such asserted liability shall be under the Company’s direction but Aron shall be consulted. In any event, the Company and Aron shall fully cooperate with each other as to the asserted liability. Each Party shall bear all the reasonable costs of any action undertaken by the other at the Party’s request.

(b)    In addition to paragraph (a) and other information sharing requirements applicable to Aron and the Company, Aron and the Company shall seasonably and from time to time as is otherwise reasonable exchange and share information with each other as necessary to properly report, defend, challenge, and pay Taxes (including but not limited to sales taxes and fuel taxes and file tax returns (including without limitation any returns referred to in Section 15.1(b)), including information that supports and demonstrates total sales, sales that are exempt from Tax, and sales that are subject to Tax at a reduced rate.
15.4    Any other provision of this Agreement to the contrary notwithstanding, this Article 15 shall survive until ninety (90) days after the expiration of the statute of limitations for the assessment, collection, and levy of any Tax.
ARTICLE 16

INSURANCE
16.1    Insurance Coverages. The Company shall procure and maintain in full force and effect throughout the Term of this Agreement insurance coverages of the following types and amounts and with insurance companies rated not less than A-VII by A.M. Best Company, or otherwise reasonably acceptable to Aron, in respect of the Company’s receipt, handling and storage of Crude Oil, Products, Aron’s Property or any Collateral in connection with the Transaction Documents or the receipt, handling or storage of Crude Oil, Products, Aron’s Property or any Collateral under any required storage, transportation arrangement or any other Transaction Documents:
(a)    Property insurance for property damage including business interruption coverage on an “all risk” basis without co-insurance, including but not limited to flood, earthquake, windstorm, and tsunami, covering damage to the Refinery and Storage Facilities on a repair or replacement cost basis in an amount sufficient to repair major components of such facilities as reasonably determined pursuant to an engineering report prepared by an expert recognized by underwriters for such purpose or loss limits reasonably acceptable to Aron; provided that:
(i)    business interruption and extra expense coverage shall include an at least twelve (12) months indemnity period and shall be in an amount equal to the projected net income plus costs that would reasonably be expected to continue from the Refinery and Storage Facilities based upon the Company’s reasonable estimate thereof and Aron shall be named as loss payee or lender loss payee under such policy via customary endorsements acceptable to Aron; and
(ii)    stock throughput insurance on an “all risk” basis without co-insurance, including but not limited to flood, earthquake, windstorm, tsunami, theft and burglary. Such insurance shall cover the physical damage or loss of the Crude Oil, Products, Aron’s Property and all Collateral (including all of the foregoing that are stored at Included Locations) for the full market value or replacement value with respect to the Crude Oil, Products, Aron’s Property and all Collateral, whichever value is greater.
(b)    Commercial general liability coverage which includes bodily injury, broad form property damage and contractual liability, cross suit liability, products and completed operations liability, sudden and accidental pollution liability (excluding events that result in acidic deposition), liability arising out of wharfinger, terminal operator and/or stevedoring operations and loss, and contamination or degradation of all Crude Oil and Products with coverage in a minimum amount of $1,000,000 per occurrence and $2,000,000 in the aggregate, which coverage may be self-insured by the Company.
(c)    (i) Workers compensation in the amount required by Applicable Law, and (ii) employer’s liability with a minimum amount of $1,000,000 per accident, $1,000,000 per disease, and $1,000,000 aggregate.
(d)    Commercial automobile liability insurance in a minimum amount of $1,000,000 per accident.
(e)    Umbrella/excess liability coverage providing coverage on a follow-form basis with respect the coverage required under Sections 16.1(b) (not including contamination or degradation of Aron’s Property), (c)(ii) and (d) in a minimum amount of $450,000,000 per occurrence and in the aggregate; provided that, to the extent such limit exceeds the insurance limits available or the insurance limits available at commercially reasonable rates in the insurance marketplace, the Company will maintain the highest insurance limit available at commercially reasonable rates; provided further however, that the Company will promptly notify Aron of the Company’s inability to procure and maintain such limit of coverage.
(f)    Pollution legal liability coverage in a minimum amount of $100,000,000 per occurrence and in the aggregate for sudden and accidental pollution liability, gradual pollution liability, injury to persons or damage to property resulting from any release, spillage, leak or discharge of Product from the Refinery Facilities and Included Locations and /or the Terminal into the ambient, air, surface water, groundwater, land surface or subsurface strata. Such insurance shall include coverage for clean-up and remediation expenses that is not subject to sub-limits.
(g)    Charterer’s liability insurance (if applicable) in a minimum amount of $50,000,000 per occurrence and in the aggregate.
16.2    Additional Insurance Requirements.
(a)    The foregoing policies shall include or provide that the underwriters waive all rights of subrogation against Aron, its subsidiaries, and affiliates and their respective directors, officers, employees and agents. The insurance is primary without contribution from Aron’s insurance. The foregoing policies listed in Section 16.1(a)(i) and (ii) shall include Aron as loss payee and/or lender loss payee as per the interest of Aron in the

Crude Oil, Products, Aron’s Property and all Collateral. Applicable endorsements for a lender loss payee interest shall be acceptable to Aron. The foregoing policies (other than those listed in Sections 16.1(b), (d) and (f)) shall include Aron, its Subsidiaries, and affiliates and their respective directors, officers, employees and agents as additional insured as their respective interests may appear.
(b)    The Company shall cause its insurance carriers or its authorized insurance broker to furnish Aron with insurance certificates, in Acord form or equivalent, evidencing the existence of the coverages and the endorsements required above. The Company shall provide ten (10) days’ written notice prior to any cancellation or material modification of such insurance policy causing such policy to fail to comply with the requirements of this Article 16 becoming effective. The Company also shall provide renewal certificates prior to expiration of the policy.
(c)    The Company shall comply with all notice and reporting requirements in the foregoing policies and timely pay all premiums.
(d)    The Company shall be responsible for any deductibles or retentions that are applicable to the insurance required pursuant to Section 16.1.
(e)    All insurance required herein and in Section 16.1 with the exception of pollution legal liability should be written on an occurrence-based basis. To the extent that any of the insurance policies are written on a claims-made basis, the Company agrees to continue to maintain such insurance at least 6 years after the termination of this Agreement.
(f)    The Company shall undertake all reasonable due diligence on any third parties prior to contracting any terminaling and storage services and confirm that such appointed third parties have adequate insurance that is standard and customary to their businesses. If the third parties procure less insurance than is required of the Company under this Agreement, the Company’s insurance required herein in this Section 16.1 and 16.2 shall be excess and contingent of the third parties’ insurance.
16.3    No Reduction or Release. The mere purchase and existence of insurance does not reduce or release either Party from any liability incurred or assumed under this Agreement.
ARTICLE 17

FORCE MAJEURE
17.1    If a Party is rendered unable by an event of Force Majeure to perform in whole or in part any obligation or condition of this Agreement (the “Affected Party”), it shall not be liable to the other Party to perform such obligation or condition (except for payment and indemnification obligations) for so long as the event of Force Majeure exists and to the extent that performance is hindered by such event of Force Majeure; provided, however, that the Affected Party shall use any commercially reasonable efforts to avoid or remove the event of

Force Majeure. During the period that performance by the Affected Party of a part or whole of its obligations has been suspended by reason of an event of Force Majeure, the other Party (the “Non-Affected Party”) likewise may suspend the performance of all or a part of its obligations to the extent that such suspension is commercially reasonable, except for any payment and indemnification obligations. The Parties acknowledge that if, as a result of a Force Majeure, the Company were to suspend its receipt and/or processing of Crude Oil, then Aron would be entitled to suspend, to a comparable extent, its purchasing of Products.
17.2    The Affected Party shall give prompt oral notice to the Non-Affected Party of its declaration of an event of Force Majeure, to be followed by written notice within twenty-four (24) hours after receiving such oral notice of the occurrence of a Force Majeure event, including, to the extent feasible, the details and the expected duration of the Force Majeure event and the volume of Crude Oil or Products affected. The Affected Party also shall promptly notify the Non-Affected Party when the event of Force Majeure is terminated. However, the failure or inability of the Affected Party to provide such notice within the time periods specified above shall not preclude it from declaring an event of Force Majeure.
17.3    In the event the Affected Party’s performance is suspended due to an event of Force Majeure in excess of thirty (30) consecutive days after the date that notice of such event is given, and so long as such event is continuing, the Non-Affected Party, in its sole discretion, may terminate or curtail its obligations under this Agreement affected by such event of Force Majeure (the “Affected Obligations”) by giving notice of such termination or curtailment to the Affected Party, and neither Party shall have any further liability to the other in respect of such Affected Obligations to the extent terminated or curtailed, except for the rights and remedies previously accrued under this Agreement, any payment and indemnification obligations by either Party under this Agreement and the obligations set forth in Article 20. Without limiting any rights of any Non-Affected Party under this Article 17, the parties agree that following notice of an event of Force Majeure, they will consult in good faith to assess potential actions or steps with respect thereto.
17.4    If any Affected Obligation is not terminated pursuant to this Article 17 or any other provision of this Agreement, performance shall resume to the extent made possible by the end or amelioration of the event of Force Majeure in accordance with the terms of this Agreement; provided, however, that the term of this Agreement shall not be extended.
17.5    The Parties acknowledge and agree that the right of Aron to declare a Force Majeure based upon any failure by a Third Party Supplier to deliver Crude Oil under a Aron Procurement Contract is solely for purposes of determining the respective rights and obligations as between Aron and the Company with respect to any Crude Oil delivery affected thereby, and any such declaration shall not excuse the default of such Third Party Supplier under one or more Aron Procurement Contracts. Any claims that Aron may have as a result of such Third Party Supplier’s failure shall be subject to Section 5.9 and any other applicable provisions of this Agreement relating to claims against third parties.
17.6    If at any time during the Term any of the Required Storage and Transportation Arrangements cease to be in effect (in whole or in part) or any of the applicable Included

Pipelines or Included Tanks cease, in whole or in part, to be available to Aron pursuant to the Required Storage and Transportation Arrangements, and the foregoing is a result of or attributable to any owner or operator of such Included Pipelines or Included Tanks becoming Bankrupt or breaching or defaulting in any of its obligations relating to the Required Storage and Transportation Arrangements, then:
(a)    The Company shall promptly use commercially reasonable efforts to establish for Aron’s benefit alternative and/or replacement storage and transportation arrangements no less favorable to Aron (in Aron’s reasonable judgment) than those that have ceased to be available;
(b)    Until such alternative and/or replacement arrangements complying with clause (a) above have been established, each Party shall be deemed to have been affected by an event of Force Majeure and its obligations under this Agreement shall be curtailed to the extent such performance is hindered by such lack of effectiveness of any Required Storage and Transportation Arrangements or the availability of any pipeline or storage facility related thereto; and
(c)    Without limiting the generality of the foregoing, in no event shall Aron have any obligation under or in connection with this Agreement to store Crude Oil or Product in any pipeline or store Crude Oil or Product in any storage facility at any time from and after the owner or operator thereof becoming Bankrupt. If any such storage facility is an Included Location then Aron may, in its discretion, elect upon written notice to the Company that such storage facility shall cease to be an Included Location as of a date specified in such written notice in which case any Crude Oil or Product held by Aron therein shall be purchased by the Company in accordance with the applicable provisions of Sections 10.1 and 10.2 hereof.
ARTICLE 18

REPRESENTATIONS, WARRANTIES AND COVENANTS
18.1    Mutual Representations. Each Party represents and warrants to the other Party as of the Effective Date and each sale of Crude Oil or Refined Products hereunder, that:
(a)    It is an “Eligible Contract Participant,” as defined in Section 1a(18) of the Commodity Exchange Act, as amended from time to time, and any successor statute.
(b)    It is a “forward contract merchant” in respect of this Agreement and this Agreement and each sale of Crude Oil or Products hereunder constitutes a “forward contract,” as such term is used in Section 556 of the Bankruptcy Code.
(c)    It is duly organized and validly existing under the laws of the jurisdiction of its organization or incorporation and in good standing under such laws.

(d)    It has the corporate, governmental or other legal capacity, authority and power to execute and deliver the Transaction Documents and to perform its obligations under this Agreement, and has taken all necessary action to authorize the foregoing.
(e)    The execution, delivery and performance of the Transaction Documents and the performance of its obligations thereunder and the consummation of the transactions contemplated thereby do not violate or conflict with any Applicable Law, any provision of its constitutional documents, any order or judgment of any court or Governmental Authority applicable to it or any of its assets or any contractual restriction binding on or affecting it or any of its assets.
(f)    Except for the filing of UCC-1 or UCC-3 financing statements and the Lien Documents in applicable state and county filing offices, all governmental and other authorizations, approvals, consents, notices and filings that are required to have been obtained or submitted by it with respect to the Transaction Documents have been obtained or submitted and are in full force and effect, and all conditions of any such authorizations, approvals, consents, notices and filings have been complied with.
(g)    Its obligations under the Transaction Documents constitute its legal, valid and binding obligations, enforceable in accordance with its terms (subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law).
(h)    No Event of Default or Default has occurred and is continuing with respect to such Party, and no such event or circumstance would occur as a result of its entering into or performing its obligations under the Transaction Documents.
(i)    There is not pending or, to its knowledge, threatened against it or any of its Affiliates any action, suit or proceeding at law or in equity or before any court, tribunal, Governmental Authority, official or any arbitrator that is likely to affect the legality, validity or enforceability against it of this Agreement or its ability to perform its obligations under the Transaction Documents.
(j)    It is not relying upon any representations of the other Party other than those expressly set forth in this Agreement.
(k)    It has entered into this Agreement as principal (and not as advisor, agent, broker or in any other capacity, fiduciary or otherwise), with a full understanding of the material terms and risks of the same, and is capable of assuming those risks.
(l)    It has made its trading and investment decisions (including their suitability) based upon its own judgment and any advice from its advisors as it has deemed necessary and not in reliance upon any view expressed by the other Party.

(m)    The other Party (i) is acting solely in the capacity of an arm’s-length contractual counterparty with respect to this Agreement, (ii) is not acting as a financial advisor or fiduciary or in any similar capacity with respect to this Agreement and (iii) has not given to it any assurance or guarantee as to the expected performance or result of this Agreement.
(n)    It is not bound by any agreement that would preclude or hinder its execution, delivery, or performance of this Agreement.
(o)    Neither it nor any of its Affiliates has been contacted by or negotiated with any finder, broker or other intermediary in connection with the sale of Crude Oil or Products hereunder who is entitled to any compensation with respect thereto.
(p)    None of its directors, officers, employees or agents or those of its Affiliates has received or will receive any commission, fee, rebate, gift or entertainment of significant value in connection with this Agreement.
18.2    Company’s Representations and Covenants.
The Company hereby represents, warrants, covenants and agrees as follows:
(a)    The Company will deliver true and complete copies of the Base Agreements and all amendments thereto to Aron as and when such agreements are entered into by the Company.
(b)    The Company shall in all material respects perform its obligations under and comply with the terms of the Base Agreements and Required Storage and Transportation Arrangements as and when such agreements are entered into by the Company.
(c)    The Company shall maintain and pursue diligently all its material rights under the Base Agreements and Required Storage and Transportation Arrangements and take all reasonable steps to enforce its rights and any rights granted to the Company thereunder as and when such agreements are entered into by the Company.
(d)    With respect to any Aron Procurement Contract, Included Purchase Transaction, buy/sell transaction or other transaction subject hereto in which Aron is receiving delivery of any Crude Oil or Products from a vessel, the Company covenants and agrees that it will use commercially reasonable efforts to provide, or cause to be provided, a safe berth for such vessel free of all wharfage, dockage and quay dues or than those dues being contested in good faith for which adequate reserves have been established in accordance with GAAP, which such vessel can proceed to, lie at, and depart from, always safely afloat.
(e)    The Company shall not modify, amend or waive rights arising under any of the Base Agreements or the Required Storage and Transportation Arrangements as and

when such agreements are entered into by the Company without the prior written consent of Aron; provided, however, that if the Company provides Aron with notice, the Company may make such modifications or amendments, including extensions or elections under any of the foregoing, that do not adversely affect Aron’s rights thereunder, degrade, reduce or limit the standards applicable to the operator thereunder or otherwise interfere with Aron’s rights to use the Included Pipelines and Included Tanks subject thereto without the prior written consent of Aron.
(f)    The Company shall not cause or permit any of the Crude Oil or Products held at the Included Locations to become subject to any Liens, except for Permitted S&O Liens.
(g)    The Company represents and warrants that the Storage Facilities have been maintained, repaired, inspected and serviced in accordance with good and prudent industry standards and Applicable Law and are in good working order and repair in all respects.
(h)    The Company (i) represents and warrants that each Included Location is within the FTZ and (ii) covenants and agrees that it will cause (and take such actions as are necessary to cause) each Included Location at all times during the Term of this Agreement to continue to be within FTZ or to otherwise be entitled to the benefits of being within the FTZ (should any FTZ designation change).
(i)    Neither Company nor the Guarantor shall, from and after the Effective Date, enter into any Financing Agreement (an “Additional Financing Agreement”) unless such Additional Financing Agreement, at the time it is entered into, (i) contains provisions that recognize the respective rights and obligations of the Parties under this Agreement and the other Transaction Documents and (ii) does not adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents and the holders of Indebtedness thereunder recognizes that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted S&O Liens. Neither Company nor the Guarantor shall modify or amend (including any extensions of or elections under), or waive any rights arising under, any Additional Financing Agreement without the prior written consent of Aron, if doing so would (i) adversely affect in any respect any of Aron’s rights or remedies under this Agreement or the other Transaction Documents or (ii) cause such holder of Indebtedness thereunder to no longer recognize that Aron is the owner of Crude Oil and Products to the extent contemplated hereby and by the other Transaction Documents, free and clear of any Liens of any lender or other creditor that is party to such Financing Agreement, other than Permitted S&O Liens. The Company shall remain a party to, and cause each other party thereto, to the extent that it is a holder of Indebtedness of the Company or any of its affiliates, to remain a party to, the Acknowledgment Agreements.

(j)    To the extent deemed necessary or appropriate by Aron, the Company shall cause acknowledgements and/or releases (including without limitation, amendments or termination of UCC financing statements), in form and substance satisfactory to Aron, to be duly executed by lenders or other creditors that are party to Financing Agreements, confirming the release of any lien in favor of such lender or other creditor, other than Permitted S&O Liens, that might apply to or be deemed to apply to any Crude Oil and/or Products of which Aron is the owner as contemplated by this Agreement and the other Transaction Documents or the priority of the Lien granted to Aron under the Lien Documents, and agreeing to provide Aron with such further documentation as it may reasonably request in order to confirm the foregoing.
(k)    In the event the Company becomes Bankrupt, and to the extent permitted by Applicable Law, the Company intends that (i) Aron’s right to liquidate, collect, net and set off rights and obligations under this Agreement and liquidate and terminate this Agreement shall not be stayed, avoided, or otherwise limited by the Bankruptcy Code, including sections 362(a), 547, 548 or 553 thereof; (ii) Aron shall be entitled to the rights, remedies and protections afforded by and under, among other sections, sections 362(b)(6), 362(b)(17), 362((b)(27), 362(o), 546(e), 546(g), 546(j), 548(d), 553, 556, 560, 561 and 562 of the Bankruptcy Code; and (iii) any cash, securities or other property provided as performance assurance, credit, support or collateral with respect to the transactions contemplated hereby shall constitute “margin payments” as defined in section 101(38) of the Bankruptcy Code and all payments for, under or in connection with the transactions contemplated hereby, shall constitute “settlement payments” as defined in section 101(51A) of the Bankruptcy Code.
(l)    The Company agrees that it shall have no right to dispose of, and shall not permit the creation of, or suffer to exist, any security interest, lien, encumbrance, charge or other claim of any nature (collectively, “Liens”), other than Permitted S&O Liens, with respect to, any quantities of Crude Oil prior to the delivery thereof by Aron to the Company at the Crude Delivery Point or any quantities of Products after delivery thereof to Aron at a Products Intake Point (collectively, “Aron’s Property”). The Company authorizes Aron to file at any time and from time to time any Uniform Commercial Code financing statements describing the quantities of Aron’s Property subject to this Agreement and Aron’s ownership thereof and title thereto, as well as any cash, accounts receivables, inventory or other Collateral on which the Company has granted to Aron as a first priority Lien pursuant to the Lien Documents, and the Company shall execute and deliver to Aron, and the Company hereby authorizes Aron to file (with or without the Company’s signature), at any time and from time to time, all amendments to financing statements, assignments, continuation financing statements, termination statements, and other documents and instruments, in form reasonably satisfactory to Aron, as Aron may reasonably request, to provide public notice of Aron’s ownership of and title to the quantities of Aron’s Property subject to this Agreement and to otherwise protect Aron’s interest therein.

(m)    The Parties acknowledge that, as provided herein and in the other Transaction Documents, Crude Oil and Products owned by Aron may be subject to Permitted S&O Liens. Notwithstanding the foregoing, the Company covenants and agrees that (i) the Company in its capacity as owner and/or operator of any Storage Facilities shall not have or assert any Permitted S&O Lien with respect to any Crude Oil or Products owned by Aron (excluding, however, any Permitted S&O Lien granted to the Company by Aron pursuant to the Storage Facilities Agreement), (ii) the permissibility or existence of any Permitted S&O Liens does not, and shall not be deemed to, in any way limit the Company’s obligations hereunder and the other Transactions Documents to pay amounts that are or could be the basis for any third parties (whether or not a Governmental Authority) asserting or enforcing, or attempting to assert or enforce, any Permitted S&O Lien, including any obligations of the Company with respect to Ancillary Costs or Taxes and (iii) the permissibility or existence of any Permitted S&O Liens does not, and shall not be deemed to, limit any rights and remedies of Aron hereunder or under other Transactions Documents (subject, however, to the right of the Company to exercise any available rights, remedies, or defenses hereunder or under the other Transactions Documents).
(n)    To the extent that Aron, under any Aron Procurement Contract or Included Purchase Transaction, is obligated to make available or provide any berthing, terminalling or other marine-related facilities or services, the Company covenants and agrees that it will (or will cause) such facilities or services to be provided as and when required in accordance with the terms and conditions of such Aron Procurement Contract or Included Purchase Transaction.
(o)    If, in connection with the Company’s procurement of Crude Oil or Products from any third party (a “Company Sourcing Transaction”), Aron enters into Aron Procurement Contract or Included Purchase Transaction with the Company to purchase such Crude Oil or Products from the Company and thereunder agrees to make a prepayment to the Company for such Crude Oil or Products, then the Company covenants and agrees, with respect to such Company Sourcing Transaction, that:
(i)    any bill of lading issued under any Company Sourcing Transaction (including without limitation any change to delivery location for the relevant shipment) shall be nonnegotiable; and
(ii)    the funds prepaid by Aron to the Company under the related Aron Procurement Contract or Included Purchase Transaction shall be used exclusively by the Company to make payment to the seller under such Company Sourcing Transaction and the date by which any prepayment from Aron is due to be made shall be fixed so that promptly after the Company’s receipt of such funds it shall be required remit the same to the seller under such Company Sourcing Transaction or to post such funds as cash collateral to support a letter of credit issued to the seller under such Company Sourcing Transaction.

(p)    The volume of Sludge held in any Included Tanks shall be determined from time to time as follows:
(i)    on an annual basis, the Company shall determine the volume of Sludge in each Included Tank using Infrared Thermography to make such determination;
(ii)    so long as no Default or Event of Default with respect to the Company has occurred and is continuing, Aron may at any time require that the Company determine within thirty (30) Business Days the volume of Sludge in each Included Tank using Infrared Thermography if no such determination has been made in the immediately preceding six (6) months and the annual determination to be made under clause (i) above is not scheduled to occur within the next 30 days;
(iii)    if a Default or Event of Default with respect to the Company has occurred and is continuing, Aron may at any time require that the Company determine within thirty (30) Business Days the volume of Sludge in each Included Tank using Infrared Thermography; provided that, if the Company does not or is not able to complete such determination within such period, then Aron may elect to have an Independent Inspection Company make such determination as promptly as practicable;
(iv)    Infrared Thermography shall be used in determining the Sludge volumes to be determined as of any Termination Date;
(v)    if the Company makes any volume determination pursuant to the preceding clauses, it shall promptly provide the results of such determination to Aron in writing; and
(vi)    during the Term hereof, for purposes of calculations under Sections 10.1 and 10.2, Aron shall use the most recently Sludge volumes determined pursuant to the foregoing clauses to calculate the volumes of Crude Oil and Products owned by Aron in the Included Tanks.
(q)    The Company shall be the importer of record of all shipments of Crude Oil or Products held in the Included Tanks.
(r)    In connection with Aron’s procurement of Crude Oil or Products, whether from the Company or any third party, under an Aron Procurement Contract or an Included Purchase Transaction (each a “Sourcing Transaction”) or Aron’s provision of a Crude Payment Undertaking or Product Payment Undertaking (each, a “Payment Undertaking”) with respect to any Refinery Procurement Contract or Refinery Product Contract, the Company covenants and agrees that any costs, losses or damages that Aron may incur directly as a result of such Sourcing Transaction or Payment Undertaking, including due to failure by the Company or any such third party to deliver the Crude Oil or Products subject to such Sourcing Transaction, Refinery Procurement Contract or Refinery Product Contract, shall constitute Ancillary Costs and be for the account of the Company and claims arising in connection therewith shall be subject to Section 5.9 hereof.
(s)    The Company covenants and agrees that it shall be solely responsible for conducting any line flushes using the SPM and any and all Liabilities arising as a result of or in connection with any such line flushes, and acknowledges that Aron shall have no involvement or role in or responsibility of any nature with respect to such activities and that the Company will endeavor to procure for Aron from any third parties involved in any such line flush, including vessel operator and charterers and Third Party Suppliers, written acknowledgment or confirmation in form and substance satisfactory to Aron acknowledging and confirming the foregoing.
(t)    Subsidiaries. As of the date hereof, the Company has no Subsidiaries. The Company covenants and agrees that it shall not create or acquire any Subsidiaries without the written consent of Aron.
(u)    Included Locations. The (x) Included Locations that are owned (or exclusively leased) by the Company and (y) Included Locations that are not owned (or exclusively leased) by the Company, to the knowledge of the Company, have been maintained, repaired, inspected and serviced in accordance with good and prudent industry standards and Applicable Law and are in good working order and repair in all respects.
(v)    Ordinary Course of Business. All purchases and sales of Crude Oil and Products by the Company are and shall be made in the ordinary course of business.
(w)    [Reserved].
(x)    Payment of Taxes. All Tax returns and reports of the Company required to be filed by it have been timely filed, and all Taxes, assessments, fees and other governmental charges upon the Company and upon their properties, income, businesses and franchises that are due and payable, have been paid when due and payable, except (a) Taxes that are being contested in good faith by appropriate proceedings and for which the Company has set aside on its books reserves with respect thereto to the extent required by GAAP and (b) to the extent that the failure to do so would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(y)    Properties. The Company has (i) good, sufficient and marketable title to (in the case of fee interests in real property), (ii) valid leasehold interests in (in the case of leasehold interests in real or personal property), (iii) valid licensed rights in (in the case of licensed interests in intellectual property) and (iv) good title to (in the case of all other personal property) all of its material assets, (a) as of the Second Restatement Effective Date, reflected in the financial statements previously delivered to Aron hereunder or, (b)  on each day of the Term after the Second Restatement Effective Date, reflected in the consolidated financial statements of the Company most recently delivered pursuant to Section 13.1(a), in each case (A) except for assets Disposed of since the date of such financial statements in the ordinary course of business or as otherwise permitted by the Transaction Documents, (B) except for Permitted Liens and defects that, individually or in the aggregate, do not materially detract from the value of the affected property or interfere with the ordinary conduct of business of the Company and (C) where the failure to have such title, leasehold or other interest, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.
(z)    Environmental Matters. Except with respect to any matters that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the Company (a) has not failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (b) has not become subject to any Environmental Liability, (c) has not received notice of any claim with respect to any Environmental Liability or (d) does not knows of any basis for any Environmental Liability.
(aa)    Solvency. On the Second Restatement Effective Date (after giving effect to the transactions contemplated to occur on such date), and on each other Credit Date, the Company is Solvent. For purposes hereof, “Solvent” means as to any Person, such Person, (a) owns assets whose fair salable value is greater than the amount required to pay all of its debts (including contingent, subordinated, unmatured and unliquidated liabilities); (b) owns assets whose present fair salable value (as defined below) is greater than the probable total liabilities (including contingent, subordinated, unmatured and unliquidated liabilities) of such Person as they become absolute and matured; (c) is able to pay all of its debts as they mature; (d) has capital that is not unreasonably small for its business and is sufficient to carry on its business and transactions and all business and transactions in which it is about to engage; (e) is not “insolvent” within the meaning of Section 101(32) of the Bankruptcy Code; and (f) has not incurred (by way of assumption or otherwise) any obligations or liabilities (contingent or otherwise) under any Transaction Documents, or made any conveyance in connection therewith, with actual intent to hinder, delay or defraud either present or future creditors of such Person or any of its Affiliates; and “Fair salable value” means the amount that could be obtained for assets within a reasonable time, either through collection or through sale under ordinary selling conditions by a capable and diligent seller to an interested buyer who is willing (but under no compulsion) to purchase.
(bb)    Compliance with Laws. The Company is in compliance with all Applicable Laws, including all orders and other restrictions imposed by any Governmental Authority, in respect of the conduct of its business and the ownership and operation of its properties (including compliance with all applicable Environmental Laws), except where such failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(cc)    Disclosure. None of the documents, certificates or statements or any other written information (other than financial projections (including financial estimates, budgets, forecasts and other forward-looking information) and information of general economic or industry-specific nature) furnished to Aron by or on behalf of the Company in connection with the negotiation of or pursuant to this Agreement or any other Transaction Document or otherwise in connection with the transactions contemplated hereby and thereby, when taken as a whole, contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which they were made (after giving effect to all supplements theretofore provided); provided that, with respect to financial projections, financial estimates, budgets, forecasts and other forward-looking information, the Company represent only that such information was prepared in good faith based upon estimates and assumptions believed by the Company to be reasonable at the time such information is so furnished (it being understood that such information is not a guarantee of financial or other performance and actual results may differ therefrom and that such differences may be material).
(dd)    Collateral Matters.
(i)    The Pledge and Security Agreement creates in favor of Aron a valid and enforceable security interest in the Collateral and when financing statements in appropriate form are filed in the applicable filing offices, the security interest created under the Pledge and Security Agreement will constitute a fully perfected security interest in all right, title and interest of the Company in the Collateral to the extent perfection can be obtained by filing UCC financing statements, prior and superior in right to any other Person, but subject to Permitted Liens.
(ii)    Each Lien Document, upon execution and delivery thereof by the parties thereto and the making of the filings and taking of the other actions provided for therein, will be effective under Applicable Law to create in favor of Aron a valid and enforceable security interest in the Collateral subject thereto, and will constitute a fully perfected security interest in all right, title and interest of the Company in the Collateral subject thereto to the extent perfection may be achieved by making the filings and taking the other actions provided for therein, prior and superior to the rights of any other Person, except for rights secured by Permitted Liens.
(ee)    Crude Oil and Products. All Crude Oil sold by the Company to Aron or in respect of which Aron makes an advance constituting a Discretionary Draw Advance to the Company under the Transaction Documents conforms with the requirements set forth in the definition of “Crude Oil” and Schedule A. All Products sold by the Company to Aron or in respect of which Aron makes an advance constituting a Discretionary Draw Advance to the Company under the Transaction Documents conforms with the requirements set forth for such Products in Schedule A, and all such Products are merchantable and saleable.
18.3    Acknowledgment. The Company acknowledges and agrees that (1) Aron is a merchant of Crude Oil and Products and may, from time to time, be dealing with prospective counterparties, or pursuing trading or hedging strategies, in connection with aspects of Aron’s business which are unrelated hereto and that such dealings and such trading or hedging strategies may be different from or opposite to those being pursued by or for the Company, (2) Aron may, in its sole discretion, determine whether to advise the Company of any potential transaction with a Third Party Supplier and prior to advising the Company of any such potential transaction Aron may, in its discretion, determine not to pursue such transaction or to pursue such transaction in connection with another aspect of Aron’s business and Aron shall have no liability of any nature to the Company as a result of any such determination, (3) Aron has no fiduciary or trust obligations of any nature with respect to the Refinery or the Company or any of its Affiliates, (4) Aron may enter into transactions and purchase Crude Oil or Products for its own account or the account of others at prices more favorable than those being paid by the Company hereunder and (5) nothing herein shall be construed to prevent Aron, or any of its partners, officers, employees or Affiliates, in any way from purchasing, selling or otherwise trading in Crude Oil, Products or any other commodity for its or their own account or for the account of others, whether prior to, simultaneously with or subsequent to any transaction under this Agreement.
18.4    Economic Sanctions/Anti-Bribery Provisions.
(a)    Each Party shall comply with relevant applicable laws and regulations pertaining to bribery and corruption in connection with this Agreement and has instituted and maintains policies and procedures reasonably designed to ensure compliance with all applicable laws, regulations, rules and requirements of the United Kingdom, the United States of America or any other applicable jurisdiction relating to anti-bribery or anti-money laundering. Each party agrees that it shall take reasonable steps to ensure that individuals and entities performing services for or on its behalf has complied with all applicable laws and regulations pertaining to bribery and corruption in connection with this agreement. Without limiting the generality of the foregoing, each Party covenants and agrees that it shall not, directly or indirectly engage in other acts or transactions, in each case, if this is in violation of or inconsistent with the anti-bribery or anti-money laundering legislation of any applicable government, including, as applicable, U.S. Foreign Corrupt Practices Act, the U.K. Anti-Terrorism, Crime and Security Act 2001 and the applicable country legislation implementing either the United Nations Convention against Corruption or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions.
(b)    Each Party further represents, warrants and agrees that (i) no provision of this Agreement shall be interpreted to require it or any of its Affiliates to take, or refrain from taking, any action that would cause it or any of its Affiliates to violate or be subject to penalty under applicable economic sanctions laws and regulations of the United Kingdom, the European Union, the United Nations or the United States of America,

including U.S. laws restricting participation in or compliance with certain foreign boycotts, directly or indirectly, as contained in the U.S. Export Administration Act of 1979 and the U.S. Internal Revenue Code; (ii) neither Party, nor any of its respective directors, officers, subsidiaries, agents, employees or controlled affiliates, is an individual or entity (each, an “Associated Person”) that is (i) the subject of any sanctions administered or enforced by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury, the United Nations Security Council, the European Union, Her Majesty’s Treasury or other applicable sanctions authority or pursuant to the U.S. Iran Sanctions Act, or (ii) located, organized, or resident in a country or territory that is the subject of applicable sanctions (including, without limitation, the Crimea region of Ukraine (as defined under applicable sanctions), Cuba, Iran, North Korea, Sudan, and Syria); and, further, neither it nor any of its respective Associated Persons shall, directly or indirectly, use the proceeds, if any, received from the other Party, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Associated Person, to fund any activities or business of or with any Associated Person or in any country or territory that, at the time of such funding, is the subject of the foregoing economic sanctions, or in any manner that will result in a violation of such sanctions by any Associated Person, unless permitted by law.
(c)    The Company represents, warrants and covenants to Aron that no Crude Oil or Products originate or will originate from, are or will be derived in whole or in part from any article which is grown, produced, or manufactured in, or have been transported through, the Crimea region of Ukraine (as defined under applicable sanctions), Cuba, Iran, North Korea, Sudan, Syria, or any other country or territory that is the subject of the foregoing economic sanctions, for so long as such country or territory is the subject of economic sanctions. The Company further agrees that, in no event, shall Aron be obligated to take delivery of any Crude Oil or Products, whether from the Company or any other party, that would violate the representation, warranty and covenant in the preceding sentence.
18.5    Additional Covenants.
(a)    (i) The Company shall not agree to any amendment, modification, consent or waiver to the Long-Term Terminalling Agreement that would reasonably be expected to adversely affect in any material respect Aron or any rights Aron may have with respect to the Long-Term Terminalling Agreement, in each case, without the consent of Aron. (ii) The Company shall not agree to any early termination of the Long-Term Terminalling Agreement without the consent of Aron.
(b)    The Company shall (i) provide to Aron at least 3 Business Days’ prior written notice of any anticipated change in the storage tanks that are available under the Long-Term Terminalling Agreement, including without limitation, any changes occurring pursuant to Schedule K to the Long-Term Terminalling Agreement, (ii) notify Aron concurrently with or promptly after any change (whether or not anticipated) to any storage tanks available under the Long-Term Terminalling Agreement having become effective and (iii) promptly execute such amendments to this Agreement (including the Schedules hereto) and other documents, and take such other actions, as Aron shall request in order to reflect any such changes or to confirm Aron’s rights with respect to any Hydrocarbons stored the tanks affected by such changes.
(c)    During the term, the Company covenants as follows:
(i)    Liens. The Company will not create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than Permitted Liens, except to the extent such property, asset or revenue constitutes Notes Collateral.
(ii)    Indebtedness. The Company will not create, incur, assume or suffer to exist any Indebtedness, except:
(A)    Indebtedness under the Transaction Documents;
(B)    (i) Indebtedness outstanding on the date hereof and pursuant to documentation listed on Schedule EE, (ii) Indebtedness under the Indentures and the Notes, and (iii) Indebtedness under the ABL Facility and, in each case, any refinancings, refundings, renewals or extensions thereof; provided that (1) the aggregate principal amount of such Indebtedness (including any undrawn principal amounts that are or may become available pursuant to the terms of such documentation as in effect on the Second Restatement Effective Date) is not increased at the time of such refinancing, refunding, renewal or extension except by an amount equal to a reasonable premium, breakage or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing, refunding, renewal or extension and by an amount equal to any existing commitments unutilized thereunder and (2) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Company or Aron than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate;
(C)    guarantees of the Company in respect of Indebtedness otherwise permitted hereunder or under this Agreement;
(D)    obligations (contingent or otherwise) of the Company not secured by a Lien existing or arising under any Swap Contract, provided that (1) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, assets, or property held or reasonably anticipated by such Person and not for purposes of speculation; and (2) such Swap Contract does not contain any provision exonerating the non-defaulting party from its obligation to make payments on outstanding transactions to the defaulting party;
(E)    (i) capital leases and leases giving rise to Synthetic Lease Obligations (excluding the catalyst leases and leases giving rise to Synthetic Lease Obligations described in clause (ii) of this Section 18.5(c)(ii)(E)), relating to equipment or real estate used in the business of the Company; provided that at the time any such lease is entered into, the aggregate remaining Indebtedness under all such leases then in existence shall not exceed $10,000,000 and (ii) capital leases and leases giving rise to Synthetic Lease Obligations with respect to the catalyst and related metals necessary or useful in the operation of the Refinery;
(F)    Indebtedness incurred to pay all or a portion of the purchase price of equipment or machinery used in the ordinary course of business of the Company, not to exceed $5,000,000 outstanding at any time;
(G)    Indebtedness incurred to pay all or a portion of the purchase price of equipment or machinery installed or otherwise utilized or obtained in connection with any turnaround at the Refinery;
(H)    Indebtedness of the Company under Section 18.5(c)(iii);
(I)    unsecured Indebtedness arising under intercompany transactions with any Affiliate entered into in the ordinary course of the Company’s and such Affiliate’s business;
(J)    Indebtedness arising from the endorsement of instruments or other payment items for deposit in the ordinary course of business or in respect of netting services, overdraft protection, and other like services in the ordinary course of business;
(K)    Indebtedness of the Company with respect to performance bonds, surety bonds, appeal bonds, guarantees or customs bonds required in the ordinary course of business or in connection with the enforcement of rights or claims of the Company or in connection with judgments that do not result in a Default or an Event of Default, provided that the aggregate outstanding amount of all such performance bonds, surety bonds, appeal bonds, guarantees and customs bonds permitted by this clause (K) shall not at any time exceed $5,000,000.00;

(L)    Indebtedness owed to any Person providing property, casualty, liability, or other insurance to the Company, so long as the amount of such Indebtedness is not in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of such insurance for the period in which such Indebtedness is incurred;
(M)    reimbursement obligations associated with letters of credit issued (i) solely for the purchase of crude oil, refined products, and other feedstock acquired by the Company in the ordinary course of business whether such reimbursement obligations are secured or unsecured, or (ii) for general business purposes in the ordinary course of business but, with respect to this clause (ii), not at any time exceeding $2,000,000.00 (collectively, letters of credit issued pursuant to clauses (i) or (ii), “Permitted Letters of Credit”);
(N)    obligations arising under indemnities, guarantees, or contracts for the acquisition of services, supplies or goods, in the ordinary course of business;
(O)    unsecured Indebtedness incurred in the ordinary course of business in an aggregate principal amount not to exceed $5,000,000.00 at any time outstanding;
(P)    Indebtedness with respect to the Term Loan and Guaranty Agreement, dated as of January 11, 2019, among Par Pacific, Par Petroleum, LLC, Par Petroleum Finance Corp., the guarantors party thereto from time to time, the lenders party thereto from time to time and Goldman Sachs Bank USA, as administrative agent for the lenders (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Agreement”) in an aggregate principal amount not to exceed $250,000,000 plus additional principal amounts that are permitted to be incurred under the Term Loan Agreement (as such agreement was in effect on January 11, 2019 and without giving effect to any amendments thereto), and any refinancing, refunding, renewal or extension thereof; provided that (1) the aggregate principal amount of such Indebtedness is not increased at the time of such refinancing, refunding, renewal or extension except by (A) additional principal amounts that are contemplated by the Term Loan Agreement (as such agreement was in effect on January 11, 2019 and without giving effect to any amendments thereto), and (B) an amount equal to a reasonable premium or other reasonable amount paid, and fees and expenses reasonably incurred, in connection with such refinancing, refunding, renewal or extension and by an amount equal to any existing commitments unutilized thereunder and (2) the terms relating to principal amount, amortization, maturity, collateral (if any) and subordination (if any), and other material terms taken as a whole, of any such refinancing, refunding, renewing or extending Indebtedness, and of any agreement entered into and of any instrument issued in connection therewith, are no less favorable in any material respect to the Company or Aron than the terms of any agreement or instrument governing the Indebtedness being refinanced, refunded, renewed or extended and the interest rate applicable to any such refinancing, refunding, renewing or extending Indebtedness does not exceed the then applicable market interest rate; and
(Q)    Indebtedness constituting Pari Passu Lien Hedge Agreements (as defined in and permitted under the Indentures) and guarantees thereof.
(iii)    Permitted Hedging.
(A)    The Company shall not create, incur, assume or permit to exist any obligation under any Swap Contract relating to Crude Oil and Product, other feedstocks, other refined petroleum products or other hydrocarbons other than Specified Hedging Agreements that (I) reference Crude Oil or Products, (II) are executed at market prices and are settled based on one or more indices that are highly correlated to the purchase prices and sales prices of the referenced Crude Oil or Products, and (III) have a term not exceeding 18 months; provided that, notwithstanding the foregoing, the Company and its Subsidiaries shall not be in breach of this Section 18.5(c)(iii)(A) by entering into this Agreement and entering into any transactions thereunder or contemplated thereby.
(B)    The Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or permit to exist any obligation under any Crack Spread Hedges that would result in the aggregate number of Product barrels (based on the notional volumes of such transactions) scheduled to settle thereunder in any single monthly period, as of any date, exceeding the applicable Maximum Hedged Capacity. As used herein, “Maximum Hedged Capacity” means, as of any day, on a product-by-product basis, (i) for each of the next 6 calendar months (the “Initial Period”), the aggregate volume of Products not exceeding 75% of the Refinery’s average monthly projected production volume of Products in such Initial Period, (ii) each of the next 6 calendar months immediately following the Initial Period (the “Second Period”), the aggregate volume of Products not exceeding 50% of the Refinery’s average monthly projected production volume of Products in such Second Period and (iii) for each of the next 6 calendar months immediately following the Second Period (the “Third Period”), the aggregate volume of Products not exceeding 25% of the Refinery’s average monthly projected production volume of Products in such Third Period.

(iv)    Asset Dispositions. The Company shall not make any Disposition, except:
(A)    Dispositions of obsolete or worn-out property, whether now owned or hereafter acquired, in the ordinary course of business;
(B)    Dispositions of inventory in the ordinary course of business;
(C)    Dispositions of equipment or real property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;
(D)    the Company may lease (as lessee) or license (as licensee) real or personal property in the ordinary course of business so long as any such lease or license does not create a capital lease obligation or Synthetic Lease Obligation except to the extent permitted by Section 18.5(c)(ii)(E);
(E)    the Company may grant licenses, sublicenses, leases or subleases to other Persons not materially interfering with the conduct of the business of the Company, in each case so long as no such grant otherwise affects Aron’s security interest in the asset or property subject thereto;
(F)    the Company may liquidate or otherwise dispose of cash equivalents in the ordinary course of business, in each case for cash at fair market value;
(G)    the Company may dispose of property and assets to the extent such property and assets were the subject of a casualty or of condemnation proceedings upon the occurrence of an event that gives rise to the receipt by the Company or any of its Subsidiaries of any cash insurance proceeds or condemnation awards payable (i) by reason of theft, loss, physical destruction, damage, taking or any other similar event with respect to any property or assets of the Company or (ii) under any policy of insurance maintained by any of them;
(H)    Dispositions of the Company’s vehicles in the ordinary course of business; and
(I)    Dispositions of property or assets in transactions not otherwise permitted by this Section 18.5(c)(v) provided the net sale proceeds received from all assets or property sold pursuant to this clause (H) shall not exceed $5,000,000.00 in any fiscal year of the Company.

(v)    Transactions with Affiliates. Except as otherwise permitted under this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to:
(A)    create any Subsidiaries;
(B)    other than intercompany transactions between the Company and Par Pacific or any of its Subsidiaries in the ordinary course of business related to tax sharing, shared corporate offices space, payroll and other administrative matters (collectively, “Corporate Overhead Expenses”), enter into any transaction, including the purchase, sale or exchange of property or the rendering of any services, with any Related Party of the Company, or enter into, assume or suffer to exist, or permit any Subsidiary to enter into, assume or suffer to exist, any employment, consulting, management or similar contract with any Related Party of the Company, except in the ordinary course of the Company’s or such Subsidiary’s business and upon fair and reasonable terms not less favorable to the Company or such Subsidiary than it would obtain in a comparable arm’s length transaction with a Person not a Related Party;
(C)    allocate (or have allocated to it by Par Pacific or any of its Subsidiaries) Corporate Overhead Expenses other than in a fair, equitable, proportionate and consistent manner;
(D)    make or become obligated to make payment of management or similar fees to Par Pacific; or
(E)    purchase or otherwise acquire the Equity Interests, assets (constituting a business unit), obligations or other securities of or any interest in any Affiliate of the Company, or otherwise extend any credit to, guarantee the obligations of or make any additional investments in any Affiliate of the Company.
(vi)    Investments. Except as otherwise permitted under this Agreement, the Company shall not make any Investments except for:
(A)    Investments consisting of cash equivalents or securities held in a Controlled Account; and
(B)    transactions in the ordinary course of business with Affiliates or third parties entered into on fair and reasonable terms which, in the case of any transaction with an Affiliate, are on terms not less favorable to the Company than it would obtain in a comparable arm’s length transaction with a Person which is not an Affiliate.

(vii)    Other Intermediation Agreements. With respect to any “Intermediation Agreement” (as defined in the Indentures) and “Intermediation Facility” (as defined in the ABL Facility) to which an “Intermediation Counterparty” (as defined in the Indentures) other than Aron is party (each, an “Other Intermediation Agreement”), (i) the Company shall, and shall cause its Affiliates to, comply with the terms, conditions and covenants in the Indentures and/or the Term Loan Agreement relating to Intermediation Agreements and in the ABL Facility relating to Intermediation Facilities and (ii) the Company shall, and shall cause its Affiliates to, promptly provide to Aron copies of all notices, amendments, waivers, consents and other similar documents executed and delivered under the Indentures and/or the Term Loan Agreement relating to any such Intermediation Agreement or under the ABL Facility relating to any such Intermediation Facility.
(viii)    Minimum Liquidity. The Company covenants and agrees that it shall not permit the Liquidity of the Company for any three consecutive Business Days to be less than $15,000,000.00 at any time with at least $7,500,000.00 of such Liquidity consisting of cash and cash equivalents.
(ix)    Restricted Payments.  The Company will not declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that the Company may make Restricted Payments in the form of cash distributions at any time:
(A)    if, at the time of and after giving effect to such Restricted Payment, (A) the Liquidity of the Company would be at least $20,000,000.00 with at least $8,750,000.00 of such Liquidity consisting of cash and cash equivalents, and (B) no Default or Event of Default shall have occurred and be continuing at the time or would result therefrom.  On or prior to any Business Day on which any Restricted Payment under this Section 18.5(c)(ix) is made (but no more than 15 Business Days preceding such Business Day), the chief executive officer, president, chief financial officer, or vice president-finance of the Company shall deliver a certificate to Aron notifying Aron of such Restricted Payment, providing a summary in reasonable detail of the calculation of the amount thereof, and certifying that at the time Restricted Payment is made the Company shall be in compliance with this Section 18.5(c)(ix). Promptly after effecting any Restricted Payment under this Section 18.5(c)(ix), the chief executive officer, president, chief financial officer, or vice president-finance of the Company shall deliver a certificate to Aron certifying Aron that such Restricted Payment has been made in compliance with this Section 18.5(c)(ix); and
(B)    in the amounts (A) necessary to enable any holder of the Equity Interests of the Company (a “Member”) to pay its federal and state income tax obligations; (B) necessary to enable Par Pacific to pay its Federal and state income taxes, in each case (without duplication) attributable to allocations of income and gains, offset by losses and deductions, allocable by the Company to such Member and by such Member to Par Pacific; and (C) equal to the Federal and state income taxes that the Company would owe (or is estimated to owe) for such quarter if the Company were a standalone income tax filer and reporting entity without taking into account any utilization of any net operating loss carryforwards or other tax attributes of Par Pacific; provided that the amount of Restricted Payments paid pursuant to Section 18.5(c)(ix)(A) and Section 18.5(c)(ix)(B) to enable such Member and Par Pacific to pay Federal and state income taxes at any time shall not exceed the amount of such Federal and state income taxes actually owing by such Member and Par Pacific at such time for the respective period attributable and after giving effect to such allocations of income, gains, losses and deductions. The Company shall notify Aron promptly upon making any such Restricted Payment under this Section 18.5(c)(ix).
ARTICLE 19

DEFAULT AND TERMINATION
19.1    Events of Default. Notwithstanding any other provision of this Agreement, the occurrence of any of the following shall constitute an “Event of Default”:
(a)    Either Party fails to make payment when due (i) under Article 10, Article 11, Article 20 or any Company Purchase Agreement within one (1) Business Day after a written demand therefor (it being understood and agreed that delivery of an invoice by Aron to the Company for any payment hereunder shall constitute written demand therefor) or (ii) under any other provision hereof or any other Transaction Document within five (5) Business Days; or
(b)    Other than a default described in Section 19.1(a), 19.1(c), or 19.1(k), either Party (or, if applicable, any Affiliate of such Party that is party to a Transaction Document) fails to perform any material obligation or covenant to the other under this Agreement or any other Transaction Document, which is not cured to the reasonable satisfaction of the other Party (in its reasonable discretion) within ten (10) Business Days after the date that such Party receives written notice that such obligation or covenant has not been performed; or
(c)    Either Party (or, if applicable, any Affiliate of such Party that is party to a Transaction Document) breaches any material representation or material warranty made or repeated or deemed to have been made or repeated by the Party, or any warranty or representation proves to have been incorrect or misleading in any material respect when made or repeated or deemed to have been made or repeated under any Transaction Document; provided, however, that if such breach is curable, such breach is not cured to the reasonable satisfaction of the other Party within ten (10) Business Days after the date that such Party receives notice that corrective action is needed; or
(d)    Either Party becomes Bankrupt; or
(e)    Either Party or any of its Designated Affiliates (1) defaults under a Specified Transaction and, after giving effect to any applicable notice requirement or grace period, there occurs a liquidation of, an acceleration of obligations under, or any early termination of, that Specified Transaction, (2) defaults, after giving effect to any applicable notice requirement or grace period, in making any payment or delivery due on the last payment, delivery or exchange date of, or any payment on early termination of, a Specified Transaction (or such default continues for at least three (3) Business Days if there is no applicable notice requirement or grace period) or (3) disaffirms, disclaims, repudiates or rejects, in whole or in part, a Specified Transaction (or such action is taken by any person or entity appointed or empowered to operate it or act on its behalf); or either Party or any Affiliate of such Party that is party to any credit support document provided pursuant hereto or in connection herewith, disaffirms, disclaims, repudiates or rejects, in whole or in party, such credit support document or its obligations thereunder; or
(f)    A Master Agreement Termination Event occurs with respect to either Party;
(g)    A Change of Control; or
(h)    The Company fails, after giving effect to any applicable notice requirement or grace period, to perform its obligations under, comply with, or maintain in any material respect a Base Agreement or the Required Storage and Transportation Arrangements, if any; or
(i)    The Company sells, leases, subleases, transfers or otherwise disposes of, in one transaction or a series of related transactions, all or a material portion of the assets of the Refinery; or
(j)    The Company (i) consolidates or amalgamates with, merges with or into, or transfers all or substantially all of its assets to, another entity (including an Affiliate) or any such consolidation, amalgamation, merger or transfer is consummated, and (ii) (A) the successor entity resulting from any such consolidation, amalgamation or merger or the Person that otherwise acquires all or substantially all of the assets of the Company does not assume, in a manner reasonably satisfactory to Aron, all of the Company’s obligations hereunder and under the other Transaction Documents, or (B) in the reasonable judgment of Aron, the creditworthiness of the resulting, surviving or transferee entity, taking into account any guaranties, is materially weaker than the Company immediately prior to the consolidation, amalgamation, merger or transfer; or

(k)    The Company fails to perform or observe any term, covenant or agreement contained in any of Section 18.5(c)(i) (Liens), Section 18.5(c)(ii) (Indebtedness), Section 18.5(c)(iv) (Asset Dispositions), or Section 18.5(c)(v) (Transactions with Affiliates); or
(l)    There shall occur, after giving effect to any applicable notice requirement or grace period, either (A) a default, event of default or other similar condition or event (however described) in respect of the Company under one or more agreements or instruments relating to Indebtedness (other than the indebtedness under the Transaction Documents) in an aggregate amount of not less than One Million dollars ($1,000,000.00) which has resulted in such Indebtedness becoming due and payable under such agreements and instruments before it would have otherwise been due and payable or (B) a default by the Company in making one or more payments on the due date thereof in an aggregate amount of not less than One Million dollars ($1,000,000.00) under such agreements or instruments (after giving effect to any applicable notice requirement or grace period); or
(m)    There shall occur (i) any failure of any Note Issuer or any Affiliate of a Note Issuer to make any payment when due (beyond any applicable grace or cure period) under the ABL Facility, the Indentures, the Term Loan Agreement or any other Secured Debt (as defined in the Indentures) or (ii) any default, event of default or other similar condition or event (however described) in respect of any Note Issuer or any Affiliate of a Note Issuer under the Indentures, the Term Loan Agreement or the ABL Facility and such default, event or condition has resulted in the indebtedness or obligations of such Note Issuer or Affiliate becoming due and payable thereunder before they would otherwise have been due and payable; or
(n)    Any of the following: (i) the Guarantor fails to perform or otherwise defaults in any obligation under the Guaranty, (ii) the Guarantor becomes Bankrupt, (iii) the Guaranty expires or terminates or ceases to be in full force and effect prior to the satisfaction of all obligations of the Company to Aron under this Agreement and the other Transaction Documents, or (iv) the Guarantor disaffirms, disclaims, repudiates or rejects, in whole or in part, or challenges the validity of, the Guaranty; or
(o)    One or more judgments shall be entered against the Company and the same shall remain undischarged for a period of sixty (60) consecutive days during which execution shall not be effectively stayed by reason of a pending appeal or otherwise, or such judgement shall not have been satisfied, vacated or bonded pending appeal, or any action shall be legally taken by a judgment creditor to levy upon assets or properties of the Company to enforce any such judgment and such judgment either (i) is for the payment of money in an aggregate amount in excess of Five Million dollars ($5,000,000.00) or (ii) is for injunctive or other non-monetary relief and would reasonably be expected to result in a Material Adverse Effect.
19.2    Remedies Upon Event of Default.

(a)    Notwithstanding any other provision of this Agreement, if any Event of Default with respect to the Company, on the one hand, or Aron, on the other hand (such defaulting Party, the “Defaulting Party”) has occurred and is continuing, Aron (where the Company is the Defaulting Party) or the Company (where Aron is the Defaulting Party) (such non-defaulting Party or Parties, the “Non-Defaulting Party”) may, without notice, (i) declare all of the Defaulting Party’s obligations under this Agreement and the Commodity Forward Agreement to be forthwith due and payable (except that in the case of any Event of Default under Section 19.1(d), all such obligations shall automatically and without any such declaration become forthwith due and payable) all without presentment, demand, protest or further notice of any kind, all of which are expressly waived by the Defaulting Party, including the Discretionary Draw Advance then outstanding, all Exposure Default Interest accruing pursuant to Section 11.10(b) and any and all other amounts due pursuant to the Fee Letter or any other Transaction Document; (ii) terminate the Discretionary Draw Commitment and/or (iii) subject to Section 19.2(c), exercise any rights and remedies provided or available to the Non-Defaulting Party under this Agreement or at law or equity, including all remedies provided under the Uniform Commercial Code and as provided under this Section 19.2. It is expressly agreed that all such obligations shall be due and payable as a result of any acceleration pursuant to this Section 19.2, including (without limitation) in the case of any automatic acceleration resulting from an Event of Default under Section 19.1(d) and all such obligations shall survive and continue to be due and payable following an Event of Default under Section 19.1(d).
(b)    Notwithstanding any other provision of this Agreement, if an Event of Default has occurred and is continuing with respect to the Defaulting Party, the Non-Defaulting Party shall have the right, immediately and at any time(s) thereafter, to terminate this Agreement and the Commodity Forward Agreement (and any other contract or agreement that may then be outstanding among the Parties that relates specifically to this Agreement, including any Transaction Document) and, subject to Section 19.2(c), to liquidate and terminate any or all rights and obligations under this Agreement, the Commodity Forward Agreement and such other Transaction Documents; provided that, in the event Aron is the Non-Defaulting Party, neither this Agreement nor the Commodity Forward Agreement shall be deemed to have terminated in full until Aron shall have disposed of all Crude Oil and Products owned or maintained by Aron in connection herewith. The Settlement Amount (as defined below) shall be calculated in a commercially reasonable manner based on such liquidated and terminated rights and obligations and shall be payable by one Party to the other. The “Settlement Amount” shall mean (A) the amount, expressed in U.S. Dollars, of losses and costs that are or would be incurred by the Non-Defaulting Party (expressed as a positive number) or gains that are or would be realized by the Non-Defaulting Party (expressed as a negative number) as a result of the liquidation and termination of all rights and obligations under this Agreement and such other Transaction Documents and shall include, if the Company is the Defaulting Party, without limitation, the DD Make-Whole and the Inventory Make-Whole (each as defined below) other than the rights and obligations arising under the Commodity Forward Agreement, plus (B) at the election of the Non-Defaulting Party, the

Commodity Forward Settlement Amount. The determination of the Settlement Amount shall include (without duplication): (x) the losses and costs (or gains) incurred or realized (and determined in a commercially reasonable manner) by the Non-Defaulting Party in terminating, transferring, redeploying or otherwise modifying any outstanding Procurement Contracts, (y) the losses and costs (or gains) incurred or realized (and determined in a commercially reasonable manner) by the Non-Defaulting Party in terminating and liquidating any transactions evidenced by confirmations subject hereto (including the SPM Master Buy/Sell Crude Confirmation, SPM Master Buy/Sell Product Confirmation and any other buy/sell confirmation hereunder) and (z) all losses and costs (or gains) incurred or realized by the Non-Defaulting Party, as a result of the Non-Defaulting Party’s terminating, liquidating, maintaining, obtaining or reestablishing any Related Hedges (including, if Aron is the Non-Defaulting Party, all hedging transactions relating to the Monthly Market Structure Roll Fees); provided further that if the Non-Defaulting Party elects that the Commodity Forward Settlement Amount shall not be included in the determination of the Settlement Amount, the Commodity Forward Settlement Amount and the Settlement Amount shall each become due at the same time pursuant to Section 19.2(f). If the Settlement Amount is a positive number it shall be due to the Non-Defaulting Party and if it is a negative number, the absolute value thereof shall be due to the Defaulting Party. “DD Make-Whole” means, as of any date of determination, the amount, expressed in U.S. Dollars, equal to (A) an amount of utilization fees that Aron would have earned for the period commencing on such date through the end of the Term (assuming that no Event of Default in respect of the Company would occur) (i) using a per annum rate equal to LIBOR plus the Applicable Spread, and (ii) assuming that the aggregate principal amount of the Discretionary Draw Advance that would be outstanding at all times during such period is equal to $41,250,000.00, plus (B) an amount of the availability fees that Aron would have earned for the period commencing on such date through the end of the Term (assuming that no Event of Default in respect of the Company would occur) (i) using a per annum rate equal to the Discretionary Draw Availability Fee and (ii) assuming an aggregate availability amount equal to the difference between the Discretionary Draw Maximum Commitment Amount and $41,250,000.00, and “Inventory Make-Whole” means, as of any date of determination, the amount, expressed in U.S. Dollars, and in each case determined for the period commencing on such date through the end of the Term (assuming that no Event of Default in respect of the Company would occur) equal to the sum of: (1) the aggregate amount of fees hereunder and, without duplication, under the Fee Letter (other than (x) the Refinery Crude Oil Purchase Fee Price applicable to the Refinery Crude Oil Purchase Fee and (y) any fees applicable to the Discretionary Draw Facility) that would have been paid to Aron during such period and determined by Aron based on the applicable minimum inventory levels specified in Schedule D and the current forward curve and the value per Barrel equal to the sum of the Pricing Values applicable to each Product Group as of the date of determination of the Inventory Make-Whole; plus (2) aggregate amount of the Refinery Crude Oil Purchase Fee Price applicable to the Refinery Crude Oil Purchase Fee for each day during such period based on an assumed net daily Crude Oil runs of 50,000 Barrels per day.

(c)    The Settlement Amount and the Commodity Forward Settlement Amount shall be determined by the Non-Defaulting Party, acting in good faith, in a commercially reasonable manner. The Non-Defaulting Party shall determine the Settlement Amount and the Commodity Forward Settlement Amount commencing as of the date on which such termination occurs by reference to such futures, forward, swap and options markets as it shall select in its commercially reasonable judgment; provided that the Non-Defaulting Party is not required to effect such terminations and/or determine the Settlement Amount and/or Commodity Forward Settlement Amount on a single day, but rather may effect such terminations and determine the Settlement Amount and/or Commodity Forward Settlement Amount over a commercially reasonable period of time. Without limiting the generality of the foregoing, it is agreed that for purposes of determining the Settlement Amount or Commodity Forward Settlement Amount: (1) to the extent the Fee Letter provides for the calculation of any amount to be included in the Settlement Amount or Commodity Forward Settlement Amount, the provisions of the Fee Letter shall be controlling for such purpose; (2) to the extent the Non-Defaulting Party deems it commercially reasonable to do so, it may in referencing values in the futures, forward, swap and options markets for purposes of calculating various elements of the Settlement Amount or Commodity Forward Settlement Amount endeavor to align the dates as of which such reference values are determined; and (3) the Non-Defaulting Party shall discount to present value the DD Make-Whole and Inventory Make-Whole (but not any other component in the calculation of the Settlement Amount) using the Discount Rate any amount which would be due at a later date and shall add interest (at a rate determined in the same manner) to any amount due prior to the date of the calculation.
(d)    Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and Aron is the Non-Defaulting Party, Aron may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement, the Commodity Forward Agreement or any other Transaction Documents, (ii) withdraw from storage any and all of the Crude Oil and/or Products then in the Included Locations, (iii) otherwise arrange for the disposition of any Crude Oil and/or Products subject to any outstanding Aron Procurement Contract or Included Purchase Transaction and/or the modification, settlement or termination of such outstanding Aron Procurement Contract or Included Purchase Transaction in such manner as it elects and (iv) liquidate in a commercially reasonable manner any credit support, margin or collateral, to the extent not already in the form of cash (including applying any other margin or collateral) and apply and set off such credit support, margin or collateral or the proceeds thereof against any obligation owing by the Company to Aron (including without limitation the Initial Margin Amount). Aron shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available hereunder. The Company shall in all events remain liable to Aron for any amount payable by the Company in respect of any of its obligations remaining unpaid after any such liquidation, application and set off. Aron shall be under no obligation to prioritize the order with respect to which it exercises any one or more rights and remedies available hereunder. The Company shall in all events be liable to Aron for any amount payable by the Company in respect of any of their obligations remaining unpaid after any such liquidation, application and set off.
(e)    Without limiting any other rights or remedies hereunder, if an Event of Default has occurred and is continuing and the Company is the Non-Defaulting Party, the Company may, in its discretion, (i) withhold or suspend its obligations, including any of its delivery or payment obligations, under this Agreement and the Commodity Forward Agreement and/or (ii) otherwise arrange for the settlement or termination of the Parties’ outstanding commitments hereunder, the sale in a commercially reasonable manner of Crude Oil and/or Product for Aron’s account, and the replacement of the supply and offtake arrangement contemplated hereby with such alternative arrangements as it may procure.
(f)    The Non-Defaulting Party shall set off (i) the Settlement Amount (if due to the Defaulting Party), plus the Commodity Forward Settlement Amount (if the Non-Defaulting Party elects that the Commodity Forward Settlement Amount shall not be included in the determination of the Settlement Amount and it is due to the Defaulting Party), plus any performance security (including any other margin or collateral) then held by the Non-Defaulting Party pursuant to the Transaction Documents, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Defaulting Party hereunder (including under Article 10), against (ii) the Settlement Amount (if due to the Non-Defaulting Party), plus the Commodity Forward Settlement Amount (if the Non-Defaulting Party elects that the Commodity Forward Settlement Amount shall not be included in the determination of the Settlement Amount and it is due to the Non-Defaulting Party) plus any performance security (including any other margin or collateral) then held by the Defaulting Party, plus (at the Non-Defaulting Party’s election) any or all other amounts due to the Non-Defaulting Party hereunder (including under Article 10), so that all such amounts shall be netted to a single liquidated amount payable by one Party to the other (the “Liquidated Amount”). The Party with the payment obligation shall pay the Liquidated Amount to the applicable other Parties within one (1) Business Day after such amount has been determined. In addition, the Parties acknowledge that, in connection with an Event of Default hereunder, the Step-out Inventory Sales Agreement may be terminated and with respect thereto any rights and remedies available hereunder, under any other agreement between the Parties hereto or the parties thereto, or at law or equity may be exercised.
(g)    No delay or failure on the part of the Non-Defaulting Party in exercising any right or remedy to which it may be entitled on account of any Event of Default shall constitute an abandonment of any such right, and the Non-Defaulting Party shall be entitled to exercise such right or remedy at any time during the continuance of an Event of Default.
(h)    The Non-Defaulting Party’s rights under this Section 19.2 shall be in addition to, and not in limitation or exclusion of, any other rights which the Non-Defaulting Party may have (whether by agreement, operation of law or otherwise), including any rights of recoupment, setoff, combination of accounts or other rights under any credit support that may from time to time be provided in connection with this Agreement. The Defaulting Party shall indemnify and hold the Non-Defaulting Party harmless from all reasonable costs and expenses, including reasonable attorney fees, incurred in the exercise of any remedies hereunder.
(i)    If an Event of Default has occurred and is continuing, the Non-Defaulting Party may, without limitation on its rights under this Section 19.2, set off amounts which the Defaulting Party owes to it against any amounts which it owes to the Defaulting Party (whether hereunder, under any other contract or agreement or otherwise and whether or not then due).
(j)    The Parties acknowledge and agree that this Agreement is intended to be a “master netting agreement” as such term is defined in section 101(38A) of the Bankruptcy Code. As used in this Section 19.2, unless otherwise expressly provided, each reference to “this Agreement” shall, and shall be deemed to, be a reference to “this Agreement and the other Transaction Documents.”
(k)    Without limiting the generality of the foregoing, in the event the Obligations under this Agreement and the other Transaction Documents are accelerated or otherwise become due prior to their maturity date, in each case, in respect of any Event of Default with respect to the Company (including, but not limited to, upon the occurrence of an Event of Default arising under Section 19.1(d)), (including the acceleration of claims by operation of law), any amounts that would have become due hereunder or thereunder on the date of such acceleration or otherwise with respect to any early termination hereof (whether or not as a result of an Event of Default) shall also be due and payable as though such early termination had occurred and shall be part of the Obligations. Any such amount payable shall be presumed to be the liquidated damages sustained by Aron as the result of the early termination and the Company agrees that it is reasonable under the circumstances currently existing. THE COMPANY EXPRESSLY WAIVES (TO THE FULLEST EXTENT IT MAY LAWFULLY DO SO) THE PROVISIONS OF ANY PRESENT OR FUTURE STATUTE OR LAW THAT PROHIBITS OR MAY PROHIBIT THE COLLECTION OF THE FOREGOING AMOUNTS IN CONNECTION WITH ANY SUCH ACCELERATION. The Company expressly agrees (to the fullest extent it may lawfully do so) that: (A) all such amounts are reasonable and the product of an arm’s length transaction between sophisticated business people, ably represented by counsel; (B) such amounts shall be payable notwithstanding the then prevailing market rates at the time payment is made; (C) there has been a course of conduct between the Parties hereto giving specific consideration in this transaction for such agreement to pay such amounts; and (D) the Company shall be estopped hereafter from claiming differently than as agreed to in this paragraph. The Company expressly acknowledges that its agreement to pay such amounts to Aron as herein described is a material inducement to Aron to enter into this Agreement.

(l)    THE SETTLEMENT AMOUNT IS DEEMED TO CONSTITUTE LIQUIDATED DAMAGES, AND THE PARTIES ACKNOWLEDGE AND AGREE THAT SUCH DAMAGES ARE DIFFICULT OR IMPOSSIBLE TO DETERMINE AND THAT THE SETTLEMENT AMOUNT IS INTENDED TO BE A REASONABLE APPROXIMATION OF THE AMOUNT OF SUCH DAMAGES AND NOT A PENALTY.
(m)    For the avoidance of doubt and without limitation to Section 19.3, if the Settlement Amount and/or Commodity Forward Settlement Amount is owing to Aron and is not paid when due, such overdue amount shall accrue interest at the Default Interest Rate until such amount shall have been paid in full to Aron
(n)    For purposes of this Agreement, (i) “Commodity Forward Settlement Amount” shall mean the amount, expressed in U.S. Dollars, of losses and costs that are or would be incurred by the Non-Defaulting Party (expressed as a positive number) or gains that are or would be realized by the Non-Defaulting Party (expressed as a negative number) as a result of the liquidation and termination of all rights and obligations (assuming the satisfaction of the condition precedent in Section 19.2(o) below) under the Commodity Forward Transactions, including (without duplication) all Specified Unwind Costs (as determined with respect to all Corresponding Futures and aggregated into a net amount), and (ii) “Commodity Forward Transaction” means any transaction entered into between Aron and the Company under this Agreement that is a forward agreement within the meaning of §101(53)(B) of the Bankruptcy Code.
(o)    Aron and the Company agree that (i) each Commodity Forward Transaction, the rights and obligations thereunder, and the provisions set-out in this Agreement relating to the termination of those Commodity Forward Transactions upon an Event of Default and the determination and payment of the resulting Commodity Forward Settlement Amount shall be deemed to form a separate single agreement between Aron and the Company (the “Commodity Forward Agreement”), and without such agreement each such party would not otherwise enter into any Commodity Forward Transaction; and (ii) each obligation of each party under a Commodity Forward Transaction is subject to the condition precedent that no Event of Default pursuant to Section 19.1 has occurred and is continuing.
19.3    Default Interest.
(a)    If any amount payable by the Company under this Agreement or any other Transaction Document (including any amount payable under this Section 19.3, under Article 9, Article 10, Article 19, Article 20, or in the case of the Guarantor, the Guaranty or otherwise hereunder or thereunder) is not paid when due, whether at its scheduled payment date, by acceleration or otherwise, such amount shall thereafter bear interest at a rate per annum equal to the Default Interest Rate (calculated on the basis of actual days elapsed over a 360 day year) until such amount shall have been paid in full to Aron.

(b)    For so long as any Event of Default with respect to the Company has occurred and is continuing, interest shall accrue on a daily basis for such period (“Exposure Default Interest”) at the Default Interest Rate (calculated on the basis of actual days elapsed over a 360 day year) on Aron’s daily aggregate exposure to the Company under this Agreement and the other Transaction Documents until such Event of Default is no longer occurring, as determined by Aron in a commercially reasonable manner provided that such Exposure Default Interest shall be determined without duplication of any other interest accruing hereunder, including interest accruing at the Default Interest Rate under Section 19.3(a) above.
(c)    Any Default Interest Rate interest accruing under Section 19.3(a) or Exposure Default Interest accruing Section 19.3(b) shall be due to Aron on demand or, absent such demand, monthly and shall continue to accrue after occurrence of any Event of Default under Section 19.1(d) hereof, whether or not allowed or allowable in any insolvency or bankruptcy proceeding.
(d)    Payment or acceptance of the increased rates of interest provided for in this Section 19.3 is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of any Party hereunder.
19.4    U.S. Resolution Stay Provisions.
(a)    Recognition of U.S. Special Resolution Regimes.
(i)    In the event that Aron becomes subject to a proceeding under the Federal Deposit Insurance Act and the regulations promulgated thereunder or Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder (a “U.S. Special Resolution Regime”), the transfer from Aron of this Agreement, the Inventory Sales Agreements and any obligation in or under, and any property securing, this Agreement or any other Transaction Document, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, Inventory Sales Agreements, the Commodity Forward Agreement and, if in effect, the Step-out Inventory Sales Agreement (collectively, the “Safe Harbor Agreements”), and any interest and obligation in or under, and any property securing, the Safe Harbor Agreements were governed by the laws of the United States or a state of the United States.
(ii)    In the event that Aron or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, any Default Rights (as defined in 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable (“Default Rights”)) under any Safe Harbor Agreement that may be exercised against Aron are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if a Safe Harbor Agreement were governed by the laws of the United States or a state of the United States.

(b)    Limitation on Exercise of Certain Default Rights Related to an Affiliate’s Entry into insolvency proceedings. Notwithstanding anything herein to the contrary, the Parties expressly acknowledge and agree that:
(i)    In the event that Aron or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, the Company shall not be permitted to exercise any Default Right with respect to a Safe Harbor Agreement or any Credit Enhancement, in each case, that is related, directly or indirectly, to an Affiliate of Aron becoming subject to any insolvency or liquidation proceeding, except to the extent that the exercise of such Default Right would be permitted under the provisions of 12 C.F.R. 252.84, 12 C.F.R. 47.5 or 12 C.F.R. 382.4, as applicable; and
(ii)    In the event that Aron or an Affiliate becomes subject to a proceeding under a U.S. Special Resolution Regime, nothing in any Safe Harbor Agreement shall prohibit the transfer of any Credit Enhancement, any interest or obligation in or under such Credit Enhancement, or any property securing such Credit Enhancement, to a transferee upon or following an Affiliate of Aron becoming subject to an insolvency or liquidation proceeding, unless the transfer would result in the Company being the beneficiary of such Credit Enhancement in violation of any law applicable to the Company.
(c)    U.S. Protocol. If the Company adheres to the ISDA 2018 U.S. Resolution Stay Protocol, as published by the International Swaps and Derivatives Association, Inc. as of July 31, 2018 (the “ISDA U.S. Protocol”), the terms of the ISDA U.S. Protocol will supersede and replace the terms of this Section 19.4.
(d)    For purposes of this Section 19.4, the term “Affiliate” means “Affiliate” as defined in, and interpreted in accordance with 12 U.S.C. § 1841(k).
ARTICLE 20

SETTLEMENT AT TERMINATION
20.1    Upon expiration or termination of this Agreement for any reason other than as a result of an Event of Default (in which case the Expiration Date or such other date as the Parties may agree shall be the “Termination Date”; provided that if such date is not a Business Day, any payments due on such date shall be made on the immediately preceding Business Day), the Parties covenant and agree to proceed as provided in this Article 20; provided that (x) this Agreement shall continue in effect following the Termination Date until all obligations are finally settled as contemplated by this Article 20 and (y) the provisions of this Article 20 shall in no way limit the rights and remedies which the Non-Defaulting Party may have as a result of an Event of Default, whether pursuant to Article 19 above or otherwise:
(a)    If any Aron Procurement Contract does not either (i) by its terms automatically become assigned to the Company on and as of the Termination Date in a

manner which releases Aron from all obligations thereunder for all periods following the Termination Date or (ii) by its terms, expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the then existing Third Party Suppliers, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (w) such Aron Procurement Contract shall be assigned to the Company or shall be terminated, (x) all rights and obligations of Aron under each of the then outstanding Aron Procurement Contracts shall be assigned to the Company, (y) the Company shall assume all of such obligations to be paid or performed following such termination, and (z) Aron shall be released by such Third Party Suppliers and the Company from any further obligations thereunder. In connection with the assignment or reassignment of any Aron Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the supply and payment arrangements, including any change in payment terms, under the relevant Aron Procurement Contracts so as to prevent any material disruption in the supply of Crude Oil thereunder.
(b)    If, pursuant to the Marketing and Sales Agreement, any sales commitments are outstanding which, by their terms, extend beyond the Termination Date, then the Parties shall promptly negotiate and enter into, with each of the purchasers thereunder, assignments, assumptions and/or such other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which, as of the Termination Date, (i) such sales commitment shall be assigned (or reassigned) to the Company or shall be terminated, (ii) all rights and obligations of Aron with respect to each then outstanding sales commitment shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by the purchasers thereunder and the Company from any further obligations with respect to such sales commitments. In connection with the assignment or reassignment of any Aron Procurement Contract, the Parties shall endeavor, in a commercially reasonable manner, to facilitate the transitioning of the Product marketing and sales arrangements so as to prevent any material disruption in the distribution of Products from the Refinery.
(c)    In the event that Aron has become a party to any other third party service contract in connection with this Agreement and the transactions contemplated hereby, including any pipeline, terminalling, storage and shipping arrangement including but not limited to the Required Storage and Transportation Arrangements (an “Ancillary Contract”) and such Ancillary Contract does not by its terms expire or terminate on and as of the Termination Date, then the Parties shall promptly negotiate and enter into with each service provider thereunder such instruments or other documentation, in form and substance reasonably satisfactory to the Parties, pursuant to which as of the Termination Date (i) such Ancillary Contract shall be assigned to the Company or shall be terminated, (ii) all rights and obligations of Aron with respect to each then outstanding Ancillary Contract shall be assigned to the Company, (iii) the Company shall assume all of such obligations to be paid or performed following such termination, and (iv) Aron shall be released by the third party service providers thereunder and the Company from any further obligations with respect to such Ancillary Contract.
(d)    The volume of Crude Oil and Products at the Included Locations shall be purchased and transferred as contemplated in the Step-Out Inventory Sales Agreement. The Crude Oil volumes measured by Supplier’s Inspector at the Termination Date and recorded in Supplier’s Inspector’s final inventory report shall be the “Termination Date Crude Oil Volumes” for the purposes of this Agreement and the Product volumes measured by Supplier’s Inspector at the Termination Date and recorded in Supplier’s Inspector’s final inventory report shall be the “Termination Date Product Volumes” for purposes of this Agreement, and such Termination Date Crude Oil Volumes and Termination Date Product Volumes shall collectively be referred to as the “Termination Date Volumes.”
(e)    Aron shall promptly reconcile and determine the Termination Amount pursuant to Section 20.2. The Parties shall promptly exchange all information necessary to determine the estimates and final calculations contemplated by Section 20.2.
(f)    Aron shall have no further obligation to purchase and shall not purchase or pay for Crude Oil or Products, or incur any such purchase obligations on and after the Termination Date. Except as may be required for Aron to fulfill its obligations hereunder until the Termination Date or during any obligatory notice period pursuant to any Aron Procurement Contract, Aron shall not be obligated to purchase, take title to or pay for any Crude Oil or Products following the Termination Date or such earlier date as the Parties may determine in connection with the transitioning of such supply arrangements to the Company. Notwithstanding anything to the contrary herein, no Delivery Date shall occur later than the calendar day immediately preceding the Termination Date.
20.2    Termination Amount.
(a)    The “Termination Amount” shall equal:
(i)    Any unpaid amounts owed by the Company to Aron pursuant to the Step-Out Inventory Sales Agreement, plus
(ii)    all unpaid amounts payable hereunder by the Company to Aron in respect of Crude Oil delivered on or prior to the Termination Date, plus
(iii)    all Ancillary Costs incurred through the Termination Date that have not yet been paid or reimbursed by the Company, plus
(iv)    in the case of an early termination, the amount reasonably determined by Aron as the breakage costs it incurred in connection with the termination, unwinding or redeploying of all Related Hedges as a result of such early termination, plus

(v)    the aggregate amount due under Section 10.2(a), calculated as of the Termination Date with such date being the final day of the last monthly period for which such calculations are to be made under this Agreement; provided that, if such amount under Section 10.2(a) is due to Aron, then such amount will be included in this Termination Amount as a positive number and if such amount under Section 10.2(a) is due to the Company, then such amount will be included in this Termination Amount as a negative number, plus
(vi)    any unpaid portion of any fee owed to Aron pursuant to Article 11 (including any Discretionary Draw Availability Fee or Discretionary Draw Utilization Fee); plus
(vii)    any FIFO Balance Final Settlement that is determined to be due pursuant to Schedule N; provided that, if such FIFO Balance Final Settlement is due to Aron, then such amount will be included in this Termination Amount as a positive number and if such amount under Section 10.2(a) would be due to the Company, then such amount will be included in this Termination Amount as a negative number, plus
(viii)    any early termination fees owed to Aron pursuant to Section 3.3, plus
(ix)    all unpaid amounts payable hereunder by Aron to the Company in respect of Product delivered on or prior to the Termination Date, minus
(x)    all unpaid amounts payable under the Marketing and Sales Agreement by Aron to the Company for services provided up to the Termination Date.
All of the foregoing amounts shall be aggregated or netted to a single liquidated amount owing from one Party to the other. If the Termination Amount is a positive number, it shall be due to Aron and if it is a negative number, the absolute value thereof shall be due to the Company.
(b)    The Parties acknowledge that one or more of the components of the Termination Amount will not be able to be definitively determined by the Termination Date and therefore agree that Aron shall, in a commercially reasonable manner, estimate in good faith each of such components and use such estimated components to determine an estimate of the Termination Amount (the “Estimated Termination Amount”); provided that the Parties agree that Aron shall continue to hold the Initial Margin Amount until final settlement is completed pursuant to Section 20.2(c). Without limiting the generality of the foregoing, the Parties agree that the amount due under Section 20.2(a)(i) above shall be estimated by Aron in the same manner and using the same methodology as it used in preparing the Estimated Commencement Date Value, but applying the Step-Out Values under and as defined in Schedule B and other price terms provided for herein with respect to the purchase of the Termination Date Volumes. Aron shall use its commercially reasonable efforts to prepare, and provide the Company with, an initial Estimated Termination Amount, together with appropriate supporting documentation, at least five (5) Business Days prior to the Termination Date. To the extent reasonably practicable, Aron shall endeavor to update its calculation of the Estimated Termination Amount by no later than 12:00 p.m. HST on the Business Day prior to the Termination Date. If Aron is able to provide such updated amount, that amount shall constitute the Estimated Termination Amount and shall be due and payable by no later than 5:00 p.m., HST on the Business Day preceding the Termination Date. Otherwise, the initial Estimated Termination Amount shall be the amount payable on the Termination Date. If the Estimated Termination Amount is a positive number, it shall be due to Aron and if it is a negative number, the absolute value thereof shall be due to the Company.
(c)    On or before ten (10) Business Days following the Termination Date, Aron shall prepare, and provide the Company with, (i) a statement showing the calculation, as of the Termination Date, of the Termination Amount, (ii) a statement (the “Termination Reconciliation Statement”) reconciling the Termination Amount with the sum of the Estimated Termination Amount pursuant to Section 20.2(b) and the Initial Margin Amount and indicating any amount remaining to be paid by one Party to the other as a result of such reconciliation. Within one (1) Business Day after receiving the Termination Reconciliation Statement and the related supporting documentation, the Parties will make any and all payments required pursuant thereto. Promptly after receiving such payment (but in any event within five (5) Business Days), Aron shall (x) cause any filing or recording of any UCC financing forms to be terminated, (y) release and terminate all Lien Documents pursuant to one or more instruments mutually acceptable to the Parties and (z) deliver, re-assign, reconvey and transfer, as applicable, to the Company any other Collateral or credit support held or maintained by Aron (including, without limitation, the remaining balance, if any, of the Initial Margin Amount after giving effect to this Article 20).
(d)    Notwithstanding anything herein to the contrary, Aron shall not have any obligation to make any payment contemplated by this Section 20.2, transfer of title to Crude Oil or Products or to otherwise cooperate in the transition matters described in Section 20.1 unless (i) the Company shall have performed its obligations under the Step-Out Inventory Sales Agreement and this Section 20.02 as and when required pursuant to the terms hereof and thereof, and (ii) except as otherwise agreed by the Parties, the Master Agreement and all Transactions outstanding thereunder have been terminated and all amounts due with respect to such terminated Transactions shall have been paid in full.
20.3    Transition Services. To the extent necessary to facilitate the transition to the Purchasers of the storage and transportation rights and status contemplated hereby, each Party shall take such additional actions, execute such further instruments and provide such additional assistance as the other Party may from time to time reasonably request for such purposes.

ARTICLE 21

INDEMNIFICATION; EXPENSES
21.1    To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in the Transaction Documents, Aron shall defend, indemnify and hold harmless the Company, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by Aron of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of Aron made herein or in connection herewith proving to be false or misleading, (ii) any failure by Aron to comply with or observe any Applicable Law, (iii) Aron’s negligence or willful misconduct, or (iv) injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by Aron or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, except to the extent that any Liability arising under clause (iv) has resulted from the negligence or willful misconduct on the part of the Company, its Affiliates or any of their respective employees, representatives, agents or contractors.
21.2    To the fullest extent permitted by Applicable Law and except as specified otherwise elsewhere in this Agreement, the Company shall defend, indemnify and hold harmless Aron, its Affiliates, and their directors, officers, employees, representatives, agents and contractors for and against any Liabilities directly or indirectly arising out of (i) any breach by the Company of any covenant or agreement contained herein or made in connection herewith or any representation or warranty of the Company made herein or in connection herewith proving to be false or misleading, including, without limitation the Company’s obligation for payment of taxes pursuant to Section 15.1, (ii) the Company’s transportation, handling, storage, refining or disposal of any Crude Oil or the products thereof, including any conduct by the Company on behalf of or as the agent of Aron under the Required Storage and Transportation Arrangements, (iii) the Company’s failure to comply with its obligations under the terminalling, pipeline and lease agreements underlying the Required Storage and Transportation Arrangements, (iv) the Company’s negligence or willful misconduct, (v) any failure by the Company to comply with or observe any Applicable Law, (vi) injury, disease, or death of any person or damage to or loss of any property, fine or penalty, any of which is caused by the Company or its employees, representatives, agents or contractors in exercising any rights or performing any obligations hereunder or in connection herewith, (vii) actual or alleged presence or release of Hazardous Substances in connection with the Transaction Documents or the transactions contemplated thereby, or any liability under any Environmental Law related in any way to or asserted in connection with the Transaction Documents or the transactions contemplated thereby, (viii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Company, and regardless of whether Aron is a party thereto, or (ix) any misappropriation or fraud by the Company, its Affiliates or any of their respective officers or employees, except to the extent that any Liability arising under clause (vi), (vii) or (viii) above has resulted from the negligence or willful misconduct on the part of Aron, its Affiliates or any of their respective employees, representatives, agents or contractors.
21.3    The Parties’ obligations to defend, indemnify, and hold each other harmless under the terms of the Transaction Documents shall not vest any rights in any third party (whether a Governmental Authority or private entity), nor shall they be considered an admission of liability or responsibility for any purposes other than those enumerated in the Transaction Documents.
21.4    Each Party agrees to notify the other as soon as practicable after receiving notice of any claim or suit brought against it within the indemnities of this Agreement, shall furnish to the other the complete details within its knowledge and shall render all reasonable assistance requested by the other in the defense; provided that, the failure to give such notice shall not affect the indemnification provided hereunder, except to the extent that the indemnifying Party is materially adversely affected by such failure. Each Party shall have the right but not the duty to participate, at its own expense, with counsel of its own selection, in the defense and settlement thereof without relieving the other of any obligations hereunder.
21.5    The Company shall pay (i) all reasonable out-of-pocket expenses incurred by Aron and its Affiliates (including the reasonable fees, charges and disbursements of counsel and tax consultants for Aron) in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Transaction Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all out-of-pocket expenses incurred by Aron and its Affiliates in connection with the enforcement or protection of Aron’s rights under or in connection with this Agreement and the other Transaction Documents.
ARTICLE 22

LIMITATION ON DAMAGES
TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THE PARTIES’ LIABILITY FOR DAMAGES IS LIMITED TO DIRECT, ACTUAL DAMAGES ONLY (WHICH INCLUDE ANY AMOUNTS DETERMINED UNDER ARTICLE 19) AND NEITHER PARTY SHALL BE LIABLE FOR SPECIFIC PERFORMANCE, LOST PROFITS OR OTHER BUSINESS INTERRUPTION DAMAGES, OR SPECIAL, CONSEQUENTIAL, INCIDENTAL, PUNITIVE, EXEMPLARY OR INDIRECT DAMAGES, IN TORT, CONTRACT OR OTHERWISE, OF ANY KIND, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THE PERFORMANCE, THE SUSPENSION OF PERFORMANCE, THE FAILURE TO PERFORM, OR THE TERMINATION OF THIS AGREEMENT; PROVIDED, HOWEVER, THAT, SUCH LIMITATION SHALL NOT APPLY WITH RESPECT TO (I) ANY THIRD PARTY CLAIM FOR WHICH INDEMNIFICATION IS AVAILABLE UNDER THIS AGREEMENT OR (II) ANY BREACH OF ARTICLE 24. EACH PARTY ACKNOWLEDGES THE DUTY TO MITIGATE DAMAGES HEREUNDER.

ARTICLE 23

AUDIT AND INSPECTION
During the Term of this Agreement each Party and its duly authorized representatives, upon reasonable notice and during normal working hours, shall have access to the accounting records and other documents maintained by the other Party, or any of the other Party’s contractors and agents, which relate to this Agreement; provided that, neither this Section nor any other provision hereof shall entitle the Company to have access to any records concerning any hedges or offsetting transactions or other trading positions or pricing information that may have been entered into with other parties or utilized in connection with any transactions contemplated hereby or by any other Transaction Document. The right to inspect or audit such records shall survive termination of this Agreement for a period of two (2) years following the Termination Date. Each Party shall preserve, and shall cause all contractors or agents to preserve, all of the aforesaid documents for a period of at least two (2) years from the Termination Date.
ARTICLE 24

CONFIDENTIALITY
24.1    In addition to the Company’s confidentiality obligations under the Transaction Documents, the Parties agree that the specific terms and conditions of this Agreement, including any list of counterparties, the Transaction Documents and the drafts of this Agreement exchanged by the Parties and any information exchanged between the Parties, including calculations of any fees or other amounts paid by the Company to Aron under this Agreement and all information received by Aron from the Company relating to the costs of operation, operating conditions, and other commercial information of the Company not made available to the public, are confidential and shall not be disclosed to any third party, except (i) as may be required by court order or Applicable Laws or as requested by a Governmental Authority, (ii) to such Party’s or its Affiliates’ employees, directors, shareholders, auditors, consultants, banks, lenders, financial advisors and legal advisors for purposes of administering, negotiating, considering, processing or evaluating this Agreement and the other Transaction Documents or the transactions contemplated thereby, or (iii) to such Party’s insurance providers, solely for the purpose of procuring insurance coverage or confirming the extent of existing insurance coverage; provided that, prior to any disclosure permitted by this clause (iii), such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section 24.1, or (iv) to any potential or prospective participant in connection with any contemplated participation in accordance with Section 26.3 or any participations therein or to any direct or indirect contractual counterparties (or the advisors thereto) to any swap or derivatives transaction, or any credit insurance provider, relating to the Company or any of its Affiliates and their Obligations; provided that, prior to any disclosure permitted by this clause (iv), such participants or prospective participants, counterparties and advisors such insurance providers shall have agreed in writing to keep confidential any information or document subject to this Section 24.1. The confidentiality obligations under this Agreement shall survive termination of this Agreement for a period of two (2) years following the Termination Date. The Parties shall be entitled to all remedies available at law, or in equity, to enforce or seek relief in connection with the confidentiality obligations contained herein.
24.2    In the case of disclosure covered by clause (i) of Section 24.1, to the extent practicable and in conformance with the relevant court order, Applicable Law or request, the disclosing Party shall notify the other Party in writing of any proceeding of which it is aware which may result in disclosure.
24.3    Tax Disclosure. Notwithstanding anything herein to the contrary, the Parties (and their respective employees, representatives or other agents) are authorized to disclose to any person the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including tax opinions and other tax analyses) that are provided to the Parties relating to that treatment and structure, without the Parties imposing any limitation of any kind. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, “tax structure” is limited to any facts that may be relevant to that treatment.
ARTICLE 25

GOVERNING LAW
25.1    THIS AGREEMENT SHALL BE GOVERNED BY, CONSTRUED AND ENFORCED UNDER THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO ITS CONFLICT OF LAWS PRINCIPLES THAT WOULD REQUIRE THE APPLICATION OF THE LAWS OF ANOTHER STATE.
25.2    EACH OF THE PARTIES HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY FEDERAL OR STATE COURT OF COMPETENT JURISDICTION SITUATED IN THE CITY OF NEW YORK, (WITHOUT RECOURSE TO ARBITRATION UNLESS BOTH PARTIES AGREE IN WRITING), AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, DELIVERED TO THE PARTY AT THE ADDRESS INDICATED IN ARTICLE 27. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION TO PERSONAL JURISDICTION, WHETHER ON GROUNDS OF VENUE, RESIDENCE OR DOMICILE.
25.3    Each Party waives, to the fullest extent permitted by Applicable Law, any right it may have to a trial by jury in respect of any proceedings relating to this agreement.
ARTICLE 26

ASSIGNMENT

26.1    This Agreement shall inure to the benefit of and be binding upon the Parties hereto, their respective successors and permitted assigns.
26.2    The Company shall not assign this Agreement or its rights or interests hereunder in whole or in part, or delegate its obligations hereunder in whole or in part, without the express written consent of Aron. Aron may, without the Company’s consent, assign and delegate all of Aron’s rights and obligations hereunder to (i) any Affiliate of Aron, provided that the obligations of such Affiliate hereunder are guaranteed by The Goldman Sachs Group, Inc. or (ii) any non-Affiliate Person that succeeds to all or substantially all of its assets and business and assumes Aron’s obligations hereunder, whether by contract, operation of law or otherwise, provided that the creditworthiness of such successor entity, in the Company’s reasonable credit judgment, is equal or superior to the creditworthiness of Aron immediately prior to such assignment. Any other assignment by Aron shall require the Company’s consent.
26.3    Participations.
(a)    Upon prior notice to the Company, Aron shall have the right at any time to sell one or more participations to any Person in all or any portion of the transactions contemplated pursuant to the Transaction Documents, including the Obligations; provided that, unless an Event of Default has occurred and is continuing in respect of the Company, Aron shall not sell such participations in excess of forty-nine percent (49%) of such transactions in the aggregate; provided that (A) Aron’s Obligations under the Transaction Documents shall remain unchanged, (B) Aron shall remain solely responsible to the Company for the performance of such obligations and (C) the Company shall continue to deal solely and directly with Aron in connection with Aron’s rights and obligations under this Agreement and the other Transaction Documents. In the event that Aron sells a participation pursuant to this Section 26.3, Aron shall, acting solely for United States federal income tax purposes as a non-fiduciary agent of the Company, maintain a register on which it records the name and address of each participant to which it has sold a participation and the amounts (and stated fees or interest, if applicable) of each such participant’s interest in the Transaction Documents or the Obligations (the “Participant Register”); provided that Aron shall not have any obligation to disclose all or any portion of the Participant Register to any Person (including the identity of any participant or any information relating to a participant’s interest in any Transaction Documents or Obligations), except to the extent that such disclosure is necessary to establish that such right or obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. Unless otherwise required by the IRS, any disclosure required by the foregoing sentence shall be made by Aron directly and solely to the IRS. The entries in the Participant Register shall be conclusive absent manifest error, and Aron shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes under this Agreement and the other Transaction Documents, notwithstanding any notice to the contrary.
(b)    The holder of any such participation shall not be entitled to require Aron to take or omit to take any action hereunder, except that any participation agreement may provide that the participant’s consent must be obtained with respect to the consent of Aron to any waiver, amendment, modification or consent the effect of which would be to:
(i)    (x) increase any commitment or obligation of Aron to purchase or sell Crude Oil or Products or make or increase the Discretionary Draw Advance, in each case, other than any decisions by Aron to enter into Aron Procurement Contracts or (y) postpone the scheduled expiration date of any of those matters addressed in (and not excepted from) the foregoing clause (x) (it being understood that no waiver, amendment or other modification of any condition precedent, covenant, Default or Event of Default shall constitute an increase in any commitment or obligation of Aron for purposes of this Section 26.3(b)(i));
(ii)    extend the Term;
(iii)    waive, reduce or postpone any scheduled payment under the Transaction Documents (but not any voluntary prepayment of the Discretionary Draw Advance);
(iv)    reduce the rate of any fee or premium payable under the Transaction Documents, or waive or postpone the time for payment of any such fee or premium;
(v)    reduce the principal amount of the Discretionary Draw Advance or the amount owed to Aron in connection with any sales to the Company of any Crude Oil or Products under the Transaction Documents;
(vi)    waive, amend or modify any provision of this Section 23.3(b); or
(vii)    release all or substantially all the Collateral from the Liens of the Lien Documents; or
(viii)    any determination to establish Reserves or determination regarding Prices, or any amendments to the provisions in the Transaction Documents governing Reserves and Prices.
(c)    The Company agrees that (x) each participant shall be entitled to the benefits of Section 30.13 (subject to the requirements and limitations therein), and, to the extent such participant holds a participation in any Obligations arising under the Financing Agreement, Sections 11.15 and 11.16 (subject to the requirements and limitations therein) to the same extent as if it were Aron and had acquired its interest by assignment pursuant to Section 26.2 and (y) such participant shall not be entitled to receive any greater payment under Section 11.15 or 11.16 with respect to any participation than Aron would have been entitled to receive with respect to such participation sold to such participant, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the participant acquired the applicable participation. To the extent permitted by law, each participant also shall be entitled to the benefits of any set-off and recoupment provisions relating to the portion of the Obligations in which it is participating as though it were Aron.
26.4    Certain Other Transfers. In addition to any other assignment or participation permitted pursuant to this Article 26, Aron may assign, pledge and/or grant a security interest in all or any portion of the Obligations owed to it to secure obligations of Aron, including to any Federal Reserve Bank as collateral security pursuant to Regulation A of the Board of Governors and any operating circular issued by any Federal Reserve Bank or to any other central bank; provided that, Aron shall not be relieved of any of its obligations hereunder and under the other Transaction Documents as a result of any such assignment and pledge; and provided further that in no event shall the applicable Federal Reserve Bank, other central bank, pledgee or trustee be considered to be “Aron” hereunder or under any other Transaction Document
26.5    Any attempted assignment in violation of this Article 26 shall be null and void ab initio and the non-assigning Party shall have the right, without prejudice to any other rights or remedies it may have hereunder or otherwise, to terminate this Agreement effective immediately upon notice to the Party attempting such assignment.
ARTICLE 27

NOTICES
All invoices, notices, requests and other communications given pursuant to this Agreement shall be in writing and sent by email or nationally recognized overnight courier. A notice shall be deemed to have been received when transmitted by email to the other Party’s email set forth in Schedule M, or on the following Business Day if sent by nationally recognized overnight courier to the other Party’s address set forth in Schedule M and to the attention of the person or department indicated. A Party may change its address or email address by giving written notice in accordance with this Section, which is effective upon receipt.
ARTICLE 28

NO WAIVER, CUMULATIVE REMEDIES
28.1    The failure of a Party hereunder to assert a right or enforce an obligation of the other Party shall not be deemed a waiver of such right or obligation. The waiver by any Party of a breach of any provision of, or Event of Default or Default under, this Agreement shall not operate or be construed as a waiver of any other breach of that provision or as a waiver of any breach of another provision of, Event of Default or Default under, this Agreement, whether of a like kind or different nature.
28.2    Each and every right granted to the Parties under this Agreement or allowed it by law or equity shall be cumulative and may be exercised from time to time in accordance with the terms thereof and Applicable Law.

ARTICLE 29

NATURE OF THE TRANSACTION AND RELATIONSHIP OF PARTIES
29.1    This Agreement shall not be construed as creating a partnership, association or joint venture between the Parties. It is understood that each Party is an independent contractor with complete charge of its employees and agents in the performance of its duties hereunder, and nothing herein shall be construed to make such Party, or any employee or agent of the Company, an agent or employee of the other Party.
29.2    Neither Party shall have the right or authority to negotiate, conclude or execute any contract or legal document with any third person; to assume, create, or incur any liability of any kind, express or implied, against or in the name of the other; or to otherwise act as the representative of the other, unless expressly authorized in writing by the other.
ARTICLE 30

MISCELLANEOUS
30.1    If any Article, Section or provision of this Agreement shall be determined to be null and void, voidable or invalid by a court of competent jurisdiction, then for such period that the same is void or invalid, it shall be deemed to be deleted from this Agreement and the remaining portions of this Agreement shall remain in full force and effect.
30.2    The terms of this Agreement constitute the entire agreement between the Parties with respect to the matters set forth in this Agreement, and no representations or warranties shall be implied or provisions added in the absence of a written agreement to such effect between the Parties. This Agreement shall not be modified or changed except by written instrument executed by the Parties’ duly authorized representatives.
30.3    No promise, representation or inducement has been made by either Party that is not embodied in this Agreement or the Transaction Documents, and neither Party shall be bound by or liable for any alleged representation, promise or inducement not so set forth.
30.4    Time is of the essence with respect to all aspects of each Party’s performance of any obligations under this Agreement.
30.5    Nothing expressed or implied in this Agreement is intended to create any rights, obligations or benefits under this Agreement in any person other than the Parties and their successors and permitted assigns.
30.6    All audit rights, payment, confidentiality and indemnification obligations and obligations under this Agreement shall survive for the time periods specified herein.

30.7    This Agreement may be executed by the Parties in separate counterparts and initially delivered by facsimile transmission or otherwise, with original signature pages to follow, and all such counterparts shall together constitute one and the same instrument.
30.8    All transactions hereunder are entered into in reliance on the fact that this Agreement and all such transactions constitute a single, integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.
30.9    The Parties agree, that notwithstanding anything to the contrary in Section 30.2 or otherwise herein, the Parties may amend any Schedule hereto (each a “Specified Schedule” and, collectively, the “Specified Schedules”) from time to time in accordance with the following procedures (each such amend, a “Specified Schedule Change”):
(a)    Each Specified Schedule Change shall be evidenced by an exchange of emails between the parties which shall specifically reference the item being changed and indicate the nature of the Specified Schedule Change (which may include, without limitation, the removal or addition of a Tank on Schedule E, change to the notice addresses and parties on Schedule M, the removal or addition of or change to a Pricing Group on Schedule P, changes to account debtors listed on Schedule T, changes relating to Included Materials on Schedule X, changes to representatives listed on Schedule CC or changes to payees listed on Schedule DD), the effective date of such Specified Schedule Change and, if such Specified Schedule Change is known to be temporary (such as in the case of Tank being temporarily removed from service), the date or expected date as of which such Specified Schedule Change is to cease being effective. Either Party may initiate this email exchange, but such email exchange shall only be effective to bind the Parties once the second Party has responded via email in a manner sufficient to confirm its agreement to the Specified Schedule Change reflected in the initial email. Other than a Specified Schedule Change, any amendment to any schedule hereto shall only be effective if evidenced by except by a written instrument executed by the Parties’ duly authorized representatives.
(b)    An exchange of emails complying with the terms of this Section 30.9 shall (notwithstanding anything to the contrary herein) constitute an amendment of relevant Specified Schedule with respect to the Specified Schedule Change memorialized in such emails.
(c)    With respect to Schedule E, whenever as a result of any Specified Schedule Change in accordance with the foregoing procedures, a Tank is (i) included on Schedule E, it shall constitute an Included Location for purposes thereof and (ii) excluded from such Schedule E, it shall not constitute an Included Location, in each case as of the relevant effective date.
30.10    The Parties agree that, notwithstanding anything to the contrary in Section 30.2 or otherwise herein, the Parties may confirm an “Agreed Roll Price” executed pursuant to Schedule Y from time to time in accordance with the following procedures:

(a)    Each Agreed Roll Price executed by the Parties may be confirmed by an exchange of emails between the Parties which shall specifically reference (i) the calendar month(s) for which the Agreed Roll Price shall apply, (ii) the product group and corresponding Agreed Roll Volumes, (iii) the amount per barrel of such Agreed Roll Price and (iv) and the calendar month for which such amount shall be incorporated in the Monthly Market Structure Roll Fee for purposes of calculating the Monthly True-up Amount. Either Party may initiate this email exchange, but such email exchange shall only be effective to bind the Parties once the second Party has responded via email in a manner sufficient to confirm its agreement to the Agreed Roll Price reflected in the initial email.
(b)    An exchange of emails complying with the terms of this Section 30.10 shall (notwithstanding anything to the contrary herein) constitute confirmation of an Agreed Roll Price for all purposes hereunder.
30.11    All transactions hereunder are entered into in reliance on the fact that this Agreement and all such transactions constitute a single, integrated agreement between the Parties, and the Parties would not have otherwise entered into any other transactions hereunder.
30.12    The Company (a) agrees that the Transaction Documents, as defined in the First Amended and Restated S&O Agreement and as they have been amended or amended and restated on or prior to the date hereof, shall constitute Transaction Documents, (b) agrees that any Lien Documents and the Guaranty, as defined in the First Amended and Restated S&O Agreement and as they have been amended or amended and restated on or prior to the date hereof, shall continue in full force and effect to provide security for, and a guaranty of, all liabilities and other obligations of the Company under this Agreement and the Transaction Documents; (c) reaffirms and ratifies all of its agreements in such Transaction Documents, as they have been amended or amended and restated on or prior to the date hereof; (d) agrees that each reference in such Transaction Documents to the First Amended and Restated S&O Agreement shall be deemed to be references to this Agreement (other than references to the “First Amended and Restated S&O Agreement” in this Agreement). On the Second Restatement Effective Date, the First Amended and Restated S&O Agreement shall be amended and restated in its entirety by this Agreement, and the First Amended and Restated S&O Agreement shall thereafter be of no further force and effect and shall be deemed replaced and superseded in all respects by this Agreement. This Agreement is in no way intended to constitute a novation of the First Amended and Restated S&O Agreement. From and after the Second Restatement Effective Date, all references in any Transaction Document to the “S&O Agreement” shall be deemed to be a reference to this Agreement.
30.13    In the event that any fee, charge or other payment or amount under the Transaction Documents is determined by reference to LIBOR and Aron determines that the provisions of Section 11.14(a)(ii) have been implicated, the Parties shall endeavor to establish an alternate rate to replace LIBOR for all such purposes pursuant to the terms of Section 11.14(a)(ii).

30.14    The Company agrees that if, at any time prior to the Expiration Date (and regardless of whether this Agreement terminates prior thereto), it wishes to engage in any transaction or series of transactions for purposes of financing RINs or any Environmental Credits (whether or not the obligations under such transaction constitute Indebtedness and including any such transaction using the same as collateral (each, a “RIN Transaction”)), then the Company will offer Aron and its Affiliates (collectively, “Goldman Sachs”) the exclusive first right to act in such RIN Transaction as the lender, purchaser or other creditor and if Goldman Sachs desires to act in such capacity, the Company and Goldman Sachs will endeavor in a commercially reasonable manner negotiate and, if such terms and conditions are mutually satisfactory, enter into such agreements providing for such RIN Transaction.
ARTICLE 31

FORWARD JET FUEL TRANSACTION WITH PROVISIONAL PAYMENT
31.1    Forward Transaction. Pursuant to the terms and conditions of this Article 31, the Parties have entered to a forward transaction for the sale by the Company and the purchase by Aron of volumes of Jet Fuel (as defined below) to be delivered over an agreed period with payment to be made by Aron in a provisional payment subject to subsequent intra-month and monthly true ups (the “Forward Jet Fuel Transaction”).
31.2    Transaction Commencement. Subject to satisfaction of the conditions in Section 31.9, commencing on May 8, 2017 or such later date as the Parties shall agree (the “Forward Transaction Commencement Date”), the Company shall be obligated to sell and deliver to Aron, and Aron shall be obligated to purchase and receive from the Company, the monthly Jet Fuel volumes as indicated on Schedule BB hereto; provided that (i) each calendar month listed on Schedule BB during which Jet Fuel volumes are to be delivered under the Forward Jet Fuel Transaction shall be a “Forward Delivery Month” hereunder, (ii) the price specified on such Schedule for each Forward Delivery Month shall be the “Specified Index Price” for such month and (iii) the Jet Fuel volume to be delivered by the Company during any Forward Delivery Month shall be the “Monthly Forward Volume” for such month.
31.3    Provisional Payment. Provided that the conditions in Section 31.9 have been satisfied and no Default or Event of Default with respect to the Company has occurred and is continuing on the Forward Transaction Commencement Date, Aron shall pay to the Company, a provisional payment under the Forward Jet Fuel Transaction in the amount of $30,039,211.30 (the “Provisional Payment”).
31.4    Monthly True-Up under Forward Jet Fuel Transaction.
(a)    For each Forward Delivery Month, Aron shall determine the actual volume of Jet Fuel that the Company has delivered during such month under the Forward Jet Fuel Transaction (the “Actual Forward Delivered Volume”), which shall equal the lesser of (A) the Monthly Forward Volume for such month and (B) the Monthly Produced Volume for Jet Fuel for such month.

(b)    For each Forward Delivery Month, Aron shall determine a true up payment (the “Monthly Forward True-Up Amount”) which shall equal:
(i)    (x) the Index Amount for Jet Fuel for such month minus the Specified Index Price for such Forward Delivery Month, multiplied by (y) the Actual Forward Delivered Volume for such month, multiplied by -1; minus
(ii)    The Cumulative Daily Forward Settlement for such Forward Delivery Month.
(iii)    The Monthly Forward True-Up Amount shall be incorporated as provided in Schedule C hereto and as result shall be paid as part of the Monthly True-up Amount due under Section 10.2.
31.5    Volume Shortfalls.
(a)    If for any Forward Delivery Month, the Monthly Forward Volume exceeds the Actual Forward Delivered Volume (a “Monthly Volumetric Shortfall”), then the Company shall be obligated to compensate Aron for such Monthly Volumetric Shortfall no later than the Shortfall Settlement Date by making a cash payment to Aron in an amount equal to the product of (x) the Monthly Volumetric Shortfall and (y) the Specified Index Price for such Forward Delivery Month (the “Shortfall Value”).
(b)    If the Company has not settled a Monthly Volumetric Shortfall on or before the Shortfall Settlement Date, then (A) an Event of Default with respect to the Company shall occur hereunder and (B) without limiting the foregoing, interest shall accrue on such Shortfall Value (based on actual days elapsed over a 365 day year) during each monthly period from and after such Shortfall Settlement Date until such settlement occurs, at an annual rate of equal to the Discount Rate for the first monthly period which rate shall increase by 1% for each subsequent monthly period, all of which accrued interest shall be due from time to time upon demand by Aron and in any event no later than the settlement of such Monthly Volumetric Shortfall.
31.6    Delivery and Specifications. Unless otherwise agreed by Aron, all deliveries of Jet Fuel delivered under the Forward Jet Fuel Transaction shall be in accordance with Section 8.5 above and all such Products shall conform to the specification requirements under Section 8.6 above.
31.7    Adjustment to Interim Payments. For each Forward Delivery Month, the Interim Payments determined for each day during such month under Section 10.1 hereof shall be adjusted in accordance with the following provisions:
(a)    For each day during a Forward Delivery Month, Aron shall estimate (i) the Daily Produced Volume for such day using the Best Available Inventory Data; provided that if inventory data have not been reported on any day within a three (3) Business Day period, Aron will use the inventory data for the day occurring during the thirty (30) day period preceding such calendar day that results in the smallest Estimated Daily Net Product Sales for Jet Fuel; provided further that, if any Party determines that any inventory data Aron has used in such determination was materially inaccurate, then Aron shall adjust future Daily Forward Settlements to take account of any corrected inventory data, and (ii) the aggregate volume of Jet Fuel that has been delivered to Aron from the first day of such Forward Delivery Month through such day, up to an aggregate volume not exceeding the Monthly Forward Volume for such Forward Delivery Month (the “Estimated Monthly Forward Volume”). All such estimates shall be made by Aron in a commercially reasonable manner based on the available inventory data and otherwise in the manner contemplated above, and to the extent it deems appropriate taking into account such other data as may be relevant to the determination of such estimates.
(b)    If, as of any day during a Forward Delivery Month, the Estimated Monthly Forward Volume equals the Monthly Forward Volume for such month, then for such day (or portion of such day) and for all days occurring thereafter during such month, the Daily Produced Volume shall be zero.
31.8    Daily Forward Settlements. For each day during a Forward Delivery Month, Aron shall calculate a provisional settlement with respect to the Daily Produced Volume for such day (each, a “Daily Forward Settlement”) as provided in this Section 31.8. For purposes of this calculation, (i) the Daily Value for each day shall be the Daily Value for the Jet Fuel Product Group as determined under Section 10.1 and (ii) the Specified Index Price for such day shall be the Specified Index Price for the Forward Delivery Month during which such day occurs. The Daily Forward Settlement for any day shall equal (x) the Specified Index Price for such month minus the Daily Value multiplied by the (y) Daily Produced volume. If the resulting figure is positive, that amount shall be due from the Company to Aron. If the resulting figure is negative, the absolute value of that amount shall be due from Aron to the Company. Payment of the Daily Forward Settlement for any day shall be due on the same date as the Interim Payment for that day and shall be, as appropriate, aggregated with or netted against such Interim Payment determined under Section 10.1(a) hereof.
31.9    Conditions. The obligation of Aron to purchase Jet Fuel and make the payments for such Jet Fuel contemplated by this Article 31 shall be subject to satisfaction of the following conditions precedent on and as of a date occurring no later than May 8, 2017 (the “Transaction Cutoff Date”):
(a)    All representations and warranties of the Company contained herein shall be true and correct on and as of such date and no Default or Event of Default with respect to the Company shall have occurred and be continuing; and
(b)    Aron shall have received such certificates, documents, instruments and opinion letters from the Company and its representatives as Aron may reasonably request in connection with the commencement of the Forward Jet Fuel Transaction, including an officer’s certificate dated as of the Forward Transaction Commencement Date confirming that no Default or Event of Default with respect to the Company has occurred and is continuing on such day and all other applicable conditions to the Forward Transaction Commencement Date are then satisfied.
(c)    The Company agrees that it will use its commercially reasonable efforts to cause each of the foregoing conditions to be satisfied on or before the Transaction Cutoff Date.
31.10    Remedies upon Event of Default. If an Event of Default with respect to the Company occurs and Aron exercises its remedies under Section 19.2 hereof, then without limiting any rights and remedies that Aron may have thereunder, under the Transaction Documents or otherwise, it is agreed that with respect to the Forward Jet Fuel Transaction:
(a)    Aron shall terminate, close-out and liquidate the Forward Jet Fuel Transaction (including, without limitation, all obligations to make any Provisional Payments thereunder) and determine a Settlement Amount (as defined in Section 19.2(b) hereof) for the Forward Jet Fuel Transaction; provided that such Settlement Amount shall be determined with respect to the period from the date of such termination through the end of the final Forward Delivery Month (the “Remaining Tenor”) by calculating, for each Forward Delivery Month (or portion thereof) during the Remaining Tenor, the product of the relevant Monthly Forward Volume and Specified Index Price, discounting each such product from the end of the relevant Forward Delivery Month to the date of termination at the Discount Rate, and taking the sum of such discounted amounts; provided further that such Settlement Amount shall also take account of any Forward Transaction Obligations then due and owing and all losses and costs which Aron incurs as a result of maintaining, terminating or obtaining any related hedge positions and in doing so Aron may use such pricing and rate references as Aron deems appropriate in its commercially reasonable judgment, including references to such futures, forward, swap and options markets as it shall select in its reasonable judgment; and
(b)    The Settlement Amount determined under clause (i) above shall constitute a Settlement Amount for all purposes of Section 19.2 hereof.
The foregoing shall in no way limit or be deemed to limit Aron’s rights under the Lien Documents, including its rights to apply the proceeds of any collateral to any obligations secured thereby.
31.11    Settlement at Termination. In the event this Agreement terminates pursuant to Article 20 hereof, the following provisions shall apply with respect to the Forward Jet Fuel Transaction:
(a)    All amounts due between the parties (including any Settlement Amount determined under clause (i) above) shall be included in the Termination Amount under Section 20.2(a); and
(b)    In determining the Estimated Termination Amount and the Termination Holdback Amount, Aron may, in its commercially reasonable judgment, take account of any amounts due under the Forward Jet Fuel Transaction that will not be definitively determined as of the Termination Date and/or which will be subject to any true-up or adjustment following the Termination Date.
31.12    Early Termination of Forward Jet Fuel Transaction.
(a)    Subject to the terms and conditions hereof, the Company may, in its sole discretion and upon no less than 45 days’ notice to Aron and effective on the first calendar day of the following month for purposes of determining the Outstanding Forward Amount, terminate the Forward Jet Fuel Transaction, in whole but not in part, at any time following Forward Transaction Commencement Date (a “Forward Transaction Early Termination”). In order to effectuate any Forward Transaction Early Termination, the Company shall on the proposed date of such Forward Transaction Early Termination pay to Aron, in immediately available funds, and without any set-off or counterclaim, an amount equal to the Outstanding Forward Amount as of such date.
(b)    Notwithstanding the conditions specified in Section 31.12(a), at the Company’s request, the Parties hereby agree that a Forward Transaction Early Termination occurred effective on December 21, 2017 and that, accordingly, the Company paid to Aron $26,438,149.52 on such date.
31.13    Use of Proceeds. The Parties acknowledge that the payments received from Aron under the Forward Jet Fuel Transaction were used to make a one-time “restricted payment” under Section 5(b)(iii)(C) of the Pledge and Security Agreement as in effect at the time of such payments, which Section has been deleted as of the First Restatement Effective Date.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be executed by its duly authorized representative as of the date first above written.

J. ARON & COMPANY LLC
By:	/s/ Simon Collier
Name:	Simon Collier
Title:	Attorney In Fact

PAR HAWAII REFINING, LLC
By:	/s/ William Monteleone
Name:	William Monteleone
Title:	Chief Financial Officer

[Signature Page to 2d A&R Supply and Offtake Agreement]